Exhibit 99.3

Manulife Financial Corporation
Annual Meeting | May 5, 2016 Important information for shareholders Your participation is important. Please take a few minutes to read this document and vote.

Notice of annual meeting of common shareholders

You’re invited to attend our 2016 annual meeting of common shareholders

When	Four items of business
May 5, 2016	1. Receiving the consolidated financial statements
11 a.m.	and auditors’ report for the year ended
(Eastern time)	December 31, 2015
2. Electing directors
Where	3. Appointing the auditors
Manulife Head Office 200 Bloor Street East Toronto, Canada	4. Having a say on executive pay We’ll consider any other matters that are properly brought before the meeting, but we are not aware of any at this time.

The annual meeting for The Manufacturers Life
Insurance Company will be held at the same time
and place.
Please read the voting section starting on page 9.
Your vote is important.
By order of the board of directors,

Antonella Deo
Vice President and Corporate Secretary
March 9, 2016

Welcome to our 2016 management
information circular
Richard B. DeWolfe Chairman of the Board	Donald A. Guloien President and Chief Executive Officer

This summary includes some important highlights from our circular, but it does not tell you everything you need to know about the items you’ll be voting on at our annual meeting of common shareholders. Please read the entire circular before you vote.

Our progress in 2015

We made significant progress in 2015, making strides on our ambitious customer-centric strategy, innovating to ensure we remain relevant and agile in a rapidly changing world, and capitalizing on the growth opportunities we have developed in each of our businesses.

This was a disappointing year in terms of net income, largely due to the significant impact of the dramatic decline in oil and gas prices.

Our core earnings rose 28% before giving effect to investment-related impacts, which was ahead of plan and highlights Manulife’s powerful operating momentum. We remained focused on closely managing our expenses, and cost savings through our Efficiency & Effectiveness initiative were realized sooner than we had anticipated.

We completed two important acquisitions and announced two major strategic distribution partnerships. And we raised our dividend after year end, marking the third increase in less than two years, for a cumulative increase of 42%.

These results are reflected in the board’s decisions about executive compensation this year, which you can read about on the pages that follow.

Overall, our underlying business results and strategic progress in 2015 make us more confident than ever about our strength, momentum and long-term strategic positioning.

1Non-GAAP measure – see page 6.

2016 Management information circular    1

2015 Executive compensation

Manulife’s executive compensation program is well balanced: competitive, tied to performance and aligned with our business strategy. We also take great care to structure compensation around sound governance practices and risk controls. This approach is designed to reward executives for acting in the long-term interests of Manulife, and we continually review the program against the market and in response to shareholder feedback. In 2015, we modified our annual incentive scorecard to include a wealth and asset management profit measure, eliminated the use of an individual performance multiplier to determine annual incentive awards, and implemented formal restrictions for all stock option awards in 2015 and onwards so executives cannot exercise their stock options before five years from the grant date.

2015 compensation
Total compensation for this year’s named executives reflects our short-term and longer-term financial performance:
¡ annual incentive awards for 2015 are lower than 2014 (with a company performance score of 89%, compared to 117% for 2014) mostly because of the impact of oil and gas prices, as discussed above
¡ performance share units and restricted share units that were awarded in 2013 paid out in December 2015. The performance share units vested with a performance score of 125%, at 182% of their grant value, and the restricted share units paid out at 146% of their grant value, reflecting our solid earnings trajectory over the last three years, our capital strength and increased share price.

We set pay for the named executives in U.S. dollars because, as a global company, we draw from an international talent pool for executive talent at the most senior levels. U.S. dollars are the most common basis of compensation for these executives, and necessary to attract and retain them. The impact of a 12% decline in U.S. and Canadian foreign exchange rates over the year caused large variances in the total direct compensation amounts converted to Canadian dollars (see the summary compensation table on page 90). The CEO’s actual total direct compensation for 2015 excluding the currency impact was 3% lower than 2014. Results were similar for the other named executives.

Pay for performance

One way we measure the effectiveness of our compensation program is to look back at our share price performance and what the named executives have actually earned – either paid to them in a year (often called realized pay) or value they may receive in the future (often called realizable pay). The graph to the right shows the relationship between the CEO’s compensation, our total shareholder return and the total

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shareholder return of the S&P/TSX Composite Index over the last five years. The CEO’s compensation was lower in the years that our total shareholder return was low, and appropriately higher in the years that our total shareholder return was high.

	2011	2012	2013	2014	2015
Manulife total shareholder return	(34.5%)	30.0%	60.0%	8.7%	(3.7%)
S&P/TSX Composite Index total shareholder return	(8.7%)	7.2%	13.0%	10.6%	(8.3%)
CEO realized and realizable pay	$465,268	$8,990,336	$31,291,847	$17,110,940	$5,062,391
CEO target compensation	$8,402,110	$9,334,616	$10,477,161	$12,704,068	$14,716,651
Realized and realizable pay as a % of target	5.5%	96.3%	298.7%	134.7%	34.4%

Compensation in line with our peers

The graph below compares the relationship between realized and realizable pay as a percentage of total target direct compensation against share price performance to our compensation peers over the 2010 to 2014 period. The regression line highlights the link between pay and performance. CEOs of companies above the line have realized more compensation for a given level of return, while CEOs of companies below the line have realized less compensation for that level of return. Manulife’s CEO is positioned on the line, suggesting an appropriate alignment. See page 47 for details about our methodology, and page 52 for information about our compensation peer group.

Having a say on executive pay

You can read about executive compensation at Manulife starting on page 45. Last year, shareholders voted 91% in favour of our approach to executive compensation. We will hold another non-binding shareholder advisory vote at our 2016 annual meeting and, as always, we look forward to your feedback. We will also continue to actively engage with our significant shareholders and shareholder advocacy groups to consider their views when reviewing executive compensation at Manulife.

John Cassaday

Chair of the Management Resources and Compensation Committee

2016 Management information circular    3

Governance at Manulife

We believe that good corporate governance is critical to our long-term success, preserving the Manulife brand and protecting the interests of our stakeholders. Our governance policies and practices are consistent with our vision to be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions.

This year, the 15 people in the table below have been nominated for election to the board for a one-year term. Fourteen of them were elected at our 2015 meeting. Pamela Kimmet joined the board on March 7, 2016.

These directors have the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making. You can read more about them starting on page 19.

	Director since	Independent	2015 votes for

Joseph Caron	2010	Yes	96.9%

John Cassaday	1993	Yes	94.6%

Susan Dabarno	2013	Yes	97.0%

Richard DeWolfe	2004	Yes	99.3%

Sheila Fraser	2011	Yes	98.8%

Donald Guloien	2009	No	99.5%

Luther Helms	2007	Yes	99.4%

Tsun-yan Hsieh	2011	Yes	96.0%

Thomas Jenkins	2015	Yes	99.2%

Pamela Kimmet	2016	Yes	n/a

Donald Lindsay	2010	Yes	99.4%

John Palmer	2009	Yes	98.6%

James Prieur	2013	Yes	97.0%

Andrea Rosen	2011	Yes	99.6%

Lesley Webster	2012	Yes	96.2%

an average of 98% votes for the nominated directors in 2015 98% average meeting attendance

100% of directors are independent excluding the CEO

100%

of board

committee

members are

independent

36%
of independent
directors are
women

Shareholder engagement and feedback

We and the board believe that engaging and communicating directly with shareholders and other stakeholders is important for providing timely and meaningful feedback. In 2015 the Chairman led eight meetings and nine conference calls with several of our largest shareholders to discuss a variety of topics, including board composition and priorities, organizational culture, recent acquisitions, focus on innovation and disruption, capital deployment, executive compensation and the dividend policy. See page 125 for more about our shareholder engagement program.

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Please read the circular and vote your shares

On behalf of the board and management, we are pleased to invite you to join us at the annual meeting of common shareholders of Manulife Financial Corporation.

The meeting will cover the four items of business noted below. As a holder of common shares you have the right to receive our financial statements and to vote your shares on the other items.

Your vote is important to us – we encourage you to either attend the meeting in person, or to vote by proxy (over the internet, by phone or by mail). See page 11 for details about how to vote.

At the meeting we will also review our financial performance in 2015 and the highlights of our results for the first quarter of 2016.

If you attend the meeting in person, you will also have the opportunity to ask questions of the board and management.

Richard B. DeWolfe	Donald A. Guloien
Chairman of the Board	President and Chief Executive Officer

Our 2016 annual meeting

When

May 5, 2016 at 11 a.m.

(Eastern time)

Where

Manulife Head Office

200 Bloor Street East

Toronto, Canada

What the meeting will cover

(see page 14)

1.	Receiving our financial statements
2.	Electing directors
3.	Appointing the auditors
4.	Having a say on executive pay

The board recommends you vote FOR items 2, 3 and 4.

2016 Management information circular    5

¢	About this management information circular

We’ve sent this management information circular to you because you owned common shares of Manulife Financial Corporation as of the close of business on March 9, 2016. It includes important information about the meeting, the items of business and how to vote your shares.

You’re entitled to receive notice of and vote these shares at our 2016 annual meeting of shareholders.

Management is soliciting your proxy for the meeting, which means we’re contacting you to encourage you to vote. We’re doing this mainly by mail, but we may also phone you. If we use a third party to contact you on our behalf, we’ll pay the cost (which we expect to be nominal).

In this circular:

¡	we, us, our and Manulife mean Manulife Financial Corporation
¡	you, your and shareholder refer to holders of Manulife common shares
¡	meeting means our annual meeting of common shareholders on May 5, 2016
¡	common shares or shares means common shares of Manulife Financial Corporation
¡	Manufacturers Life means The Manufacturers Life Insurance Company

Information in this circular is as at February 29, 2016 and in Canadian dollars, unless indicated otherwise. Any information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for our audited historical financial statements.

The non-GAAP measures in this circular include, but are not limited to: core earnings, sales, value, assets under management, and related terms.

Non-GAAP financial measures are not defined terms under GAAP and are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For more information about the non-GAAP measures listed above, see Performance and Non-GAAP Measures in our most recent Management’s Discussion and Analysis, which is available on our website (manulife.com).

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For more information

You can find financial information about Manulife in our annual report, which includes our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2015. Our annual information form has information about the audit committee including the committee charter.

These documents are available on our website (manulife.com), on SEDAR (sedar. com) and on EDGAR (sec.gov/edgar). You can also ask us for a printed copy of our annual report – simply provide your name, mailing address and the form number of the document you want to receive. Ask for form IR3928E to receive an English annual report, or IR3928F for a French copy.

Email	manulife@datagroup.ca

Fax	1-800-230-2520
(toll free in North America)

Phone	1-855-219-4029
(toll free in North America)
416-852-1022
(local and international calls)

Mail	DATA Group of Companies
9195 Torbram Road
Brampton, Ontario L6S 6H2
Canada
Attn: Manulife CSRs

2016 Management information circular    7

Where to find it

About the meeting
10	Who can vote
11	How to vote
14	What the meeting will cover

About the directors
18	Key things about the board
19	Director profiles
34	2015 board committee reports
38	How we pay our directors

Executive compensation
46	Compensation discussion and analysis
47	Our compensation practices
60	Our compensation program
74	2015 compensation
78	Compensation of the named executives

90	Executive compensation details
90	Summary compensation table
92	Equity compensation
97	Retirement benefits
105	Termination and change in control
112	Compensation of employees who have a material impact on risk

Governance at Manulife

117	Our governance practices

118	About the Manulife board
120	Roles and responsibilities
126	Board committees

127	Serving as a director
127	Integrity
127	Equity ownership
127	Serving on other boards
128	Term limits
128	Independence
129	Diversity
130	Skills and experience
132	Director development
133	Assessment
134	Board succession

Other information
135	Liability insurance
135	Loans to directors and officers
135	Directors’ approval

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Where to find it

Who can vote	10

How to vote	11

What the meeting will cover	14

About the meeting This year’s annual meeting is on May 5, 2016. Read this section to find out who can vote, how you can vote and what you’ll be voting on. Questions? Call the transfer agent in your region if you have any questions: Canada CST 1-800-783-9495 United States Computershare 1-800-249-7702 Hong Kong Computershare 852-2862-8555 Philippines Rizal Commercial Banking Corporation 632-892-9362 632-892-7566

2016 Management information circular    9

Who can vote

If you held Manulife common shares as of 5 p.m. (Eastern time) on March 9, 2016 (the record date), you’re entitled to receive notice of and vote at our 2016 annual meeting. We had 1,972,026,919 common shares outstanding as of this date and each share carries one vote.

About quorum Before the meeting can go ahead, at least two shareholders have to be present at the meeting, in person or by proxy.

We must receive a simple majority of votes cast for an item to be approved. We are not aware of any person who beneficially owns or exercises control or direction over (directly or indirectly) more than 10% of the voting rights attached to Manulife common shares.

Voting restrictions

If any person, an entity controlled by any person, or any person together with an entity he or she controls, beneficially owns more than 20% of the shares that can be voted, that person or entity cannot vote unless the Minister of Finance (Canada) allows it.

Common shares that are beneficially owned by the Government of Canada, any province or territory of Canada, any foreign government, or any political subdivision or agency of any of those entities cannot be voted, except under circumstances approved by the Minister of Finance (Canada).

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ABOUT THE MEETING

How to vote

There are two ways to vote – by proxy or in person at the meeting. How you vote depends on whether you’re a registered shareholder, an ownership statement holder or a non-registered (beneficial) shareholder.

See page 13 for important details about voting by proxy

Registered shareholders and ownership statement holders

(your package includes a proxy form)

You’re a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You’re an ownership statement holder if you hold a share ownership statement that was issued when Manufacturers Life demutualized.

Vote by proxy You can vote your shares in one of three ways:
You or your
authorized On the internet – Go to the website indicated on your proxy form.
representative must You’ll need the personal identification/control number on the form.
sign the proxy form. If By phone (Canada and U.S. only) – Call the toll-free number on you’re a corporation the proxy form and follow the instructions. You’ll need the personal or other legal entity, identification/control number on the form.
your authorized By mail – Complete your proxy form and return it in the representative must envelope provided.
sign the form.
Your proxy must be received by 5 p.m. (Eastern time) on May 3, 2016 for your vote to be counted. If you’re mailing your proxy form, be sure to allow enough time for the envelope to be delivered.
If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.
Vote in person at Check in with our transfer agent when you arrive at the meeting.
the meeting
You’ll need to bring Do not complete the proxy form before the meeting because you’ll vote in identification with person at the meeting.
you to the meeting.
Changing Sending new instructions with a later date on how you wish to vote will your vote revoke the instructions you previously submitted.
You can revoke your You can send a new proxy on the internet, by phone or by mail, by following proxy form if you the instructions above.
change your mind
about how you want Or send a notice in writing, signed by you or your authorized representative to:
to vote your shares. Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East,
Toronto, Canada M4W 1E5.
Your new proxy must be received by 5 p.m. (Eastern time) on May 3, 2016 for your vote to be counted. If you’re mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.
If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.
If you miss the deadline, you can only revoke your proxy by giving a notice in writing to the Chairman at the meeting before the meeting begins. The notice must be signed by you or your authorized representative.

2016 Management information circular    11

See page 13 for important details about voting by proxy

Non-registered (beneficial) shareholders

(your package includes a voting instruction form)

You’re a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary’s name and you’re the beneficial shareholder.

Vote by proxy You or your authorized representative must sign the voting instruction form. If you’re a corporation or other legal entity, your authorized representative must sign the form. Vote in person at the meeting You’ll need to bring identification with you to the meeting. Changing your vote You can revoke your voting instruction form if you change your mind about how you want to vote your shares.
You can give your voting instructions in one of three ways: On the internet – Go to the website indicated on your voting instruction form and follow the instructions on screen. By phone (Canada and U.S. only) – Call the toll-free number on your voting instruction form and follow the instructions. By mail – Complete your voting instruction form and return it in the envelope provided. Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. Check in with our transfer agent when you arrive at the meeting. Do not complete the voting instruction form before the meeting because you’ll vote in person at the meeting. Follow the instructions on your voting instruction form, or contact your intermediary for more information.

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ABOUT THE MEETING

More about voting by proxy

Voting by proxy is the easiest way to vote. It means you’re giving someone else the authority to attend the meeting and vote for you (your proxyholder) according to your instructions.

Donald A. Guloien, President and Chief Executive Officer or, failing him, Richard B. DeWolfe, Chairman (with full power of substitution) have agreed to act as Manulife proxyholders to vote your shares at the meeting according to your instructions.

If you do not name a different proxyholder when you sign your form, you’re authorizing Mr. Guloien or Mr. DeWolfe to act as your proxyholder to vote for you at the meeting according to your instructions.

About confidentiality and voting results

Our transfer agents independently count and tabulate the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the board or management, the validity of the form is in question, or the law requires it.

After the meeting we’ll post the voting results on our website (manulife.com), on SEDAR (sedar.com) and on EDGAR (sec.gov/edgar).

If you do not indicate on the form how you want to vote your shares, Mr. Guloien or Mr. DeWolfe will vote:

¡	FOR the election of the 15 nominated directors in this circular
¡	FOR the appointment of Ernst & Young LLP as auditors
¡	FOR the advisory vote on our approach to executive compensation.

You can also appoint someone else to be your proxyholder – he or she does not need to be a Manulife shareholder. Print the person’s name in the blank space provided on the proxy form or voting instruction form. Remember to tell them so they know they must attend the meeting and vote your shares according to your instructions. If you do not specify how you want to vote your shares, your proxyholder can vote your shares using their best judgment.

If there are amendments to the items to be voted on or any other matters that are properly brought before the meeting or any adjournment, your proxyholder can vote your shares as they see fit.

Questions?
Call the transfer agent in your region if you have any questions or to ask for a new proxy form (see page 9 for details).

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What the meeting will cover

The meeting will cover four items of business.

1. Financial statements (manulife.com)

We’ll present our 2015 consolidated financial statements and the auditors’ report on those financial statements. You can find a copy in our 2015 annual report on our website.

2. Electing directors (see page 17)

You will elect 15 directors to serve on our board until either the end of next year’s annual meeting of shareholders, or earlier if they resign from the board. All 15 nominated directors currently serve on the board.

You can read about the nominated directors beginning on page 17.

The board recommends that you vote FOR the election of each nominated director.

3. Appointing the auditors

Ernst & Young LLP (Ernst & Young) have been our external auditors for over five years and the audit committee recommended that the board re-appoint them as our auditors for fiscal 2016 and to serve until the end of our next annual meeting.

The table below lists the services Ernst & Young provided to Manulife and its subsidiaries in the last two fiscal years and the fees charged by them:

(in millions)	2015	2014
Audit fees	$29.0	$25.9
Includes the audit of our financial statements and the financial statements of our subsidiaries and segregated and separate funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings
Audit-related fees	$2.6	$2.2
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence on proposed or consummated transactions and assurance services to report on internal controls for third parties
Tax fees	$0.1	$0.3
Includes tax compliance, tax planning and tax advice services
All other fees	$0.6	$1.5
Includes information security and other advisory services
Total	$32.3	$29.9
.

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ABOUT THE MEETING

Our auditor independence policy requires the audit committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) to be provided by the external auditor.

If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the audit committee, or by a member that the committee has appointed to act on its behalf.

The board recommends that you vote FOR the appointment of Ernst & Young as auditors.

4. Having a say on executive pay (see page 45)

The board believes that compensation programs must be sound, fair, competitive with the market and support our strategy and progress.

Audit committee review

The audit committee conducts a formal review of the external auditor every year and a more comprehensive review every five years.

The 2015 review looked at the engagement partner and team, their independence and objectivity and the quality of audit work performed. The review was based on recommendations by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board to assist audit committees in their oversight duties. The committee completed a comprehensive review of Ernst & Young in 2014 covering the five-year period ended December 31, 2013.

The board recognizes the increased scrutiny of executive compensation generally and believes that shareholders should have the opportunity to fully understand our compensation objectives, philosophy and principles, and have a say on our approach to executive compensation. As a result, we’re asking you to vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2016 annual meeting of common shareholders of Manulife Financial Corporation.

This is an advisory vote, so the results are not binding. The board will, however, take the results into account, together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

Please see page 2 for an overview of our executive compensation program, our performance for the year and the impact that had on executive compensation for 2015. We also describe these in more detail starting on page 45. This disclosure has been approved by the board on the recommendation of the management resources and compensation committee.

2016 Management information circular    15

The board recommends that you vote FOR our approach to executive compensation.

If a significant number of shareholders oppose the resolution, the board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will review our approach to executive compensation in the context of those concerns. We encourage any shareholders who vote against the resolution to contact the board to discuss their specific issues or concerns (see page 117 for details about how to contact the board and page 125 for details about our shareholder engagement activities).

About shareholder proposals

We must receive shareholder proposals for our 2017 annual meeting by 5 p.m. (Eastern time) on December 9, 2016 to consider including them in next year’s circular. Submissions must be in writing and meet the requirements of the Insurance Companies Act (Canada), which you can find online at http://laws-lois.justice.gc.ca.

Send your proposal to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

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About the directors
Read about the nominated directors before you vote your shares.
This year, 15 directors have been nominated for election to the board for a one-year term. All were elected at our 2015 meeting except Pamela Kimmet, who joined the board on March 7, 2016. These directors have the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making.
Appropriate size 15 directors for healthy debate and effective decision-making
Independent All directors are independent, except the CEO All board committee members are independent
Financially literate 100% of the directors are financially literate
Experienced 53% of the directors have experience in financial services or complex financial transactions
73% of the directors have of the directors experience in risk management
87% have experience in human resources or compensation
Diverse 36% of the independent directors are women
80% of the directors have international experience
Qualified All directors bring a mix of skills, background and experience that are important for serving on our board

Where to find it
Key things about the board	18	2015 board committee reports	34

Director profiles	19	How we pay our directors	38

2016 Management information circular    17

Key things about the board

Gender diversity

We promote gender diversity on our board and introduced a formal diversity policy in 2014. Our objective is to have women make up at least 30% of our independent directors, and we’ve met this goal since 2013. We also had a female Chair of the board from 2008 to 2013. See page 129 for more about diversity.

Majority voting

Shareholders can vote for, or withhold their vote from, each director. Directors who receive more withheld than for votes must submit their resignation.

The corporate governance and nominating committee will consider the resignation and recommend that the board accept it unless there are extenuating circumstances. The board will decide within 90 days of the meeting and disclose its decision and the reasons why in a news release. The director will not participate in these deliberations.

This policy applies only in uncontested elections, where the number of nominated directors is the same as the number of directors to be elected.

Term limits

Independent directors can serve on the board for up to 12 years to balance the benefit of experience with the need for new perspectives. We introduced this policy in late 2013, and at the same time eliminated the mandatory retirement age of 72. See page 128 for more information.

The Chairman can be in the role for a full five-year term regardless of the number of years the individual has been a director.

2015 attendance

The table below shows the number of board and committee meetings held in 2015 and overall attendance. Directors are expected to attend all meetings of the board and the committees they’re members of, unless there are extenuating circumstances. Average attendance was 98% in 2015, and all but two directors on the board at the time attended our 2015 annual meeting of shareholders.

	Number of meetings	Overall meeting attendance

Board	10	99%

Audit committee	6	94%

Corporate governance and nominating committee	4	100%

Management resources and compensation committee	7	100%

Risk committee	6	94%

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ABOUT THE DIRECTORS

Director profiles

Richard B. DeWolfe (Chairman since 2013)

Westwood, MA, U.S.A. ¡ Age 71 ¡ Independent
Areas of expertise
¡ Senior executive
¡ Public sector
¡ Financial
¡ Risk management
¡ U.S. operations | Governance
¡ Human resources management and executive compensation

Mr. DeWolfe’s extensive business, investment and leadership experience in the public and private sectors qualify him to serve as a Manulife director and Chairman. He brings governance expertise through previous experience as chairman of a public company and a director of several well known organizations in the U.S.

Richard DeWolfe has been Chairman since May 2, 2013, and is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. He was Chairman and CEO of The DeWolfe Companies, Inc., the largest home ownership organization in New England, from 1992 to 2002. The DeWolfe Companies, Inc. was listed on the American Stock Exchange until it was acquired by Cendant Corporation in 2002.

He serves on the board of the following not-for-profit organizations: the American College of Corporate Directors, Massachusetts General Hospital (President’s Council), Boston University (Trustee Emeritus), The Boston Foundation (Director Emeritus), The Boston Center for Community and Justice (Honorary director), Wilson Center’s Canada Institute (Advisory Board) and Quissett Harbor Preservation Trust (Chairman).

Mr. DeWolfe holds a Bachelor of Applied Science, Marketing and Finance from Boston University and an Executive Masters Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization.

Other public company boards in the past five years

Avantair, Inc., 2009-2013

2015 meeting attendance

Board	10 of 10	100%

Board committees
Mr. DeWolfe is not a member of the audit, management resources and compensation or risk committees, but attends at the invitation of the respective committee chair

Audit	6 of 6	100%
Corporate governance and nominating	4 of 4	100%
Management resources and compensation	7 of 7	100%
Risk	6 of 6	100%

Director since

April 2004

Term limit: 2018

2015 votes for:

99.3%

Meets share ownership guidelines

13.7% increase in shares and DSUs owned from March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

2016 Management information circular    19

Joseph P. Caron

Vancouver, BC, Canada ¡ Age 68 ¡ Independent Areas of expertise ¡ Senior executive ¡ Public sector ¡ Financial ¡ Asia operations | Governance ¡ Human resources management and executive compensation

Mr. Caron brings business, government and international experience to the board, providing a well rounded perspective that positions him well to serve on our board, the corporate governance and nominating committee and the management resources and compensation committee.

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business established in 2010 to provide strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. His experience includes four years with HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie LLP (2010 to 2013), and almost four decades with the Government of Canada where he served in a number of key diplomatic posts, including Ambassador to the People’s Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010). He also serves on the board of the Vancouver International Airport.

Mr. Caron holds a Bachelor of Arts in Political Science from the University of Ottawa. He holds honorary degrees from York University and Meiji Gakuin University, and has been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research.

Other public company boards in the past five years

Westport Innovations Inc., 2013-present

2015 meeting attendance

Board	10 of 10	100%

Board committees

Corporate governance and nominating
(chair since May 1, 2014)	4 of 4	100%

Management resources and compensation	7 of 7	100%

Director since October 2010

Term limit: 2023

2015 votes for: 96.9%

Meets share ownership guidelines

32.5% increase in shares and DSUs owned from March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

20  Manulife Financial Corporation

ABOUT THE DIRECTORS

John M. Cassaday

Toronto, ON, Canada ¡ Age 62 ¡ Independent
Areas of expertise
¡ Senior executive
¡ Financial
¡ Risk management
¡ Canada & U.S. operations | Governance
¡ Human resources management and executive compensation

Mr. Cassaday has strong business and senior executive experience and also serves on other public company boards. This experience qualifies him to serve on our board and the corporate governance and nominating committee and management resources and compensation committee.

John Cassaday is currently a corporate director. Mr. Cassaday was previously President and Chief Executive Officer of Corus Entertainment Inc., a position he held since its inception in 1999 until his retirement on March 31, 2015. Corus is a Canadian leader in pay and specialty television and in Canadian radio and a global leader in children’s programming and licensing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the United Kingdom. He also serves on the board of Irving Oil Ltd. (non-public) and St. Michael’s Hospital Foundation.

Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto, and is active in community affairs, principally with St. Michael’s Hospital.

Mr. Cassaday is eligible for re-election under the transitional provision of the term limits adopted in 2013 (see page 128).

Other public company boards in the past five years

Gibraltar Growth Corporation, 2015-present

Sleep Country Canada Holdings Inc., 2015-present

Spin Master Ltd., 2015-present

Sysco Corporation, 2004-present

Corus Entertainment Inc., 1999-March 2015

2015 meeting attendance

Board	10 of 10	100%

Board committees
Corporate governance and nominating	4 of 4	100%
Management resources and compensation	7 of 7	100%
(chair since May 2011)

Director since

April 1993

Term limit: 2019

2015 votes for:

94.6%

Meets share ownership guidelines

9.3% increase in shares and DSUs owned from March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

2016 Management information circular    21

Susan F. Dabarno

Bracebridge, ON, Canada ¡ Age 63 ¡ Independent

Areas of expertise

¡ Senior executive

¡ Financial

¡ Global financial services executive |

   Knowledge of investment management

¡ Canada operations | Governance

¡ Human resources management and executive compensation

Ms. Dabarno brings extensive financial services experience to the board and her roles in various executive capacities and accounting background qualify her to serve on the audit committee and management resources and compensation committee.

Susan Dabarno has been a corporate director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

She is a former director of the Toronto Waterfront Revitalization Corporation (government funded organization) and Bridgepoint Health Foundation (not-for-profit).

Ms. Dabarno is a Chartered Professional Accountant and holds a Class II Diploma from McGill University.

Other public company boards in the past five years

People Corporation, 2011-2013

2015 meeting attendance
Ms. Dabarno joined the management resources and compensation committee on March 1, 2015

Board	10 of 10	100%

Board committees
Audit	6 of 6	100%
Management resources and compensation	5 of 5	100%

Director since March 2013

Term limit: 2025

2015 votes for: 97.0%

Meets share ownership guidelines

50.0% increase in shares and DSUs owned from March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

22  Manulife Financial Corporation

ABOUT THE DIRECTORS

Sheila S. Fraser

Ottawa, ON, Canada ¡ Age 65 ¡ Independent Areas of expertise ¡ Senior executive ¡ Public sector ¡ Financial ¡ Risk management ¡ Human resources management and executive compensation

Ms. Fraser’s extensive professional experience and her contributions to the accounting and auditing profession qualify her to serve on our board, as chair of the audit committee and member of the risk committee. Her other board experience and international work provide an added perspective to her board and committee work.

Sheila Fraser is currently a corporate director. Ms. Fraser served as Auditor General of Canada from 2001 to 2011 and, prior to joining the Office of the Auditor General in 1999 as Deputy Auditor General, she was a partner at Ernst & Young LLP for 18 years.

Ms. Fraser’s contributions to the accounting and auditing profession include her current role as a Trustee of the International Financial Reporting Standards (IFRS) Foundation. She has also chaired two committees of the International Organization of Supreme Audit Institutions as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants and, until December 31, 2013, was a member of the International Federation of Accountants-International Public Sector Accounting Standards Board.

She serves on the board of the following not-for-profit organizations: the International Institute for Sustainable Development – Experimental Lakes Area, United Nations Development Programme Audit Advisory Council and the Ottawa Food Bank.

Ms. Fraser holds a Bachelor of Commerce from McGill University and is a Fellow of the Institute of Chartered Professional Accountants of Ontario and the Ordre des comptables professionnels agréés du Québec.

Other public company boards in the past five years

Bombardier Inc., 2012-present

2015 meeting attendance

Ms. Fraser could not attend some meetings in 2015 because of extenuating circumstances which are not expected to continue

Board	9 of 10	90%

Board committees
Audit (chair since May 2013)	5 of 6	83%
Risk	4 of 6	67%

Director since November 2011

Term limit: 2024

2015 votes for:

98.8%

Meets share ownership

guidelines

36.2% increase in

shares and DSUs

owned from

March 11, 2015 to

February 29, 2016

See page 42 for information about equity ownership

2016 Management information circular    23

Donald A. Guloien (President and Chief Executive Officer)

Toronto, ON, Canada ¡ Age 58 ¡ Not independent (management)
Areas of expertise
¡ Senior executive	¡ Public sector
¡ Financial	¡ Risk management
¡ Global financial services executive |
Knowledge of investment management
¡ Asia, Canada & U.S. operations | Governance
¡ Human resources management and executive compensation

As President and Chief Executive Officer of Manulife, Mr. Guloien is responsible for the day-to-day management of Manulife’s affairs. He brings extensive background, experience and knowledge as a 35-year veteran of Manulife. He is the only non-independent and executive director on our board.

Donald Guloien is President and Chief Executive Officer of Manulife, a member of the board of directors and chair of Manulife’s executive committee.

Before being appointed to his current role in 2009, Mr. Guloien served as Chief Investment Officer, where he was recognized as a leading global investment executive. He was responsible for Manulife’s worldwide investment operations, and led the significant growth of Manulife Asset Management, a global leader in wealth management services, including retail mutual funds, pension funds, and endowments. Mr. Guloien has wide-ranging international experience. In his investment role he was responsible for Manulife’s global investment operations in Canada, the United States, the United Kingdom, Japan and Asia. In June 2007, his portfolio was expanded to include Manulife’s Asian Insurance and Wealth Management operations representing Japan, China, Hong Kong, Indonesia, the Philippines, Singapore, Taiwan, Vietnam, Malaysia, Thailand and Macau.

Mr. Guloien has been named International Business Executive of the Year by the Canadian Chamber of Commerce, awarded The Queen Elizabeth II Diamond Jubilee medal, and received an Arbor Award for his contributions to the University of Toronto.

He serves on the board of the following not-for-profit organizations: Geneva Association, Mayor of Shanghai’s International Business Leaders’ Advisory Council (Member), Business Council of Canada (Member), Canadian Life and Health Insurance Association (Director), The Hospital for Sick Children (Board of Trustees), Branksome Hall (Board of Governors), United Way (Campaign Cabinet) and the University of Toronto (Campaign Cabinet).

Mr. Guloien holds a Bachelor of Commerce from the University of Toronto and is a Fellow, Life Management Institute. He is also a member of the Ticker Club and the World Presidents’ Organization.

2015 meeting attendance

Board
The board held one meeting for independent directors in February 2015, which Mr. Guloien was not invited to attend	9 of 9	100%

Board committees
Mr. Guloien is not a member of any of the board committees but attends at the invitation of the Chairman and/or committee chair

Director since May 2009

Term limit: applies to independent directors only

2015 votes for: 99.5%

Meets executive share ownership guidelines

See page 56 for information about equity ownership

Other public

company boards in

the past five years

none

24  Manulife Financial Corporation

ABOUT THE DIRECTORS

Luther S. Helms

Paradise Valley, AZ, U.S.A. ¡ Age 72 ¡ Independent
Areas of expertise
¡ Senior executive
¡ Financial
¡ Risk management
¡ Global financial services executive |
Knowledge of investment management
¡ Asia & U.S. operations | Governance

Mr. Helms brings extensive banking, investment and financial services experience and a U.S. perspective to the board, which also qualify him to serve on both the audit and corporate governance and nominating committees.

Luther Helms has been the Managing Director of Sonata Capital Group since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993 to 1998, and he was Vice Chairman of KeyBank from 1998 to 2000.

He serves on the board of Sonata, as well as on the boards of the following non-public companies: More Than Your Score, Inc. and Point Inside, Inc.

Mr. Helms has an MBA from the University of Santa Clara and a Bachelor of Arts, History and Economics from the University of Arizona.

Other public company boards in the past five years

ABM Industries Incorporated, 1995-present

2015 meeting attendance

Board	10 of 10	100%

Board committees
Audit	6 of 6	100%
Corporate governance and nominating	4 of 4	100%

Director since May 2007

Term limit: 2019

2015 votes for: 99.4%

Meets share ownership guidelines

13.0% increase in shares and DSUs owned from March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

2016 Management information circular    25

Tsun-yan Hsieh

Singapore, Singapore ¡ Age 63 ¡ Independent Areas of expertise ¡ Senior executive ¡ Financial ¡ Asia & Canada operations | Governance ¡ Human resources management and executive compensation

Mr. Hsieh’s extensive management leadership experience qualifies him to serve on our board and the management resources and compensation committee. His management consulting and academic experience, combined with his Asia perspective, are significant assets to the board.

Tsun-yan Hsieh is Chairman of LinHart Group PTE Ltd., a firm he founded in 2010 to provide leadership services internationally. Mr. Hsieh, a resident of Singapore, has extensive consulting experience in business strategy, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected a director from 1990 to 2008, when he retired. During his tenure, he served as Managing Director of Canada and ASEAN practices and led McKinsey’s Organization and Leadership Practice globally.

At the National University of Singapore, Mr. Hsieh holds the joint appointment of Provost Chair Professor at the Business School and the Lee Kuan Yew School of Public Policy.

He serves on the board of the following non-public companies and not-for-profit and other organizations: LinHart Group PTE Ltd. (Chairman/ Director), Manulife US Real Estate Management Pte Ltd. (Chair), National University of Singapore Business School (Management Advisory Board), Singapore Institute of Management (Member of Governing Council) and Singapore Institute of Management Pte Ltd.

Mr. Hsieh has a Bachelor of Science in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

Other public company boards in the past five years

Singapore Airlines, 2012-present

Bharti Airtel Limited, 2010-2015

Sony Corporation, 2008-2013

2015 meeting attendance

Board	10 of 10	100%

Board committees
Management resources and compensation	7 of 7	100%

Director since

October 2011

Term limit: 2024

2015 votes for:

96.0%

Meets share ownership guidelines

41.7% increase in shares and DSUs owned from March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

26  Manulife Financial Corporation

ABOUT THE DIRECTORS

P. Thomas Jenkins

Canmore, AB, Canada ¡ Age 56 ¡ Independent
Areas of expertise
¡ Senior executive	¡ Public sector
¡ Financial	¡ Risk management
¡ Asia, Canada & U.S. operations | Governance
¡ Human resources management and executive compensation

Mr. Jenkins brings extensive business perspective to the audit and risk committees through experience in business, other public company boards and the boards and committees of various government, business and other organizations.

Thomas Jenkins is Chairman of the Board of OpenText Corporation. From 2005 to 2013, Mr. Jenkins was Chief Strategy Officer of OpenText. Prior to 2005, Mr. Jenkins was President and Chief Executive Officer of OpenText. Mr. Jenkins has served as a Director of OpenText since 1994 and as its Chairman since 1998.

He is a former director of BMC Software, Inc., a non-public software corporation based in Houston, Texas, and serves on the board of the following not-for profit organizations: School of Public Policy, University of Calgary (Executive Fellow), Federal Centre of Excellence, Canadian Digital Media Network (Chair), National Research Council of Canada, Research and Development Review Panel (Chair), C.D. Howe Institute, Canadian Council of Chief Executives.

Mr. Jenkins received an MBA from the Schulich School of Business at York University, a Masters of Applied Sciences from the University of Toronto and a Bachelor of Engineering & Management from McMaster University. Mr. Jenkins received an honorary doctorate of laws from the University of Waterloo and an honorary doctorate of Military Science from the Royal Military College of Canada. He is a recipient of the 2009 Ontario Entrepreneur of the Year, the 2010 McMaster Engineering L.W. Shemilt Distinguished Alumni Award and the Schulich School of Business 2012 Outstanding Executive Leadership award. He is a Fellow of the Canadian Academy of Engineering. Mr. Jenkins was awarded the Canadian Forces Decoration and the Queen’s Diamond Jubilee Medal. Mr. Jenkins is an Officer of the Order of Canada.

Other public company boards in the past five years

OpenText Corporation, 1994-present

Thomson Reuters Corporation, 2013-present

TransAlta Corporation, 2014-present

2015 meeting attendance

Mr. Jenkins joined the board and the audit and risk committees on March 1, 2015

Board	8 of 8	100%

Board committees
Audit	4 of 5	80%
Risk	5 of 5	100%

Director since

March 2015

Term limit: 2027

2015 votes for:

99.2%

Meets share ownership guidelines

4.6% increase in

shares and DSUs

owned from

March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

2016 Management information circular    27

Pamela O. Kimmet

Atlanta, GA U.S.A.¡ Age 57 ¡ Independent
Areas of expertise
¡ Senior executive
¡ Financial
¡ Global financial services executive |
Knowledge of investment management
¡ U.S. operations | Governance
¡ Human resources management and executive compensation

Ms. Kimmet’s extensive senior executive experience and international perspective qualify her to serve on our board and the risk and management resources and compensation committees.

Pamela Kimmet is the Senior Vice President, Human Resources, Coca-Cola Enterprises, Inc., a publicly traded beverage marketer, producer, and distributor and one of the world’s largest independent Coca-Cola bottlers, a position she has held since 2008. Ms. Kimmet has extensive human resources leadership experience, including in the financial services industry with senior positions at Bear, Stearns & Company, Inc. and Citigroup, Inc.

Ms. Kimmet is a fellow of the National Academy of Human Resources, Vice Chair of the HR Policy Association and Chair of its Center for Executive Compensation, former Chair of the National Business Group on Health, and a member of the Personnel Roundtable. She holds an MBA from Michigan State University and a Bachelor of Science in Industrial and Labor Relations from Cornell University.

Other public company boards in the past five years

none

2015 meeting attendance

Ms. Kimmet joined the board and the risk and management resources and compensation committees effective March 7, 2016 so attended no meetings in 2015.

Director since

March 2016

Term limit: 2028

2015 votes for: n/a

Meets share ownership guidelines

See page 42 for information about equity ownership

28  Manulife Financial Corporation

ABOUT THE DIRECTORS

Donald R. Lindsay

Vancouver, BC, Canada ¡ Age 57 ¡ Independent
Areas of expertise
¡ Senior executive
¡ Financial
¡ Risk management
¡ Global financial services executive | Knowledge of investment management
¡ Asia, Canada & U.S. operations | Governance
¡ Human resources management and executive compensation

Mr. Lindsay’s CEO and international business experience, and nearly two decades of experience in senior executive roles in investment and corporate banking and global financial services, qualify him to serve on our board and on the risk committee.

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay earned a Bachelor of Science in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

Other public company boards in the past five years

Teck Resources Limited, 2005-present

2015 meeting attendance

Board	10 of 10	100%

Board committees
Risk	6 of 6	100%

Director since

August 2010

Term limit: 2023

2015 votes for:

99.4%

Meets share ownership guidelines

13.6% increase in

shares and DSUs

owned from

March 11, 2015 to

February 29, 2016

See page 42 for information about equity ownership

2016 Management information circular    29

John R.V. Palmer

Toronto, ON, Canada ¡ Age 72 ¡ Independent

Areas of expertise

¡ Senior executive

¡ Public sector

¡ Financial

¡ Risk management

¡ Asia & Canada operations | Governance

¡ Human resources management and executive compensation

Mr. Palmer’s experience with regulators in different jurisdictions, including seven years as Superintendent of Financial Institutions, Canada, and his accounting background qualify him to serve on our board, the audit committee and the risk committee, which he has chaired since 2010.

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 to 2001, following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.

He serves on the board of the following non-public companies and not- for-profit organizations: Golden Hind Holding Corp., Prudential Advisory Services Pte Ltd., Tenaugust Properties Inc. and Toronto Leadership Centre (Chairman).

Mr. Palmer is a Fellow of the Institutes of Chartered Professional Accountants of Ontario and British Columbia and holds a Bachelor of Arts from the University of British Columbia.

Other public company boards in the past five years

Fairfax Financial Holdings Limited, 2012-present

2015 meeting attendance

Board	10 of 10	100%

Board committees
Audit	6 of 6	100%
Risk (chair since 2010)	6 of 6	100%

Director since

November 2009

Term limit: 2022

2015 votes for:

98.6%

Meets share ownership guidelines

17.8% increase in shares and DSUs owned from March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

30  Manulife Financial Corporation

ABOUT THE DIRECTORS

C. James Prieur

Chicago, IL, U.S.A. ¡ Age 64 ¡ Independent

Areas of expertise

¡ Senior executive

¡ Financial

¡ Risk management

¡ Global financial services executive |

   Knowledge of investment management

¡ Asia, Canada & U.S. operations | Governance

¡ Human resources management and executive compensation

Mr. Prieur’s strong financial background and his wealth of senior executive experience in the insurance business in Canada, the U.S. and globally qualify him to serve on our board and the management resources and compensation committee and the risk committee.

James Prieur has been a corporate director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, United States, and the United Kingdom.

He serves on the board of the following not-for-profit organizations: President’s Circle of the Chicago Council on Global Affairs, and The Pacific Council on International Policy and its China Committee.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at Western University and a Bachelor of Arts from the Royal Military College of Canada.

Other public company boards in the past five years

Ambac Financial Group, Inc., 2016-present

CNO Financial Group, Inc., 2006-2011

2015 meeting attendance

Board	10 of 10	100%

Board committees

Management resources and compensation	7 of 7	100%
Risk	6 of 6	100%

Director since

January 2013

Term limit: 2025

2015 votes for:

97.0%

Meets share ownership guidelines

234.3% increase in shares and DSUs owned from March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

2016 Management information circular    31

Andrea S. Rosen
Toronto, ON, Canada ¡ Age 61 ¡ Independent
Areas of expertise
¡ Senior executive
¡ Financial
¡ Risk management
¡ Global financial services executive |
Knowledge of investment management
¡ Canada operations | Governance
¡ Human resources management and executive compensation

Ms. Rosen’s experience as a global financial services executive with particular experience in investment banking, wholesale and retail banking, risk management, human resources management and executive compensation qualify her to serve on our board and serve on the audit and corporate governance and nominating committees.

Andrea Rosen has been a corporate director since 2006. Prior to January 2005, her experience includes more than a decade with TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

She serves on the board of the Alberta Investment Management Corporation, a Crown corporation of the Province of Alberta.

Ms. Rosen has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a Bachelor of Arts from Yale University.

Other public company boards in the past five years

Emera Inc., 2007-present

Hiscox Limited, 2006-2015

2015 meeting attendance

Board	10 of 10	100%

Board committees
Audit	6 of 6	100%
Corporate governance and nominating	4 of 4	100%

Director since August 2011

Term limit: 2024

2015 votes for: 99.6%

Meets share ownership guidelines

29.2% increase in shares and DSUs owned from March 11, 2015 to February 29, 2016

See page 42 for information about equity ownership

32  Manulife Financial Corporation

ABOUT THE DIRECTORS

Lesley D. Webster

Naples, FL, U.S.A. ¡ Age 63 ¡ Independent
Areas of expertise
¡ Senior executive
¡ Financial
¡ Risk management
¡ Global financial services executive |
Knowledge of investment management
¡ U.S. operations | Governance

Ms. Webster has extensive senior executive experience in financial services in the U.S., and in enterprise risk management, capital markets and trading in particular. This strong skill set qualifies her to serve on our board, the management resources and compensation committee and the risk committee.

Lesley Webster is President and founder of Daniels Webster Capital Advisors, an enterprise risk management consulting firm established in 2006. Ms. Webster has extensive financial industry experience and was Executive Vice President of JP Morgan Chase’s firm-wide Market and Fiduciary Risk Management from 1994 until 2005. Prior to that, she was global head of U.S. Dollar Fixed Income Derivatives at UBS Securities, Inc. and head of Fixed Income Arbitrage trading at Chase Manhattan Bank.

Ms. Webster earned a PhD in Economics from Stanford University and a Bachelor of Arts in Economics from the University of Illinois at Urbana.

Other public company boards in the past five years

MarketAxess Holdings Inc., 2013-2015

2015 meeting attendance

Board	10 of 10	100%

Board committees
Management resources and compensation	7 of 7	100%
Risk	6 of 6	100%

Director since

October 2012

Term limit: 2025

2015 votes for:

96.2%

Meets share ownership guidelines

133.3% increase in shares and DSUs owned from

March 11, 2015 to

February 29, 2016

See page 42 for information about equity ownership

Other information about the directors

Mr. DeWolfe served as an independent director of Avantair, Inc. (Avantair) between 2009 and August 2013. On July 25, 2013, an involuntary petition under chapter 7 of title 11 of the United States Code (Bankruptcy Code) was filed in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the Bankruptcy Court) against Avantair (Case No. 13-09719). On August 16, 2013, the Bankruptcy Court entered an order for relief under chapter 7 of the Bankruptcy Code. Sales of certain assets have been authorized and proceeds from the sales have been distributed. The chapter 7 trustee has asserted claims against the former officers, directors and certain employees of Avantair, including Mr. DeWolfe (the Avantair Parties). The trustee has not commenced litigation against any of the independent directors. In April 2015, the Avantair Parties participated in a court-ordered pre-suit mediation with the chapter 7 trustee along with various plaintiffs who had asserted claims against various Avantair Parties in multiple jurisdictions. The majority of these claims do not involve the independent directors of Avantair. The chapter 7 trustee reached an agreement with the Avantair Parties to resolve the trustee’s threatened claims in exchange for a settlement payment of US$8 million and relinquishment of certain competing claims in the bankruptcy. The independent directors are not funding any portion of the $8 million payment. An evidentiary hearing for approval of the settlement by the Bankruptcy Court was conducted from January 22 through January 27, 2016. The Bankruptcy Court has not ruled on the motion to approve the settlement. Mr. DeWolfe denies the allegations asserted by the chapter 7 trustee and in related lawsuits and intends to vigorously defend against all claims asserted against him if the settlement is not approved.

2016 Management information circular    33

2015 board committee reports
Corporate governance and nominating committee

Joseph P. Caron (chair)	All members of the corporate governance and nominating committee are independent. The Chairman is also a member.
John M. Cassaday
Richard B. DeWolfe
Luther S. Helms
Andrea S. Rosen

The committee met four times in 2015. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities

Managing board renewal and succession, including identifying the necessary competencies, expertise, skills, background and personal qualities for potential candidates, identifying qualified candidates, and reviewing committee membership

	¡	Reviewed the necessary characteristics, experience and expertise for prospective directors.
	¡	Conducted search to identify new director candidate and led the vetting process.
	¡	Reviewed committee membership and recommended changes to the board for approval.
	¡	Reviewed the board diversity policy and diversity objectives and considered any changes necessary to achieve the goals outlined in the policy.
Developing effective corporate governance policies and procedures, including subsidiary governance	¡	Monitored corporate governance developments, and assessed current corporate governance practices against emerging best practices and other applicable requirements.
	¡	Reviewed board and committee charters and mandates of board and committee chairs, directors and the CEO.
	¡	Reviewed all significant changes in director status and confirmed no adverse impact.
	¡	Oversaw implementation of an enhanced subsidiary governance policy.
	¡	Reviewed the annual report on subsidiary governance.
Developing and overseeing the processes for assessing board, committee and individual director effectiveness including the committee chairs and Chairman	¡	Worked with an independent consultant to assist in the implementation of assessments of the board, the Chairman, the committees and chairs of each.
	¡	Reviewed and confirmed the independence of the directors.
Coordinating the director orientation and education program	¡	Developed the agenda for the director education program.
Reviewing director compensation	¡	Worked with an independent consultant to assist with the review of the director compensation program.
	¡	Reviewed director compensation program and recommended to board that program be approved with no changes.

The committee worked with an independent consultant, Pearl Meyer & Partners, to conduct a biannual review of director compensation, and met with Pearl Meyer to review the results. Pearl Meyer’s fees in 2015 were $27,546 (paid in U.S. dollars and converted to Canadian dollars at an exchange rate of US$1.00 = $1.3223 as of the date of invoice). They were not retained as a consultant and did not incur fees in 2014.

There is cross-membership between the corporate governance and nominating committee and each of the audit and management resources and compensation committees.

34  Manulife Financial Corporation

ABOUT THE DIRECTORS

Audit committee

Sheila S. Fraser (chair)

The audit committee and the board have determined that all members of the committee are independent, financially literate and qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules. The committee also serves as the conduct review committee.

Susan F. Dabarno
Luther S. Helms
P. Thomas Jenkins
John R.V. Palmer
Andrea S. Rosen

The committee met six times in 2015, including one joint meeting with the risk committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Overseeing the quality and integrity of financial information including the effectiveness of our systems of internal control over financial reporting	¡	Reviewed significant accounting and actuarial practices and policies (and areas where judgment was applied), financial disclosure (and recommended them to the board for approval), and management’s report on the effectiveness of internal controls over financial reporting.
	¡	Reviewed the internal control framework and recommended it to the board for approval.
Overseeing the performance, qualifications and independence of our external auditors	¡	Reviewed the independence, objectivity and quality of work performed by Ernst & Young and recommended their reappointment as auditors to the board for approval.
¡

Reviewed and approved or pre-approved the auditor independence policy, the scope of the annual audit plan and all related services and fees, recurring audit and non-audit services for the coming year, and audit and non-audit services proposed during the year outside of previous approvals.

Overseeing our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices	¡	Reviewed reports on compliance with applicable laws and regulations.
	¡	Reviewed reports on the anti-money laundering/anti-terrorist financing program.

Overseeing our finance, actuarial, internal audit and global compliance functions	¡	Reviewed reports, opinions and recommendations from the Chief Actuary.
	¡	Reviewed the annual report of the external actuarial peer reviewer.
	¡	Reviewed and approved the internal audit plan and reviewed periodic reports on internal audit activities and audit results.
¡

Reviewed and approved the mandates of the Global Compliance Chief, Chief Auditor, Chief Financial Officer and Chief Actuary and the global compliance, internal audit, finance and actuarial functions, and reviewed the performance evaluation and assessed the effectiveness of each.

Developing our ethical standards and policies on managing conflicts of interest and protecting confidential information and monitoring customer complaints	¡	Reviewed the code of business conduct and ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.
	¡	Reviewed reports on compliance with the code and EthicsHotline activities.
Monitoring arrangements with related parties and transactions that could have a material impact on our stability or solvency	¡	Reviewed the effectiveness of the procedures to identify material related party transactions.

The committee also met in private with Ernst & Young, the independent actuarial peer reviewer, the Chief Financial Officer, Chief Risk Officer, Chief Actuary, Chief Auditor and Chief Compliance Officer throughout the year. There is cross-membership between the audit committee and each of the other board committees.

2016 Management information circular    35

Management resources and compensation committee

John M. Cassaday (chair) Joseph P. Caron Susan F. Dabarno Tsun-yan Hsieh Pamela O. Kimmet (joined March 7, 2016) C. James Prieur Lesley D. Webster	All members of the management resources and compensation committee are independent and meet the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules. A majority of the members have experience in executive compensation and financial experience, and several have experience in risk management.

The committee met seven times in 2015. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Overseeing global human resources strategy, policies and programs	¡	Reviewed the 2016 compensation program and recommended to the board for approval.
	¡	Reviewed the results of the global employee engagement survey.
	¡	Reviewed the compensation programs, including base pay, incentives, pension and benefit plans and made recommendations to the board.
	¡	Reviewed reports on talent management.
Developing and maintaining succession plans for the CEO and other senior executives	¡	Developed and maintained succession plans for the CEO and reviewed the succession plans for senior executives.
Reviewing senior executive appointments before recommending them to the board for approval	¡	Reviewed several executive appointments and recommended to the board for approval.

Reviewing and recommending compensation performance goals and objectives for the CEO and other senior executives, assessing the performance of the CEO and other senior executives in light of their performance goals and objectives and recommending their compensation

¡ ¡

Reviewed and approved the CEO’s annual objectives, assessed the CEO’s performance against the objectives and made compensation recommendations for approval by the board.

Reviewed the performance assessment and compensation recommendations for the members of the Executive Committee and the head of each oversight function and approved their annual objectives.

Overseeing compensation plans and ensuring the compensation program aligns with risk management policies and practices and corporate strategy	¡	Confirmed the alignment of compensation programs with sound risk management principles and established risk appetite.
Overseeing governance of employee pension plans	¡	Reviewed the annual pension report and considered certain changes to the pension plans.

The committee works with a consulting firm to receive independent advice on compensation matters, and has retained Hugessen Consulting Inc. (Hugessen) as its independent advisor since 2006. The committee chair approves all of the work undertaken by the independent advisor. Please see page 55 for more about the independent advisor.

The committee met in private with their independent advisor throughout the year. There is cross-membership between the management resources and compensation committee and each of the other board committees.

36  Manulife Financial Corporation

ABOUT THE DIRECTORS

Risk committee

John R.V. Palmer (chair) Sheila S. Fraser P. Thomas Jenkins Pamela O. Kimmet (joined March 7, 2016) Donald R. Lindsay C. James Prieur Lesley D. Webster

All members of the risk committee are independent and a majority are knowledgeable about risk management and risk disciplines.

Mr. Palmer is stepping down as chair of the committee at the end of the annual meeting, but will remain on the committee. Mr. Prieur will take on the role of chair of the committee at that time.

The committee met six times in 2015, including one meeting held jointly with the audit committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Identifying and assessing our principal risks and overseeing the programs, procedures and controls in place to manage them	¡	Reviewed reports from the Chief Risk Officer on risk appetite, risk limits, principal risk exposures, stress tests and emerging risks and policies, procedures and controls in place to manage principal risks.
	¡	Reviewed reports from the Chief Auditor on the adequacy and effectiveness of the procedures and controls to manage the principal risks.
	¡	Reviewed reports on capital targets and ratios.
	¡	Reviewed reports from the Chief Information Security Officer on the information services risk management program.
Developing, overseeing and reviewing our enterprise risk management framework, risk appetite and risk limits	¡	Reviewed risk appetite and risk limits and recommended to the board for approval, and considered the appropriate balance of risk and return.
Reviewing the risk impact of the business plan and new business initiatives, including consistency with our risk appetite and related risk management and controls	¡	Reviewed the risk impact of the strategic plan, including consistency with the approved risk appetite and related risk management and controls.
Aligning our compensation programs with sound risk management principles and our established risk appetite	¡	Reviewed the alignment of compensation programs with sound governance principles and established risk appetite.
Overseeing the risk management function	¡	Reviewed and approved the mandates of the Chief Risk Officer and the risk management function, and reviewed the performance evaluation and assessed the effectiveness of each.
	¡	Reviewed and approved the budget, structure, skills and resources of the risk management function.
Overseeing our compliance with risk management policies	¡	Reviewed and approved changes to the risk policy framework and related policies.

The committee met in private with the Chief Risk Officer, Chief Information Security Officer, Chief Auditor, Chief Compliance Officer and the Chief Actuary throughout the year.

There is cross-membership between the risk committee and the audit and management resources and compensation committees.

2016 Management information circular    37

How we pay our directors

We structure director compensation with three goals in mind:

¡	to reflect their responsibilities, time commitment and expected contribution
¡	to align their interests with those of our shareholders
¡	to be competitive with global financial institutions that are comparable to us in scope and complexity.

The corporate governance and nominating committee assists the board in reviewing director compensation every two years, and works with a consulting firm to receive independent advice. It worked with Pearl Meyer to conduct the 2015 review. Pearl Meyer uses the compensation peer group described starting on page 52, supplemented by data from compensation surveys, to benchmark our compensation program. After the review the board decided that changes to the director compensation program were not necessary. See the committee’s report on page 34 for more information.

We pay our directors in U.S. dollars because paying in a global currency helps us assemble a board that reflects our global presence and compete with other large global financial institutions.

The table on the next page shows the director fee schedule for services they provide to Manulife and Manufacturers Life. Fees are divided equally between the two companies. We also reimburse directors for travel and other expenses for attending board, committee and education sessions when they travel at least 150 km from their residence. The Chairman does not receive fees other than his annual retainer, but he is entitled to receive the travel allowance. Independent directors do not receive stock options or participate in a non-equity compensation plan or pension plan. Occasionally directors will attend meetings of committees they are not members of, but they do not receive a meeting fee for attending these meetings.

About equity ownership

Directors must own equity in Manulife so their interests are aligned with the interests of our shareholders.

We require all directors except Mr. Guloien to own common shares and/or deferred share units with a total market value of at least three times the annual board member retainer. If they do not meet this requirement, directors must elect to receive the entire annual board member retainer in deferred share units at the next possible election date if they continue to not meet the requirement at that time. We also encourage directors to continue investing in Manulife shares once they’ve met the minimum. Please see page 42 for more information about deferred share units as well as each director’s current equity ownership.

Directors can count Manulife common shares or deferred share units towards meeting the ownership guidelines. Deferred share units are notional shares that have the same value as Manulife common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

As CEO, Mr. Guloien has separate share ownership requirements, which he satisfies. You can read more about this on page 56.

38  Manulife Financial Corporation

ABOUT THE DIRECTORS

Director fees
US$

Annual retainers

Board member	150,000

Chairman	400,000

Vice chair of the board (if applicable, paid in addition to the annual board member retainer and any other retainers that apply)	50,000

Observer to subsidiary board (requested from time to time, may be paid an additional retainer and/or meeting fee at the board’s discretion)	variable

Committee chair retainers

Audit committee
Management resources and compensation committee
Risk committee	40,000

Corporate governance and nominating committee	25,000

Committee retainers

Audit committee
Management resources and compensation committee
Risk committee	8,000

Corporate governance and nominating committee	5,000

Meeting fees

Board meeting	2,000

Committee meeting (paid to committee members only)	1,500

Education session not held on a board or committee meeting date	1,500

Travel allowance for attending meetings (per round trip of at least 150 km)

Within North America, Europe or Asia	1,000

Between North America or Asia and Europe	1,500

Between North America and Asia	3,000

2016 Management information circular    39

2015 Director compensation

The table below shows the compensation paid to the independent directors in 2015 for services provided to Manulife, Manufacturers Life and any Manulife subsidiary. Amounts were converted to Canadian dollars using the opening Bank of Canada exchange rate on the business day before each quarterly payment date:

¡	US$1.00 = $1.2641 on March 30, 2015
¡	US$1.00 = $1.2362 on June 29, 2015
¡	US$1.00 = $1.3407 on September 29, 2015
¡	US$1.00 = $1.3864 on December 30, 2015.

	Annual fees							All other compensation	Total compensation	Allocation of annual fees

	Annual retainer ($)	Committee retainers ($)		Meeting fees ($)		Travel fees ($)	Subsidiary board fees ($)	Donated to charity of director’s choice ($)		Fees earned (cash) ($)	Share-based awards (DSUs) ($)
		Chair	Member	Board	Board committee				($)
Joseph Caron	196,028	32,671	16,989	26,155	27,457	7,896		1,000	308,196	209,182	98,014
John Cassaday	196,028	52,274	16,989	26,155	27,457	1,386		1,000	321,289	160,144	160,144
Susan Dabarno	196,028	0	19,225	26,155	27,530	5,423	26,811	1,000	302,172	301,172	0
Richard DeWolfe	522,740	0	0	0	0	10,577		1,000	534,317	266,659	266,659
Sheila Fraser	196,028	52,274	20,910	23,627	20,071	9,236		1,000	323,145	126,118	196,028
Luther Helms	196,028	0	16,989	26,155	25,561	7,896		1,000	273,628	136,314	136,314
Tsun-yan Hsieh	196,028	0	10,455	26,155	19,548	15,819	1,987	1,000	270,991	1,987	268,004
Thomas Jenkins	164,425	0	17,540	21,098	15,824	6,632		1,000	226,518	0	225,518
Donald Lindsay	196,028	0	10,455	26,155	13,786	7,896		1,000	255,319	127,159	127,159
John Palmer	196,028	52,274	20,910	26,155	27,572	1,386		1,000	325,324	162,162	162,162
James Prieur	196,028	0	20,910	26,155	29,312	9,236		1,000	282,640	0	281,640
Andrea Rosen	196,028	0	16,989	26,155	23,550	1,386	24,823	1,000	289,931	0	288,931
Lesley Webster	196,028	0	20,910	26,155	31,323	6,509		1,000	281,924	84,896	196,028
Scott Hand	66,413	0	7,086	10,001	11,251	0		3,000	97,752	94,752	0
								TOTAL	$4,093,146

Pro-rated fees

The following directors’ fees were pro-rated:

¡	Susan Dabarno joined the management resources and compensation committee on March 1, 2015
¡	Thomas Jenkins joined the board and the audit and risk committees on March 1, 2015
¡	Scott Hand retired from the board on May 7, 2015.

Subsidiary board fees

Three of our directors received fees for services they provided to a subsidiary in 2015 through our subsidiary governance oversight program:

¡	Susan Dabarno and Andrea Rosen served as observers to the board of Manulife Bank of Canada. They received fees and were reimbursed for travel and other expenses incurred while attending the board and committee meetings. Their role as board observers ended on December 31, 2015.
¡	Tsun-yan Hsieh served on the board of Manulife US Real Estate Management Pte Ltd., and received fees for his service as shown in the table above.

40  Manulife Financial Corporation

ABOUT THE DIRECTORS

Total compensation for the independent directors is capped at US$4 million ($5.2 million): US$2 million ($2.6 million) each for Manulife and Manufacturers Life. Canadian amounts have been calculated using an average exchange rate for 2015 of US$1.00 = $1.3068. Total compensation paid to the independent directors in 2015 was below the capped amount. Mr. Guloien does not receive director compensation because he is compensated in his role as CEO. Pamela Kimmet was appointed to the board effective March 7, 2016, so she received no fees in 2015.

Allocation of annual fees

Directors decide if they want to receive all or part of their compensation in deferred share units (DSUs) instead of cash:

¡	Fees earned is the amount received in cash
¡	Share-based awards is the amount received in DSUs.

2016 Management information circular    41

Current equity ownership

The table below shows the amount of equity each director owned at February 29, 2016, the change from last year (March 11, 2015), and whether or not they meet the ownership guidelines. Directors may beneficially own these shares or exercise control or direction over them.

We calculate the value of each director’s equity ownership by multiplying the number of their common shares and deferred share units (DSUs) by $18.11, the closing price of our common shares on the Toronto Stock Exchange (TSX) on February 29, 2016. Fluctuations in foreign exchange rates will cause variances in the minimum ownership requirements. The minimum as of February 29, 2016 was $608,535 (US$450,000, using an exchange rate of US$1.00 = $1.3523).

	Equity ownership as at February 29, 2016		as at March 11, 2015		Net change
	Common shares (#)	DSUs (#)	Common shares (#)	DSUs (#)	Common shares (#)	DSUs (#)	Value (Cdn$) as at February 29, 2016	Meets equity ownership guideline
Joseph Caron	8,836	29,537	4,785	24,166	4,051	5,371	694,935
John Cassaday	21,840	132,601	20,000	121,308	1,840	11,293	2,796,927
Susan Dabarno	45,000	0	30,000	0	15,000	0	814,950
Richard DeWolfe	14,000	116,302	14,000	100,614	0	15,688	2,359,769
Sheila Fraser	580	37,416	580	27,323	0	10,093	688,108
Luther Helms	2,100	70,604	2,100	62,261	0	8,343	1,316,669
Tsun-yan Hsieh	0	46,346	0	32,709	0	13,637	839,326
Thomas Jenkins	233,000	10,596	233,000	0	0	10,596	4,411,524
Pamela Kimmet	45,000	0	–	–	–	–	814,950
Donald Lindsay	20,000	38,271	20,000	31,313	0	6,958	1,055,288
John Palmer	0	61,328	0	52,074	0	9,254	1,110,650
James Prieur	100,000	33,957	20,000	20,072	80,000	13,885	2,425,961
Andrea Rosen	11,500	54,178	11,500	39,347	0	14,831	1,189,429
Lesley Webster	12,000	26,074	0	16,320	12,000	9,754	689,520

More about deferred share units

Deferred share units vest in full on the grant date but directors can only exchange their deferred share units for cash or shares after they leave the board (within one year of leaving). If a director chooses to receive shares in exchange for their deferred share units, we issue shares from treasury or purchase shares on the open market. Deferred share units can only be transferred when a director dies.

Deferred share units are paid to directors under the stock plan for non-employee directors. We calculate the number of deferred share units to be granted by dividing the dollar value to be received by the closing price of our common shares on the TSX on the last trading day prior to the grant date. Directors receive additional units as dividend equivalents when dividends are paid on our common shares. Please see page 95 for more information about the stock plan for non-employee directors.

42  Manulife Financial Corporation

ABOUT THE DIRECTORS

2016 Management information circular    43

Outstanding share-based awards

The table below shows the market value of deferred share units that have vested but not paid out as at December 31, 2015. Directors received these deferred share units as part of their compensation. These are valued using the closing price of our common shares on the TSX on December 31, 2015.

(as at December 31, 2015)	Share-based awards held	Share price	Market or payout value of vested share-based awards not paid out or distributed

Joseph Caron	29,537	$20.74	$ 612,597

John Cassaday	132,601	$20.74	$ 2,750,145

Susan Dabarno	0	$20.74	$ 0

Richard DeWolfe	116,302	$20.74	$ 2,412,103

Sheila Fraser	37,416	$20.74	$ 776,008

Luther Helms	70,604	$20.74	$ 1,464,327

Tsun-yan Hsieh	46,346	$20.74	$ 961,216

Thomas Jenkins	10,596	$20.74	$ 219,761

Donald Lindsay	38,271	$20.74	$ 793,741

John Palmer	61,328	$20.74	$ 1,271,943

James Prieur	33,957	$20.74	$ 704,268

Andrea Rosen	54,178	$20.74	$ 1,123,652

Lesley Webster	26,074	$20.74	$ 540,775

Pamela Kimmet joined the board on March 7, 2016 so had no deferred share units as of December 31, 2015.

44  Manulife Financial Corporation

Executive compensation
Executive compensation is designed to contribute to our long-term sustainable growth by rewarding superior performance in executing the business strategy for Manulife’s long-term benefit.
Five principles guide every compensation decision
Pay for performance is at the core of our compensation approach
Compensation is aligned with business strategy
Compensation is aligned with risk management objectives
pay for performance
Compensation is aligned with long-term shareholder value
Compensation is aligned with good governance practices
Compensation and performance are benchmarked against peer companies
Turn to page 2 for a message from the chair of the management resources and compensation committee, about our 2015 performance and the board’s decisions about executive compensation.

Where to find it
Compensation discussion and analysis	46	Executive compensation details	90
Our compensation practices	47	Summary compensation table	90
Our compensation program	60	Equity compensation	92
2015 compensation	74	Retirement benefits	97
Compensation of the named executives	78	Termination and change in control	105
		Compensation of employees who have a material impact on risk	112

2016 Management information circular    45

COMPENSATION DISCUSSION AND ANALYSIS

What we do

Pay for performance
¡	Variable pay accounts for a significant portion of executive pay
¡	The board has the discretion to adjust incentive payouts to reflect business performance

Competitive compensation
¡	We benchmark executive pay against our compensation peer group

Compensation governance
¡	We have share ownership requirements for executives
¡	We conduct an annual internal audit to confirm alignment with Financial Stability
¡	Board’s Principles for Sound Compensation Practices
¡	We require all employees to certify compliance with our code of business conduct and ethics every year
¡	The management resources and compensation committee works with an independent compensation advisor
¡	We give shareholders a say on executive pay
¡	We engage with shareholders about our executive compensation program

Risk management
¡	We require executives to hold stock options for a minimum of five years, even after retirement
¡	We base incentive compensation for divisional heads of control functions on metrics that are not directly linked to the business they oversee
¡	We stress test compensation plan designs
¡	We require the CEO, CFO and COO to hold 50% of the realized gains from the exercise of stock options during their employment and after retirement
¡	We require the CEO, CFO and COO to hold Manulife equity after retirement
¡	We claw back executive compensation for wrongdoing, even when a financial restatement is not required

What we don’t do

X No grossing up of perquisites
¡	We do not gross-up perquisites

X No repricing or backdating of stock options
¡	We do not reprice or backdate stock options

X No hedging or monetizing of unvested awards
¡	We do not allow hedging or monetizing of unvested equity awards

X No multi-year guarantees
¡	We do not include multi-year guarantees in employment agreements

X No excessive severance
¡	We do not pay severance of more than two years on termination following a change in control

46  Manulife Financial Corporation

EXECUTIVE COMPENSATION

Our compensation practices

Pay for performance is at the core

We tie compensation to the achievement of our short, medium and long-term goals, which means that a significant portion of compensation is variable and not guaranteed. In practice, this has meant that executives earn more when performance is strong, and earn less when performance is not strong.

A significant portion of executive pay is awarded in equity, which closely links their compensation to our share price performance.

The graph to the right shows the relationship between the compensation of our named executives, our total shareholder return and the total shareholder return of the S&P/TSX Composite Index over the last five years. It looks back at our share price performance and what the named executives have actually earned – either paid to them in a year (often called realized pay) or value that they will receive in the future (often called realizable pay).

This analysis shows that the compensation of our named executives was low in the years that our total shareholder return was low, and appropriately high in the years that our total shareholder return was high.

	2011	2012	2013	2014	2015
Manulife total shareholder return	(34.5%)	30.0%	60.0%	8.7%	(3.7%)
S&P/TSX Composite Index total shareholder return	(8.7%)	7.2%	13.0%	10.6%	(8.3%)
Realized and realizable pay for the named executives	$4,181,426	$23,250,062	$71,876,266	$43,232,176	$27,613,207

Realized and realizable

Includes:

¡	cash compensation received for a given year, including salary, annual incentive earned, payouts of restricted share units and performance share units upon vesting and gains realized from exercising stock options, and
¡	the change in value of outstanding restricted share units, performance share units, stock options and deferred share units on December 31 of a given year and their value on December 31 of the previous year.

Total shareholder return

The change in value of an investment in Manulife’s common shares (or in the S&P/TSX Composite Index) between January 1 and December 31 of a given year, assuming dividends are reinvested.

Realized and realizable pay for named executives
Compensation Total shareholder
($ millions) return (%)
100 60
50
80 40
30
60 20
10
40 0
-10
20 -20
-30
0 -40
2011 2012 2013 2014 2015
Manulife total shareholder return (%)
S&P/TSX Composite Index total shareholder return (%)
Realized and realizable pay for named executives ($ millions)

2016 Management information circular    47

COMPENSATION DISCUSSION AND ANALYSIS

The table below shows the cost of management ratio, which expresses the total compensation reported for the named executives as a percentage of net income attributed to shareholders.
The cost of management ratio is affected by foreign exchange rates, the named executives each year and our net income.
2011 2012 2013 2014 2015
Total compensation reported for the named executives ($ thousands) $23,260 $27,355 $31,788 $38,857 $49,652
Net income attributed to shareholders ($ millions) $129 $1,736 $3,130 $3,501 $2,191
Cost of management ratio 18.0% 1.6% 1.0% 1.1% 2.3%
Total compensation reported for the named executives
The total compensation reported in the summary compensation table each year.
Cost of management ratio
Total compensation paid to the named executives divided by net income attributed to shareholders.
Named executives each year
2011: Donald Guloien, Michael Bell, Paul Rooney, Warren Thomson, James Boyle
2012: Donald Guloien, Steve Roder, Warren Thomson, Jean-Paul Bisnaire, Paul Rooney, Michael Bell
2013: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Jean-Paul Bisnaire
2014: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Craig Bromley
2015: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Roy Gori
The graph below compares the cumulative value of $100 invested in Manulife shares for the five years starting on December 31, 2010 with the value of $100 invested in each of two Toronto Stock Exchange (TSX) indices shown below for the same period, assuming dividends are reinvested.
Share performance graph
(as at December 31)
S&P/TSX Composite
Index ($)
S&P/TSX Composite
Financials Index ($)
Manulife Financial
Corporation ($)
Total cumulative shareholder return ($)
200 150 100 50 0
2010 2011 2012 2013 2014 2015
(as at December 31) 2010 2011 2012 2013 2014 2015
Manulife Financial Corporation $100.0 $65.55 $85.20 $136.30 $148.14 $142.72
S&P/TSX Composite Index $100.0 $91.28 $97.83 $110.53 $122.19 $112.02
S&P/TSX Composite Financials Index $100.0 $97.14 $114.21 $141.22 $160.69 $157.94

48  Manulife Financial Corporation

EXECUTIVE COMPENSATION

Compensation is aligned with business strategy
Compensation is tied to the achievement of key performance measures, prudently balancing various time horizons and performance perspectives
The annual incentive plan pays out based on a balance of financial performance, operational performance and initiatives that build for our future
Performance share units vest based on our absolute performance against key financial measures and our share price performance compared to our peers
Restricted share units, performance share units and stock options are also tied to how successful our business strategy is at generating shareholder value over the long term
A key goal of the design of our executive compensation program is to contribute to our long-term sustainable growth by balancing various performance measures and time horizons in the execution of our business strategy.
Annual Restricted Performance
incentive share units share units Stock options
Performance that influences compensation
financial success operational success building for the future increasing shareholder value financial success share price performance compared to our peers increasing shareholder value increasing shareholder value
Performance time horizon 1 year 3 years 3 years 5 to 10 years

2016 Management information circular    49

COMPENSATION DISCUSSION AND ANALYSIS

Compensation is earned and paid out over time
Our combination of incentive plans provides a balanced view of performance and ensures that executives consider both the short-term and the long-term impact of their decisions. The board believes this mix of components and time horizons is the right balance to drive performance, align executive interests with shareholders, provide for competitive pay opportunities and encourage retention.
Our incentive plans pay for performance and pay out over time. The ultimate value of the medium and long-term incentives is based on our future performance.
See pages 64 and 66 for more about our incentive plans
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Annual incentive
paid in 2016
Medium-term incentives
PSUs vest in 2017
RSUs vest in 2017
Long-term incentive
stock options 25% vest in 2016 25% vest in 2017 25% vest in 2018 25% vest in 2019 First opportunity to exercise in 2020 expire in 2025

50  Manulife Financial Corporation

EXECUTIVE COMPENSATION

Compensation is aligned with long-term shareholder value

Compensation is designed to focus executives on the long term and increasing shareholder value
A substantial proportion of compensation for senior executives is delivered in medium and long-term incentives that are directly affected by our share price performance
The annual incentive plan incorporates measures tied to our future success

We have several policies, including share ownership guidelines, clawback provisions and stock option exercise restrictions that discourage executives from making decisions that could have a negative impact on long-term shareholder value

The compensation mix charts on page 61 show that approximately 70% of our CEO’s compensation is tied to our share price (60% for our senior executive vice presidents).

In addition, our annual incentive plan is tied to our future successes beyond the typical one year period. For example, new business value measures the contribution of today’s sales on our future earnings, expense management measures our Efficiency & Effectiveness initiative which impacts the way we work now and in the future, financial flexibility measures our capital strength and strategic initiatives measure what we do today that will impact our future growth over many years.

The graphs on pages 47 and 48 show the close alignment between pay and shareholder value.

2016 Management information circular    51

COMPENSATION DISCUSSION AND ANALYSIS

Compensation and performance are benchmarked against peer companies

We regularly benchmark our compensation against our peers to make compensation competitive so we can attract and retain executive talent
We also benchmark our performance against our peers to assess our relative performance for our performance share unit awards

Benchmarking compensation for individual roles

We look at how other companies compensate roles that are similar to ours, benchmarking each component of compensation as well as total direct compensation. This makes compensation appropriately competitive so we can attract and retain high performing executive talent.

For our named executives, we primarily benchmark against our compensation peer group, which is made up of companies with a global footprint (see below), using publicly disclosed compensation information. For the role of Senior Executive Vice President and Chief Investment Officer, we also look at the pay practices of asset management advisory firms similar in size to Manulife Asset Management, our global asset management arm.

We also refer to pay information from three surveys published by prominent consulting firms:

¡    Diversified Insurance Survey: widely referenced survey of pay levels among major insurance companies in the United States

¡    Financial Services Executive Compensation Survey: survey of major financial institutions in Canada

¡   Insurance Executive Rewards Survey: survey of major insurance companies in the Asia Pacific region.

For executives below the senior executive vice president level, we benchmark target compensation against regional comparators using these surveys and other appropriate survey sources. Our analysis reflects each executive’s level, role and location. For global roles, we consider pay information from various markets to set appropriate pay levels.

We target total direct compensation for our executives at the median level of the external market, but will position high performing executives above the median to reflect sustained high performance over time.

Peer groups

We use two peer groups:

¡ a compensation peer group to benchmark executive pay ¡ a performance peer group that we use to assess our relative total shareholder return for our performance share unit awards.

We review the companies in both groups every year to make sure they continue to meet the following criteria:

¡ are similar in size ¡ have an international footprint ¡ are in similar lines of business

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compete with us for talent (for the compensation peer group)
have readily available compensation data (for the compensation peer group).
The management resources and compensation committee selected 12 companies that meet these criteria for the compensation peer group for 2015: seven insurance companies and five Canadian banks.
The performance peer group includes 13 companies: the seven insurance companies in the compensation peer group, and six additional insurance companies that meet the criteria of similar size, international footprint and similar lines of business. The Canadian banks are not included because, while they are important competitors for capital and Canadian talent, they are not true competitors for many of our business lines and may not have the same exposure to macroeconomic market influences.
AFLAC Inc. Ameriprise Financial Inc. MetLife, Inc. Principal Financial Group Inc.
Prudential Financial, Inc. Prudential plc
Sun Life Financial Inc. Bank of Montreal
Bank of Nova Scotia Canadian Imperial Bank of Commerce
Royal Bank of Canada Toronto-Dominion Bank
Compensation peer group Performance peer group
AIA Group Limited Allianz SE Assicurazioni Generali SpA
Aviva plc AXA SA Zurich Insurance Group Ltd.
Where we rank in our compensation peer group
The graph below shows how we rank against the peer group median by five factors, illustrating why this group is appropriate as a benchmark for compensation. Total assets, market capitalization and revenue are the most recently reported figures and are in U.S. dollars. Total shareholder return is as at December 31, 2015 and is in local currencies.
Peer group median Manulife
100th percentile 75th percentile Median 25th percentile
Total assets Market capitalization Revenue One-year TSR Three-year TSR
$542.6 billion $509.6 billion $32.4 billion $29.6 billion -4.0% -3.7% 51.9% 67.5% $20.1 billion $25.7 billion
47th percentile 47th percentile 65th percentile 55th percentile 67th percentile
(source: Bloomberg)

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation is aligned with good governance practices

We continually monitor the business environment to stay at the forefront of good governance practices

Our executive compensation program is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices, the Financial Stability Board’s Implementation Standards and other governance best practices related to compensation

We do an internal audit of the executive compensation program every year to confirm alignment with the Financial Stability Board’s Principles and Implementation Standards

Board of directors

Oversees our overall approach to compensation, including alignment with sound risk management principles and Manulife’s risk appetite

Approves:

¡    major compensation decisions, including compensation for the
 CEO and other senior executives

Board committees The board carries out its compensation-related responsibilities with the help of two committees All board committee members are independent
See page 128 for information about director independence You’ll find more about each committee’s members and responsibilities starting on page 34

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Independent advisor to the board
The management resources and compensation committee works with Hugessen Consulting Inc., a consulting firm that provides independent advice about executive compensation. Hugessen has been advising the management resources and compensation committee since 2006. The independent advisor:
attends committee meetings
provides advice about decisions related to compensation
reports on compensation trends.
The table below shows the fees paid to Hugessen for its work with the committee in the last two years:
2014 2015
Executive compensation-related fees $356,617 $373,968
All other fees $0 $0
Hugessen meets the requirements of an independent advisor and does not work with management directly without the committee’s prior approval. Hugessen did not perform any other work for Manulife in 2015.
Management resources and compensation committee
Oversees our approach to human resources, including the executive compensation program
Recommends major compensation decisions to the board
All members are knowledgeable, senior business leaders with broad business experience as a senior officer or chair of the board of a major organization (public, private or not-for-profit), and the majority have experience in executive compensation
At least one member also serves on the risk committee
Risk committee
Oversees the alignment of our incentive compensation plans with sound risk management principles and practices and our risk appetite
The majority of members have knowledge of risk management, as well as technical knowledge of relevant risk principles
Management’s executive compensation committee
Includes the Chief Risk Officer, the CFO and the Executive Vice President, Human Resources
Reviews incentive plan business performance measures, targets, weightings and results for alignment with Manulife’s business strategy and risk management objectives
Reviews compensation program changes for alignment with Manulife’s risk management objectives
Chief Risk Officer
Attends management resources and compensation committee meetings where recommendations for the design of the compensation program are reviewed and approved, and there is informed discussion of the relevant risks associated with the compensation program
Reviews the incentive compensation oversight process
Also a member of management’s executive compensation committee

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COMPENSATION DISCUSSION AND ANALYSIS

Share ownership guidelines

Executives are required to own Manulife securities as a way to align their interests with those of our shareholders. Executives have five years from the day they are appointed or promoted to the position to meet the requirement. Deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) (assuming a performance factor of 100%), common shares and preferred shares that executives own personally all qualify to meet the guideline, but stock options do not. We use the grant price or the current market price (whichever is higher) to calculate the value of their shareholdings.

The table below shows share ownership for each named executive as at February 29, 2016. We calculated the value of their shareholdings using $18.11, the closing price of Manulife common shares on the TSX on February 29, 2016. Salaries have been converted to Canadian dollars using the exchange rate of US$1.00 = Cdn$1.3523 on that date.

	Required ownership as multiple of base salary	RSUs ($)	PSUs ($)	DSUs ($)	Personal share- holdings ($)	Total holdings ($)	Share ownership as multiple of base salary

Donald Guloien	7.0	7,832,000	10,964,761	3,696,296	2,240,569	24,733,627	13.5

Steve Roder	4.0	3,190,245	5,608,475	2,284,223	–	11,082,942	10.2

Warren Thomson	4.0	2,197,738	3,076,834	4,569,110	822,701	10,666,383	9.6

Paul Rooney	4.0	2,153,003	3,014,213	750,051	14,814	5,932,082	5.9

Roy Gori	4.0	2,503,405	2,607,738	5,331,404	–	10,442,546	10.3

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Compensation is aligned with risk management objectives

Compensation is aligned with our risk management objectives and discourages inappropriate risk taking

We use a compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks, and assess our compensation program against the framework every year

The Chief Risk Officer reviews changes to the compensation program to make sure they are in line with our risk management objectives

Compensation risk framework

We manage compensation risk using a compensation risk framework. The framework includes four categories, which shape the development of our compensation program.

Business risk		Talent risk	Performance risk	Compliance and ethical risk
Business risk has two aspects:

Talent risk is the risk that our compensation program will not attract and retain talented employees

We seek to manage this risk by designing our compensation program to be competitive and appealing to the talent we want to attract

Performance risk is the risk that our compensation program will not motivate employees to maintain high performance standards

We seek to manage this risk by including appropriate links between pay and performance and designing compensation to optimize business results

Compliance and ethical risk is the risk that our compensation program will encourage employees to engage in questionable, unethical or illegal behaviour

We seek to manage this risk through strong oversight and control mechanisms, and by structuring our compensation program in a way that minimizes the potential incentive to breach compliance and ethical guidelines

¡	the risk that our compensation program encourages behaviour that is not in line with our business strategy, our risk appetite statement and our goal of generating long-term shareholder value
¡	the risk that the compensation program discourages the taking of healthy risks

We seek to manage both aspects of business risk by including performance measures in our incentive plans that align compensation with our business strategy and reflect the impact employees have on performance

See page 121 for information about our risk appetite and our enterprise risk management framework

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COMPENSATION DISCUSSION AND ANALYSIS

Mitigating compensation risk

We seek to manage potential risk through our risk management policies, the design of our executive compensation program and proper oversight of our incentive plans, and by maintaining a risk perspective in performance assessments.

Program design

¡	compensation award horizons are appropriately balanced between short, medium and long term
¡	incentive plans include several performance measures, combining various performance scenarios
¡	specific risk control and capital adequacy measures are embedded in the performance share unit awards, with a performance measure on minimum continuing capital and surplus requirements (MCCSR) score
¡	compensation for the Chief Risk Officer and Chief Actuary is not linked to our business performance, to promote unbiased oversight and advice to senior management and the board
¡	annual incentives for divisional control function heads providing oversight are not directly linked to the performance of businesses they oversee

Incentive plan oversight

¡	the management resources and compensation committee oversees all incentive plans, which includes the direct oversight of the global short, medium and long-term incentive plans and the annual review and monitoring of the design of other material divisional incentive plans, payout distribution, control and monitoring processes and the potential impact they may have on business risk
¡	division heads and divisional risk officers review material divisional incentive compensation plans, approve significant changes to these plans, and attest annually that the plans do not generate inappropriate levels of business risk to the division and to Manulife as a whole
¡	we stress test and back test compensation plan designs to make sure payouts under different scenarios are appropriate and in line with our business performance
¡	the Chief Risk Officer and the risk committee also review the incentive plan oversight process

Risk perspective in performance assessment

¡	individual risk management objectives are included in annual goals for all senior leaders
¡	we assess all employees against risk management criteria to make sure they are mindful of the risks inherent in their jobs and are working within the boundaries of our policies and practices
¡	performance assessments are expected to reflect how the employee improved our risk profile and also take into account any signals from Internal Audit, Compliance or Risk Management highlighting inappropriate actions

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Risk management policies

¡	Clawbacks – if a vice president or above commits fraud, theft, embezzlement or serious misconduct, whether or not there is a financial restatement, the board can, at its discretion, cancel some or all of his or her vested or unvested incentive awards, and require repayment of incentive awards that have already been paid. In addition, if there is a material restatement of our financial statements related to CEO misconduct, the board will claw back the CEO’s incentive compensation
¡	Share ownership requirements – all executives are required to meet share ownership requirements. The CEO, CFO and COO are required to maintain their share ownership for one year after leaving Manulife
¡	Share retention requirements – the CEO must hold at least 50% of the realized gains from the exercise of stock options in common shares during his employment and for one year post employment. The CFO and COO must hold at least 50% of the realized gains from the exercise of stock options in common shares during their employment and for one year post employment, to the extent they do not otherwise meet their share ownership requirement
¡	No hedging – executives and directors are not allowed to use strategies (for example, short selling, or buying or selling a call or put option or other derivatives) to hedge or offset a change in price of Manulife securities. This policy is incorporated into our code of business conduct and ethics. All employees and directors are required to certify compliance with the code every year

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COMPENSATION DISCUSSION AND ANALYSIS

Our compensation program
Our executive compensation program for the CEO and the four other executives named in this circular has six key components.
TOTAL COMPENSATION
For more information about total compensation, see page 90
Base salary
Annual incentive
Medium-term incentive
Long-term incentive
Pension, benefits and wellness
Perquisites
Fixed compensation based on role, performance, qualifications and experience
Variable compensation based on company and individual performance
Varies depending on local market practice
How we establish our compensation mix
The proportion of an executive’s pay that is at risk and tied to our share price increases by level. This makes the link between pay and performance more pronounced for senior executives, reflecting the greater influence they have on our results. Incentive compensation for higher level positions is more affected by corporate results, while the emphasis further down in the organization is more on divisional, business unit or functional goals, with some links to global results to foster collaboration and a business owner mentality.
Performance share units (PSUs) and restricted share units (RSUs) provide the appropriate focus on medium-term objectives while stock options are an effective tool for motivating executives to deliver sustained performance and increase long-term shareholder value in the context of our extended business horizon. Starting in 2015 there is a five-year exercise restriction on all granted stock options because we strongly believe that executives should not be in a position to benefit from short-term spikes in our share price while their stock options continue to be exercisable for several years to come.

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We set pay for the named executives in U.S. dollars because, as a global company, we draw from an international talent pool for executive talent at the most senior levels. U.S. dollars are the most common basis of compensation for these executives, and necessary to attract and retain them. Changes in the exchange rate between the U.S. and Canadian dollar will affect our positioning relative to our Canadian peers when comparing from year to year.
The charts below show the mix of components that make up 2015 total target direct compensation for our senior executives. The board believes this mix of components and time horizons is the right balance to drive performance, align executive interests with those of our shareholders, provide for competitive pay opportunities and encourage retention.
Chief Executive Officer
Fixed pay
12% Base salary
Stock options
PSUs
RSUs
Variable pay
18% Annual incentive
Medium and long-term incentives
18% RSUs
24% PSUs
28% Stock options
70% tied to share price
88% at risk
Senior executive vice presidents
Stock options
PSUs
RSUs
Fixed pay
18% Base salary
Variable pay
22% Annual incentive
Medium and long-term incentives
15% RSUs
21% PSUs
24% Stock options
60% tied to share price
82% at risk
Executive vice presidents
Stock options
PSUs
RSUs
Fixed pay
31% Base salary
Variable pay
24% Annual incentive
Medium and long-term incentives
16% RSUs
16% PSUs
13% Stock options
45% tied to share price
69% at risk

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COMPENSATION DISCUSSION AND ANALYSIS

About fixed pay

About variable pay

Base salary
Why we use it
How it works
To attract and retain top talent and provide stable and competitive compensation during the year
Each executive’s salary depends on:
qualifications, experience and role
performance in the role
promotions and career progression
salaries paid for comparable roles at peer companies
salaries of comparable roles within Manulife
We benchmark salaries and salary ranges at least once a year against comparable roles in peer companies and other executives at Manulife
Annual incentive
See page 64 for details
Why we use it
How it works
To reward senior executives for meeting company objectives and individual performance goals over a calendar year
To tie compensation to short-term priorities that will result in sustainable performance over time
We set a target award for each executive (a percentage of base salary) based on competitive market data and the executive’s level
The amount we actually pay depends on a combination of company and individual performance
Company performance objectives are aligned with our company strategy and fall into three categories that motivate current business results while positioning the company for future success:
financial success
operational success
building for the future
Individual performance objectives are aligned with our company strategy and also fall into three categories:
business objectives
leadership objectives
risk management objectives

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About pension and other benefits

Medium and long-term incentives
restricted share units
performance share units
stock options
See page 66 for details
Why we use it
To reward senior executives for meeting company objectives and individual performance goals over a multi-year period
To tie compensation to company and share price performance over both the medium and long term
To strengthen retention and reinforce alignment with shareholder value, especially for senior executives
How it works
We set awards for each executive based on level, individual performance, potential and market competitiveness, and benchmark the award levels every year against comparable roles in peer companies
The amount each executive ultimately receives depends on our performance:
the value of restricted share units depends on the price of Manulife common shares at the time of vesting the value of performance share units depends on the price of Manulife common shares at the time of vesting, as well as how we perform against internal and relative performance measures that are aligned with our company strategy the value of stock options depends on the price of Manulife common shares at the time of grant and when stock options are exercised
We do not consider the outstanding value of restricted share units, performance share units and stock options an executive already holds when granting awards
Pension
See page 97 for details
Benefits and wellness
Perquisites
Why we use it
To assist our employees as they save for their retirement
To protect and invest in the well-being of our employees
To offer market-competitive benefits
How it works
We typically offer capital accumulation plans, including defined contribution, cash balance and 401(k) plans, depending on the country where the employee works
We offer group life, disability, health and dental insurance and wellness and other programs that reflect local market practice in the country where the employee works
We offer perquisites depending on local market practice. We do not provide tax gross-ups related to perquisites

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COMPENSATION DISCUSSION AND ANALYSIS

About the annual incentive award
The annual incentive is a cash award paid out based on company and individual performance. To further strengthen our pay for performance philosophy and foster a culture of high performance, in 2015 we eliminated the use of an individual performance multiplier to determine annual incentive awards. Instead, we adjust each award based on the individual’s performance and contribution to Manulife as a whole.
How we calculate the award for the senior executives
Base salary
x
Annual incentive target % of base salary
x
Company performance score range: 0% – 200%
+/- Adjustment for individual performance
= Annual incentive award minimum: 0 cap:
2x target (CEO)
2.5x target (senior executives)
Adjustment for individual performance
We assess individual performance against goals that are tied to the financial and operating results of the named executive’s business, major initiatives for the year and contribution to Manulife as a whole, including the executive’s impact on our risk culture. Performance results can be reduced to zero for gross negligence or when there is a breach of compliance, authority levels or ethics. They can also be adjusted up for doing the right thing in the best interests of Manulife.

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Company performance score for 2015
performance measures and weightings are recommended by senior management and reviewed and approved by the board linked to our strategy
stress tested and back tested to make sure potential awards are aligned with business performance can be adjusted up or down by the board when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate
Performance type
What we measure (weighting)
What it focuses our executives on
Net income attributed to shareholders (25%)
building value for our shareholders
Financial success 50%
Core earnings (25%)
strengthening our underlying earnings capacity
New business value (10%)
building future earnings
Operational success 40%
Wealth and Asset Management core earnings (10%)
growing our wealth and asset management franchise globally
Expense management (10%)
managing our costs to build competitive advantage managing our capital to give us financial strength and flexibility
Financial flexibility (10%)
Building for the future 10%
Strategic initiatives (10%)
ensuring our future growth while managing our risk

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COMPENSATION DISCUSSION AND ANALYSIS

About the medium and long-term incentives
We grant equity-based incentives every year, offering a competitive mix of restricted share units (RSUs), performance share units (PSUs) and stock options depending on the executive’s position:
RSUs
PSUs
Stock options
Chief Executive Officer 25% 35% 40%
Senior executive vice presidents 25% 35% 40%
Executive vice presidents 35% 35% 30%
Chief Risk Officer/Chief Actuary 70% 0% 30%
Medium-term incentives
Restricted share units
Performance share units
What they are
Vesting and payout
Notional shares that pay out based on the price of Manulife common shares
Vest and pay out in cash within three years
Their payout value is equal to the average closing price of Manulife common shares for the five trading days before the day they vest
Notional shares that pay out based on our performance and on the price of Manulife common shares
Vest and pay out in cash within three years
The number of units that vest depends on our performance against absolute and relative performance measures that are set at grant, aligned with our strategy and approved by the board
Their payout value is equal to the average closing price of Manulife common shares for the five trading days before the day they vest, multiplied by the performance share unit performance factor
See page 70 for details about the performance conditions for the PSUs awarded for 2015
Dividend equivalents
Credited as additional units at the same rate as dividends paid on Manulife common shares

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Long-term incentive
Stock options
Rights to buy Manulife common shares in the future at a specified price
Vest 25% every year for four years from the grant date
Beginning with stock options granted in 2015, they cannot be exercised until five years from the grant date except under extenuating circumstances
The exercise price is equal to the grant price
Their ultimate value is the difference between the exercise price and the price of Manulife common shares when they’re exercised
Stock options expire at the end of 10 years and are only transferable when the executive dies
Do not earn dividend equivalents

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COMPENSATION DISCUSSION AND ANALYSIS

Medium-term and long-term incentives

Grants	The grant price is the closing price of Manulife common shares on the TSX on the last trading day before the grant date, or the average closing price for the five trading days before the grant date (whichever is higher) The grant value of stock options is calculated using the Black-Scholes methodology
Notice of retirement	Beginning with the 2015 grant, senior vice presidents or above have to provide three months’ notice before leaving Manulife or they will lose their post-termination retirement benefits and all outstanding grants will be forfeited
Blackouts periods	RSUs, PSUs and stock options are not granted when our reporting insiders are prohibited from trading, which is commonly referred to as a blackout period. Annual awards are normally granted following the end of the blackout period after our year-end financial results are announced. Awards can also be made to select new executives at the time of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period

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Voluntary deferral

Deferred share units

In 2015, executives in Canada and the U.S. were given the opportunity to exchange some or all of their annual incentive award, vested restricted share units and vested performance share units for deferred share units, subject to local tax rules and rulings. We may also grant deferred share units and performance deferred share units to some new hires and to other executives in special situations.

Deferred share units are notional shares that track the value of Manulife common shares and earn dividend equivalents at the same rate as dividends paid on the common shares. They can only be redeemed for cash when the executive retires or leaves Manulife. For each unit redeemed, the executive will receive the market value of a Manulife common share at the time of redemption.

Vesting conditions are specific to each grant, however deferred share units received in exchange for other awards, as described above, vest immediately. Deferred share units align executives with the long-term interests of shareholders and are only transferable if the executive dies.

Performance deferred share units vest if specific performance conditions are met.

Canadian executives can no longer exchange restricted share units and performance share units that are granted after 2015, in accordance with a recent change in Canadian tax rulings.

Deferred compensation account

Some U.S. executives can defer up to 90% of their base salary and some or all of their annual incentive and vested restricted share units into a deferred compensation account. The money must remain in the account for at least three years, and is adjusted as though the funds had been invested in one or more investment options designated by Manulife and selected by the executive. The executive can take the cash either in a lump sum or in annual instalments.

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COMPENSATION DISCUSSION AND ANALYSIS

How we’ll calculate the payout for performance share units awarded for 2015

Performance share units awarded for 2015 will vest and pay out in December 2017 based on the following formula:

Number of performance share units	x	Manulife performance factor	x	Relative performance modifier	X	Share price at the time of vesting	=	Performance share units payout
Performance share units awarded and received as dividend equivalents		range: 0- 150 combined effect minimum: 0 maximum: 180		range: +/– 20%

2015 performance share unit performance
targets are set at the time of grant for the three-year performance period, but each year’s performance is separately measured to reduce the impact of a single year’s performance performance measures and weightings are recommended by senior management and reviewed and approved by the board linked to our strategy
designed to focus executives on key measures of business success stress tested and back tested to make sure potential awards are aligned with business performance can be adjusted up or down by the board when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate
Manulife performance factor: target performance is set consistently with our business plan, and results in a performance score of 100. Threshold and maximum performance result in a performance score of 0 and 150 respectively, and are set based on scenarios that generate net income of 50% below and 25% above the business plan
Relative performance modifier: cumulative TSR at the median of the peer group results in no change to the Manulife performance factor, 30% below median results in a 20% reduction and 30% above median results in a 20% increase
See page 52 for information about our performance peer group

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See page 76 for information about how we calculated the payout this year for performance share units awarded for 2013

Performance type	What we measure	What it focuses our executives on
Manulife performance factor (performance against goals set for each year at time of grant)	Net income attributed to shareholders (25%) Return on equity (25%) MCCSR score (25%) Wealth and Asset Management core earnings (12.5%) New business value (12.5%)	building value for our shareholders
operating profitably while managing our capital effectively
building financial strength so we can meet our obligations to our policyholders growing our wealth and asset management franchise globally
building future earnings
Relative performance modifier (performance against our peers over 11 quarters)	Total shareholder return (TSR) against our TSR performance peer group (modifier)	growing shareholder value

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation decision-making

We use the following process to determine compensation for the CEO, all executive committee members and heads of control functions, including the named executives:

Review plan design	Set performance goals	Ongoing review of market and trends
Management presents its initial recommendations for compensation structure and supporting rationale for the upcoming year to the management resources and compensation committee. This includes:
compensation components
compensation mix
performance measures
The management resources and compensation committee discusses the recommendations and provides feedback to management
The risk committee reviews the risk management aspects of the program and satisfies itself that the compensation program is aligned with our risk management objectives
The management resources and compensation committee recommends the compensation program and structure to the board for approval. It seeks advice and guidance about compensation issues from its independent compensation advisor
See page 60 for this year’s compensation program	The board approves the CEO’s individual performance goals
The management resources and compensation committee:
reviews, approves and recommends to the board the individual performance goals of the executive committee members and heads of control functions reviews, approves and recommends to the board the business performance measures and financial targets for incentive plan purposes. Targets are aligned with the board-approved plans and are intended to be achievable yet provide a performance “stretch”
stress tests different scenarios to set appropriate financial targets, performance peer group composition and plan changes
See pages 65 and 71 for this year’s performance goals	The management resources and compensation committee:
reviews the composition of the compensation peer group
reviews the competitive positioning of target compensation against desired market positioning and trends reviews ongoing trends
See page 52 for more about compensation benchmarking

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Assess performance
The CFO presents and discusses the business performance results with the management resources and compensation committee
The independent advisor provides an independent view of business performance that is used for the incentive plans
The management resources and compensation committee reviews the performance factors for the incentive plans
The board approves the performance factors for the annual incentive plan and performance share units and decides whether to make any adjustments
See page 74 for this year’s performance results
Finalize compensation
The CEO discusses the individual performance and compensation recommendations for all executive committee members and heads of control functions with the management resources and compensation committee
During sessions held without management, the management resources and compensation committee and the board review the performance of the CEO, all executive committee members and heads of control functions
The board exercises independent judgment when assessing performance
See the named executive profiles starting on page 78 for details about their compensation this year

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COMPENSATION DISCUSSION AND ANALYSIS

2015 compensation

Total compensation for this year’s named executives reflects the management resources and compensation committee’s assessment of our annual and longer-term performance:

¡	annual incentive awards for 2015 are lower than 2014 (with a company performance score of 89%, compared to 117% for 2014) mostly because of the impact of oil and gas prices
¡	performance share units and restricted share units that were awarded in 2013 paid out in December 2015. The performance share units vested with a performance score of 125%, at 182% of their grant value, and the restricted share units paid out at 146% of their grant value, reflecting our solid earnings trajectory over the last three years, our capital strength and increased share price.

You’ll find details about how these incentive plans work starting on page 62 and about each named executive’s awards in their profiles starting on page 78.

Annual incentive company score for 2015

The company performance score is calculated using a scorecard that includes performance measures and objectives for financial success, operational success and building for the future. The measures and objectives are developed at the beginning of the year and are consistent with our board-approved business plan. We include a significant weighting (50%) on our key profit measures (net income attributed to shareholders and core earnings), which closely aligns the plan with the interests of our shareholders.

The overall company performance score for 2015 was 89%. No discretion was applied to adjust the results.

The table below shows how the company performance score was calculated.

Awards are also based on each executive’s individual performance against goals that are tied to major initiatives for the year, and on the executive’s contribution to Manulife as a whole.

	What we measure	Target	Actual		Weighted
Performance type	(weighting)	(millions of $)	(millions of $)	Score	score

Financial success 50%	Net income attributed to shareholders (25%)	3,415	2,191	28%	7%

	Core earnings (25%)	3,565	3,428	87%	22%

Operational success 40%	New business value (10%)[1]	892	955	114%	11%

	Wealth and Asset Management core earnings (10%)	585	639	119%	12%

	Expense management (10%)[2]			129%	13%

	Financial flexibility (10%)[2]			81%	8%

Building for the future 10%	Strategic initiatives (10%)[2]			155%	16%

		Company performance score			89%

1	Target and actual do not include P&C Reinsurance because new business value is not an appropriate incentive measure for that business.
2	The scores for expense management, financial flexibility and strategic initiatives are based on performance against multiple goals that are consistent with our business plan.

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Understanding the score

Financial success

Net income of $2,191 million was disappointing, largely due to sharp mark-to-market declines in oil and gas prices. Excluding oil and gas, 2015 net income would have been $876 million higher and core earnings would have included $346 million in investment-related experience.

Core earnings of $3,428 million for the year increased 28% compared to last year, before giving effect to investment-related experience, and 19% including these impacts. Excluding investment-related experience, our growth exceeds plan and highlights Manulife’s operating momentum.

Operational success

We delivered strong top line growth in 2015, with most of it coming from businesses that generate our highest returns. Despite the continued volatility in global capital markets, we continued to experience excellent results in our overall wealth and asset management businesses. Gross flows increased 46% compared to last year, while net flows increased 72% and Other Wealth sales increased 89%.

New business value improved by 35% in 2015, reflecting strong Insurance sales which were up 24% compared to last year, particularly in Asia.

We made significant progress on our Efficiency & Effectiveness initiative, which is delivering savings faster than originally anticipated. In 2015, we achieved approximately $350 million in net pre-tax savings, exceeding our target of $300 million.

Building for the future

The strategic initiatives score of 155% reflects the exceptional progress on delivering on our strategy. In 2015, we focused on realigning our organization to put the customer at the centre of everything we do. With that in mind, we launched tools, products and services, wellness initiatives, banking machines and new investment products, all of which strengthen our ability to provide holistic solutions to our customers.

We continue to embrace innovation and technology across the company: we opened innovation hubs in Boston and Toronto, and were the first company in Canada to introduce voice biometrics and an interactive voice response system in French and English that uses natural language understanding. And we expanded the channels for reaching our customers: sales of insurance in Asia on WeChat, a popular messaging app, is a good example.

We also continued to add new capabilities and scale to our businesses, successfully completing the acquisitions of the Canadian-based operations of Standard Life and New York Life’s Retirement Plan Services business. We signed an exclusive regional distribution agreement with Development Bank of Singapore (DBS), covering four markets in Asia. DBS is the largest bank in Singapore, making it a great partner for us as we continue to build out our businesses in the region. We announced our pension distribution partnership with Standard Chartered Bank in Hong Kong, as well as a related agreement to acquire its Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses. We also signed smaller distribution agreements with other local banks in the region during the year.

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COMPENSATION DISCUSSION AND ANALYSIS

Payout for medium-term incentives that were awarded in 2013

On December 15, 2015, restricted share units (RSUs) and performance share units (PSUs) awarded in 2013 vested and were paid out, including reinvested dividends, as follows:

	Vesting date	Grant date price ($)	Performance factor	Vesting date price ($)	Payout as a % of grant value

2013 RSUs	Dec 15, 2015	15.52	–	20.77	146%

2013 PSUs	Dec 15, 2015	15.52	125%	20.77	182%

Performance share units awarded in 2013 were paid out based on our performance against three measures that are aligned with our company strategy. Performance goals for the three periods were set at the time of grant, consistent with our board-approved business plan, but each year’s performance is separately measured to reduce the impact of a single year’s performance.

How we calculated the performance share unit performance factor

The table below shows how the performance share unit performance factor was calculated. No discretion was applied on the results.

	What we measured (weighting)	Performance range
		Threshold 0%	Target 100%	Maximum 150%	Actual	Score	Weighted score
Performance period 1[1]	Net income attributed to shareholders ($ millions) – (34%)	500	2,420	3,025	2,780	130%	44%
January 1, 2013 to December 31, 2013	Return on equity – (33%)	1.7%	9.8%	12.2%	11.3%	131%	43%
	Average quarterly MCCSR score[2] – (33%)	80% of target		115% of target		141%	46%
Weighted average performance factor for performance period 1							134%

Performance period 2	Net income attributed to shareholders ($ millions) – (34%)	500	2,815	3,519	3,501	149%	51%
January 1, 2014 to December 31, 2014	Return on equity – (33%)	1.6%	10.7%	13.3%	11.9%	123%	41%
	Average quarterly MCCSR score[2] – (33%)	80% of target		115% of target		150%	50%
Weighted average performance factor for performance period 2							141%

Performance period 3[3]	Net income attributed to shareholders ($ millions) – (34%)	500	2,499	3,124	1,945	72%	25%
January 1, 2015 to September 30, 2015	Return on equity – (33%)	2%	10.8%	13.5%	7.1%	57%	19%
	Average quarterly MCCSR score[2] – (33%)	80% of target		115% of target		148%	49%
Weighted average performance factor for performance period 3							92%

Performance share unit performance factor = weighted average of the three periods							125%

1	Results exclude gain on sale of Taiwan insurance business.

2	The MCCSR is a regulatory ratio used by the Office of the Superintendent of Financial Institutions Canada (OSFI) to evaluate the financial strength of an insurer and its ability to meet its obligations to policyholders. The score represents the average of the quarterly MCCSR scores for the performance period. Quarterly MCCSR scores are calculated by comparing the MCCSR ratio that Manufacturers Life achieves each quarter to the internal capital target for that quarter.

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3	The management resources and compensation committee adjusted the targets for net income attributed to shareholders and return on equity to reflect the impact of the Standard Life and New York Life acquisitions on 2015 financial goals. The committee did not change the target for average quarterly MCCSR score.

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation of the named executives

Donald Guloien, President and CEO

As President and CEO, Mr. Guloien is a member of the board of directors and chair of the executive committee. He is a 35-year veteran of Manulife.

2015 highlights

This was a disappointing year in terms of net income, largely due to the significant impact of the dramatic decline in oil and gas prices. However, our underlying business results in 2015 demonstrate that we are on the right path. We generated strong net flows into our global wealth and asset management businesses, we substantially grew insurance sales, margins and new business value in Asia, and we delivered core earnings per share growth of 28% before giving effect to investment-related impacts. In addition, we made exceptional progress on delivering on the strategy, completed two important acquisitions and announced two major strategic distribution partnerships.

Key objectives	Results

Financial results	Net income attributed to shareholders of $2,191 million for the year was largely due to the significant impact of the dramatic decline in oil and gas prices. Excluding oil and gas, 2015 net income would have been $876 million higher and core earnings would have included $346 million in investment-related experience.

Core earnings of $3,428 million for the year increased 28% over last year before giving effect to investment-related impacts, highlighting Manulife’s powerful operating momentum.

Delivered strong top line growth, with most of it coming from businesses that generate Manulife’s highest returns. Insurance sales for the year increased 24% over last year driven by our insurance businesses in Asia. Despite continued volatility in global capital markets, Manulife continued to experience excellent results in our overall wealth and asset management businesses. Gross flows and net flows for the year increased 46% and 72% respectively over last year and Other Wealth sales for the year increased 89% over last year.

Strategic plan	Manulife continued to make important progress on its bold strategy throughout 2015. The company added new capabilities and scale to the businesses throughout the year. The acquisitions of the Canadian-based operations of Standard Life and New York Life’s Retirement Plan Services business in the U.S. were successfully completed. Manulife signed an exclusive regional distribution agreement with Development Bank of Singapore covering four markets in Asia. The company announced a pension distribution partnership with Standard Chartered in Hong Kong, as well as signing other, smaller distribution agreements with other local banks in the region during the year.

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Capital and risk management

Retained our solid capital footing and reduced leverage which enabled the board to increase our dividend in May, marking the second increase in less than two years, for a cumulative increase of 31%.

Continued the development and execution of effective and appropriately-balanced risk management practices throughout the businesses around the world. Continued to encourage innovation, with appropriate risk management in place and promote a “risk-aware” culture throughout the company.

Efficiency & Effectiveness	Significant progress on our Efficiency & Effectiveness initiative in 2015, and the initiative is delivering savings faster than originally anticipated.

Total target direct compensation

The table below shows the total target direct compensation the board approved for Mr. Guloien based on the recommendation of the management resources and compensation committee. The board established Mr. Guloien’s target compensation taking into account his performance, company performance, his future potential and the compensation peer group.

(in US$)	2013	2014	2015	2016
Base salary	$ 1,200,000	$ 1,325,000	$ 1,358,125	$ 1,358,125
Annual incentive target	$ 2,400,000	$ 1,987,500	$ 2,037,188	$ 2,037,188
Medium-term incentive
PSUs	$ 2,310,000	$ 2,782,500	$ 2,852,063	$ 2,852,063
RSUs	$ 1,650,000	$ 1,987,500	$ 2,037,187	$ 2,037,187
Long-term incentive
Stock options	$ 2,640,000	$ 3,180,000	$ 3,259,500	$ 3,259,500
Total direct compensation	$ 10,200,000	$ 11,262,500	$ 11,544,063	$ 11,544,063

Due to the retirement of six long-tenured CEOs from our compensation peer group (one in 2013, three in 2014, and two in 2015) and the continued depreciation of the Canadian dollar, Mr. Guloien’s total target direct compensation is currently positioned above the median of the peer group. Given his tenure as CEO, his track record, the global span of his role and his potential contributions to our future success, we believe that his compensation is set at an appropriate level.

2015 compensation mix Fixed pay 11.8% Base salary Variable pay 17.6% Annual incentive 42.4% Medium-term incentive 28.2% Long-term incentive 28.2% Stock options 17.6% RSUs 24.8% PSUs

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COMPENSATION DISCUSSION AND ANALYSIS

Base salary

Mr. Guloien received a base salary increase of 2.5% effective March 1, 2015 as part of the review of his target compensation for the year. In 2016, the board reviewed and approved no change in base salary for 2016.

Annual incentive

Mr. Guloien’s annual incentive target for 2015 was 150% of salary to a maximum award of 300% of salary – unchanged from 2014. This target was established in 2014 when the board reduced Mr. Guloien’s annual incentive target and increased his medium and long-term incentives to emphasize the alignment between his pay and the longer-term success of Manulife.

Mr. Guloien’s 2015 actual annual incentive award was US$2,085,061, or 102% of his target. When determining the award, the board assessed Mr. Guloien’s performance against the specific objectives described above and the company performance score (see page 74 for details). While the award is a reflection of both Manulife’s 2015 financial performance and the many successful initiatives completed in 2015, consistent with the other named executives, Mr. Guloien’s incentive award was lower than 2014 by 22%, excluding the impact of foreign exchange, mainly because the 2015 business score was lower.

Medium and long-term incentives

In 2014, the board and Mr. Guloien agreed to an amended employment agreement which resulted in the redistribution of Mr. Guloien’s total target direct compensation by reducing the weight of the annual incentive and increasing the weight of equity incentives.

The board granted Mr. Guloien US$8,148,750 in medium and long-term incentives for 2015. It determined the award based on his performance, anticipated future contributions, the compensation peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2016, the board approved US$8,148,750 in medium and long-term incentives for 2016, as shown in the table above.

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CEO compensation lookback

The table below is a five-year look back at CEO compensation that compares the total direct compensation awarded for each year to the actual value (both realized and realizable) as at December 31, 2015.

The actual value (realized and realizable) that Mr. Guloien received includes salary, actual annual incentive awards, the value at vesting of restricted share units and performance share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the in-the-money value of stock options that remain outstanding.

The table also compares the actual value to Mr. Guloien for each $100 of compensation awarded each year to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison.

		Actual value			Value of $100

	Total direct compensation awarded	(realized and realizable) at December 31, 2015	Period	Mr. Guloien	Manulife shareholders

2011	$ 7,999,110	$ 6,325,069	Jan 1, 2011 to Dec 31, 2015	$ 79.07	$ 142.72

2012	$ 9,888,466	$17,639,870	Jan 1, 2012 to Dec 31, 2015	$178.39	$ 217.73

2013	$ 12,091,368	$16,379,390	Jan 1, 2013 to Dec 31, 2015	$135.46	$ 167.51

2014	$ 13,558,918	$10,228,799	Jan 1, 2014 to Dec 31, 2015	$ 75.44	$ 104.71

2015	$ 14,782,884	$10,535,639	Jan 1, 2015 to Dec 31, 2015	$ 71.27	$ 96.34

Total direct compensation awarded

Includes salary, annual incentive, share-based awards and option-based awards, as reported in the summary compensation table each year.

Actual value (realized and realizable)

Represents the actual value to Mr. Guloien of compensation awarded each year, realized between grant and December 31, 2015 or still realizable on December 31, 2015.

Value of $100

For Mr. Guloien: represents the actual value (realized and realizable) to Mr. Guloien for each $100 of total direct compensation awarded for each fiscal year.

For Manulife shareholders: represents the cumulative value of a $100 investment in shares made on the first trading day of the period, assuming dividends are reinvested.

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COMPENSATION DISCUSSION AND ANALYSIS

Steve Roder, Senior Executive Vice President and Chief Financial Officer

Mr. Roder is responsible for managing Manulife’s financial affairs including Finance, Accounting, Capital, Valuation, Treasury, Taxation, Investor Relations, Reinsurance and Financial Regulation. He is a member of Manulife’s executive and management committees.

2015 highlights

Key objectives	Results

Asia	Key role in the completion of two major transactions – Development Bank of Singapore and Standard Chartered Bank, leveraging existing relationships and building new relationships with key stakeholders.

Capital, leverage, dividends	Built a robust process to facilitate sustainable dividend increases. Our leverage target has been achieved, capital ratio is prudently conservative, debt issues have been successful, with an expanded investor base.

Efficiency & Effectiveness

Finance transformation program in progress and continues to be on track to deliver significant savings and improvements.

Projects are producing meaningful improvements in efficiency and effectiveness. Exceeded target savings of approximately $300 million in 2015.

Investor relations	Met over 300 investors in one-on-one meetings or small group sessions in 13 countries. Expanded the investor base, particularly outside Canada.

External reporting	Successfully implemented new disclosure about wealth, embedded value and cash remittances, which was positively received by investors.

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Total target direct compensation

The table below shows the total target direct compensation the board approved for Mr. Roder based on the recommendation of the CEO and the management resources and compensation committee. The board considered Mr. Roder’s target pay relative to his performance, company performance, his future potential and the compensation peer group.

(in US$)	2013	2014	2015	2016
Base salary	$700,000	$720,000	$770,000	$ 800,000
Annual incentive target	$875,000	$900,000	$962,500	$ 1,000,000
Medium-term incentive
PSUs	$875,000	$945,000	$1,225,000	$ 1,260,000
RSUs	$625,000	$675,000	$875,000	$ 900,000
Long-term incentive
Stock options	$1,000,000	$1,080,000	$1,400,000	$ 1,440,000
Total direct compensation	$4,075,000	$4,320,000	$5,232,500	$ 5,400,000

Base salary

Mr. Roder received a base salary increase of 6.9% effective March 1, 2015 as part of the review of his target compensation. In 2016, the board reviewed and approved an increase of 3.9% for 2016, effective March 1, 2016.

Annual incentive

Mr. Roder’s annual incentive target for 2015 was 125% of salary to a maximum award of 313% of salary – unchanged from 2014.

Mr. Roder’s 2015 actual annual incentive award was US$1,000,000, or 104% of his target. When determining the award, the board assessed his performance against the specific objectives described above and the company performance score (see page 74 for details). Consistent with the other named executives, Mr. Roder’s incentive was lower than 2014 by 30%, excluding the impact of foreign exchange, mainly because the 2015 business score was lower.

Medium and long-term incentives

Mr. Roder was granted a total of US$3,500,000 in medium and long-term incentives for 2015. The award was determined based on his performance, anticipated future contributions, the competitive position of his compensation as compared to his peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2016, the board approved US$3,600,000 in medium and long-term incentives for 2016, as shown in the table above.

2015 compensation mix
Fixed pay
14.7% Base salary
Variable pay
18.4% Annual incentive
40.1% Medium-term incentive
26.8% Long-term incentive
26.8% Stock options 16.7% RSUs 23.4% PSUs

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COMPENSATION DISCUSSION AND ANALYSIS

Warren Thomson, Senior Executive Vice President and Chief Investment Officer

Mr. Thomson is responsible for managing the global investment operations, which include the General Fund and Manulife Asset Management, Manulife’s global asset management business. He is a member of Manulife’s executive and management committees.

2015 highlights

Key objectives	Results

2015 business plan	Institutional net sales exceeded expectations, buoyed by a significant new fixed income mandate. 2015 General Fund Investment Experience was affected by mark to market losses on our oil and gas holdings.

Strategic initiatives	Manulife Asset Management delivered strong and consistent investment performance, record institutional net sales and solid growth in assets under management, and was ranked the 32nd largest institutional asset manager globally in 2014 (Pension & Investments, May 2015). It completed the acquisition of Standard Life’s Canadian operations, expanding liability-driven investment solutions, and also:
¡ expanded distribution to Europe and the Middle East
¡ launched a Dublin-based UCITS (Undertakings for Collective Investment in Transferable Securities) fund structure, including six products for distribution in Europe
¡ continued to build out asset allocation solutions, including launching seven new absolute return oriented strategies.
The Investment Division designed and launched the Lab of Forward Thinking (LOFT), adding innovation capabilities and generating new business proposals.

Efficiency & Effectiveness	The Investment Division exceeded its Efficiency & Effectiveness savings target.

Risk management	Equity and interest rate hedging programs performed well and sensitivities continued to be tightly managed.

Leadership and people development	Manulife Asset Management recruited capabilities in key areas of focus, including the new Global Head of Distribution.

Branding and communications	The Strategic Income Fund won Morningstar Canada’s Fixed Income Manager of the Year award, and Manulife Asset Management became a signatory to the Principles for Responsible Investment (PRI).

Total target direct compensation

The table on the next page shows the total target direct compensation the board approved for Mr. Thomson based on the recommendation of the CEO and the management resources and compensation committee. A comprehensive review of Mr. Thomson’s compensation was completed to ensure his target compensation is competitive with our compensation peer group and with similar positions in asset management firms with comparable assets under management. The changes to Mr. Thomson’s compensation highlight Manulife Asset Management’s significant strategic importance to the company, Mr. Thomson’s contributions, his unique role as the Chief Investment Officer and CEO of an asset management firm, and for retention purposes.

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(in US$)	2013	2014	2015	2016
Base salary	$670,000	$700,000	$800,000	$ 820,000
Annual incentive target	$1,005,000	$1,050,000	$1,366,667	$ 1,640,000
Medium-term incentive
PSUs	$770,000	$770,000	$805,000	$ 805,000
RSUs	$550,000	$550,000	$575,000	$ 575,000
Long-term incentive
Stock options	$880,000	$880,000	$920,000	$ 920,000
Total direct compensation	$3,875,000	$3,950,000	$4,466,667	$ 4,760,000

Base salary

Mr. Thomson received a base salary of US$750,000 effective March 1, 2015. On August 5, 2015, the board reviewed and approved an increase to US$800,000 to recognize his notable contributions and to ensure his compensation is competitive relative to peers in the asset management industry. In 2016, the board reviewed and approved a base salary increase of 2.5% effective March 1, 2016.

Annual incentive

Mr. Thomson’s annual incentive target was 150% of salary – unchanged from 2014 and then increased to 200% to a maximum award of 500% of salary to recognize his notable contributions and to ensure his compensation remains competitive relative to peers in the asset management industry.

Mr. Thomson’s 2015 actual annual incentive award was $1,250,000 or 91% of this target. When determining the award, the board assessed his performance against the specific objectives described above and the company performance score (see page 74 for details). Consistent with our other named executives, Mr. Thomson’s 2015 incentive was lower than his 2014 award by 25%, excluding the impact of foreign exchange, mainly because the 2015 business score was lower.

Medium and long-term incentives

The board granted Mr. Thomson US$2,300,000 in medium and long-term incentives for 2015.

In August 2015, the board granted Mr. Thomson a one-time special award of deferred share units with a total value of US$3,000,000. This grant recognizes Mr. Thomson’s past personal contribution and continuing efforts in the development of our global wealth and asset management business, a key strategic priority for Manulife, and his consistent exceptional performance during his six years in the role. The award must be held for nine months following Mr. Thomson’s departure from the company before it can be paid. Mr. Thomson must also give the company three months’ notice of his intention to leave. As described above, the review and changes to his compensation were made to ensure his pay remains competitive and provides for his retention and continuing contributions to Manulife.

In February 2016, the board approved US$2,300,000 in medium and long-term incentives for 2016, as shown in the table above.

2015 compensation mix
Fixed pay
17.9% Base salary
Variable pay
30.6% Annual incentive
30.9% Medium-term incentive
20.6% Long-term incentive
20.6% Stock options 12.9% RSUs 18.0% PSUs

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COMPENSATION DISCUSSION AND ANALYSIS

Paul Rooney, Senior Executive Vice President and Chief Operating Officer

Mr. Rooney is responsible for overseeing areas critical to Manulife’s global operations, including Corporate Strategy, Corporate Development, Capital Solutions, Human Resources, Branding & Communications, Information Services, Government Relations, Procurement and Global Resourcing. Mr. Rooney is also charged with leading the multi-year enterprise-wide Efficiency & Effectiveness initiative. He is a member of Manulife’s executive and management committees.

2015 highlights

Key objectives	Results

Strategic initiatives	Successful development of five-year roadmaps for all divisions and functions, including key performance indicators and milestones while also broadening Manulife’s relationships with innovators and potential partners.

Corporate development	Completed high priority transactions that aligned with the global strategy, including the partnership with Development Bank of Singapore which enhances our Asian growth plans, the acquisition of Standard Chartered Bank’s pension portfolio, the 15-year Mandatory Provident Fund partnership with Standard Chartered Bank, and our acquisition of New York Life’s Retirement Plan Services which aligns with the growth objectives of the Wealth and Asset Management businesses.

Technology	Improved momentum in the use of technology throughout the company across most of the key objectives. Innovation focus expanded with the launch of the Lab of Forward Thinking (LOFT) in Boston, Toronto and Singapore.

Efficiency & Effectiveness	Exceeded target savings of approximately $300 million.

Global resourcing and procurement	Expanded the Global Resourcing capability to over 4,500 employees across four locations while also attaining service levels well ahead of target.

Human resources

Drove shift to a more customer-centric culture with an emphasis on innovation, collaboration and leadership, and named one of Canada’s 10 Most Admired Corporate Cultures.

Continued to foster a diverse and inclusive workplace: Global Women’s Alliance expanded to 15 markets around the world, John Hancock named one of the Best Places to Work for LGBT Equality in the U.S.

Branding and communications	Expanded and drove measurable value from the company’s global Social Selling program and established a global social technology platform which has generated increased leads and users across all divisions.

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Total target direct compensation

The table below shows the total target direct compensation the board approved for Mr. Rooney on the recommendation of the CEO and the management resources and compensation committee. The board established Mr. Rooney’s target compensation taking into account his performance, company performance, compensation paid for similar roles in our compensation peer group and internal peer comparison.

(in US$)	2013	2014	2015	2016
Base salary	$700,000	$720,000	$740,000	$ 740,000
Annual incentive target	$875,000	$900,000	$925,000	$ 925,000
Medium-term incentive
PSUs	$805,000	$805,000	$840,000	$ 700,000
RSUs	$575,000	$575,000	$600,000	$ 500,000
Long-term incentive
Stock options	$920,000	$920,000	$960,000	$ 800,000
Total direct compensation	$3,875,000	$3,920,000	$4,065,000	$ 3,665,000

Base salary

Mr. Rooney received a base salary increase of 2.8% effective March 1, 2015 as part of the review of his target compensation. In 2016, the board reviewed and approved no change in base salary for 2016.

Annual incentive

Mr. Rooney’s annual incentive target for 2015 was 125% of salary to a maximum award of 313% of salary – unchanged from 2014.

Mr. Rooney’s 2015 actual annual incentive award was US$750,000, or 81% of his target. When determining the award, the board assessed Mr. Rooney’s performance against the specific objectives described above and the company performance score (see page 74 for details). Consistent with our other named executives, Mr. Rooney’s 2015 incentive was lower than his 2014 award by 41%, excluding the impact of foreign exchange, mainly because the 2015 business score was lower.

Medium and long-term incentives

Mr. Rooney was granted US$2,400,000 in medium and long-term incentives for 2015. In February 2016, the board approved US$2,000,000 in medium and long-term incentives for 2016, as shown in the table above.

2015 compensation mix
Fixed pay
18.2% Base
salary Variable pay
22.8% Annual incentive
35.4% Medium-term incentive
23.6% Long-term incentive
23.6%
Stock options
14.8%
RSUs
20.6%
PSUs

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COMPENSATION DISCUSSION AND ANALYSIS

Roy Gori, Senior Executive Vice President, General Manager, Asia Division

Mr. Gori joined Manulife on March 2, 2015 and is responsible for leading our operations in Japan, Hong Kong, Indonesia, Singapore, China, the Philippines, Taiwan, Vietnam, Malaysia, Thailand, Cambodia and Macau. He is a member of Manulife’s executive and management committees.

2015 highlights

Key objectives	Results

2015 Business plan	Delivered excellent sales and bottom line results. Record insurance sales, very strong growth in new business value and core earnings, with the division passing the US$1 billion milestone for the first time.

Strategic initiatives

Expanded Manulife’s distribution strength in Asia with the 15-year exclusive regional bancassurance partnership with Development Bank of Singapore across four markets (Singapore, Hong Kong, China and Indonesia), providing access to six million customers. Entered a 15-year exclusive Mandatory Provident Fund partnership with Standard Chartered Bank in Hong Kong, alongside the agreement to acquire Standard Chartered’s existing pension portfolio.

Has been a catalyst in accelerating our drive to become a more customer-centric organization by making good progress on Mission Extraordinary, our go forward agency model to deliver holistic solutions and enhancing POSsible, our market leading electronic point of sale tool, to include both insurance and wealth and asset management solutions.

Advanced our digital customer engagement agenda through various initiatives like ManulifeMOVE, an innovative health and wellness wearable solution in Hong Kong, and digital insurance sales and servicing leveraging the WeChat platform in China.

Leadership and people development	Demonstrated strong leadership, engaging effectively with employees, agents and colleagues to fully embrace Manulife’s three cultural behaviours. Focus on leadership and culture has resulted in a significant improvement in the Employee Engagement score for the Asia Division.

Branding and communications	Great progress enhancing and elevating our brand in Asia. Manulife’s brand ranking increased 22 places to #261 in Asia’s Top 1000 Brand survey.

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Total target direct compensation

The table below shows the board’s compensation decisions for Mr. Gori on the recommendation of the CEO and the management resources and compensation committee. Mr. Gori’s 2015 target compensation was established taking into account his compensation package with his previous employer, compensation levels at peer companies and internal peer compensation.

(in US$)	2015	2016
Base salary	$700,000	$ 750,000
Annual incentive target	$875,000	$ 937,500
Medium-term incentive
PSUs	$875,000	$ 1,050,000
RSUs	$625,000	$ 750,000
Long-term incentive
Stock options	$1,000,000	$ 1,200,000
Total direct compensation	$4,075,000	$ 4,687,500

Base salary

Mr. Gori was hired on March 2, 2015 with an annual base salary of US$700,000. In 2016, the board reviewed and approved a 7.1% increase effective March 1, 2016.

Annual incentive

Mr. Gori’s annual incentive target for 2015 was 125% of base salary to a maximum award of 313% of salary.

Mr. Gori’s 2015 actual annual incentive award was US$1,200,000, or 137% of his target. This amount reflects a full 12 months of service and was not pro-rated based on Mr. Gori’s date of hire. When determining the award, the board assessed Mr. Gori’s performance against the specific objectives described above and the company performance score (see page 74 for details).

Medium and long-term incentives

Mr. Gori was granted a total of US$2,500,000 in medium and long-term incentives on March 2, 2015.

In February 2016, the board approved US$3,000,000 in medium and long-term incentives for 2016 as shown in the table above.

In 2015, Mr. Gori received cash payments of US$1,500,000 and a one-time award of US$3,000,000 to replace compensation he forfeited from his previous employer. This includes a grant on March 2, 2015 of US$500,000 in restricted share units vesting after two years and of US$2,500,000 in deferred share units vesting after four years. The payout timing and vesting of the awards were aligned to match the timing of his forfeited awards.

2015 compensation mix Fixed pay 24.5% 17.2% Base salary Stock options 15.3% RSUs Variable pay 21.5% Annual incentive 36.8% Medium-term incentive 24.5% Long-term incentive 21.5% PSUs

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EXECUTIVE COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation awarded to the named executives in our last three fiscal years. We set compensation for the named executives in U.S. dollars because, as a global company, we draw from an international talent pool for executive talent at the most senior levels. U.S. dollars are the most common basis of compensation for these executives, and necessary to attract and retain them. We have converted the amounts below to Canadian dollars consistent with our financial statements. Fluctuations in exchange rates can contribute to changes in the compensation amounts reported from year to year.

					Non-equity incentive plan compensation

	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Donald Guloien	2015	1,723,671	6,104,719	4,069,812	2,884,682	727,500	103,135	15,613,518
President and CEO	2014	1,438,720	5,274,666	3,516,444	3,329,088	823,400	101,890	14,484,208
	2013	1,216,641	3,975,048	2,650,032	4,249,647	568,800	103,381	12,763,549
Steve Roder	2015	970,915	2,622,060	1,748,040	1,383,500	264,900	78,029	7,067,444
Senior Executive Vice President and	2014	790,515	5,069,136	1,194,264	1,769,688	243,600	66,713	9,133,916
Chief Financial Officer	2013	719,393	1,505,700	1,003,800	1,735,273	124,000	64,636	5,152,802
Warren Thomson	2015	972,307	5,643,168	1,148,712	1,729,375	299,100	66,801	9,859,463
Senior Executive Vice President and	2014	766,636	1,459,656	973,104	2,064,636	271,400	67,216	5,602,648
Chief Investment Officer	2013	685,241	1,325,016	883,344	1,993,084	189,100	75,116	5,150,901
Paul Rooney	2015	938,779	1,797,984	1,198,656	1,037,625	281,800	58,135	5,312,979
Senior Executive Vice President and	2014	790,515	1,526,004	1,017,336	1,573,056	303,100	124,285	5,334,296
Chief Operating Officer	2013	719,393	1,385,244	923,496	1,549,351	291,700	116,836	4,986,020
Roy Gori	2015	746,445	5,634,000	1,252,000	1,660,200	37,300	2,468,507	11,798,452
Senior Executive Vice President and General Manager, Asia Division (joined Manulife on March 2, 2015)

Base salary

Set in U.S. dollars for Mr. Guloien, Mr. Roder, Mr. Thomson and Mr. Rooney, but paid semi-monthly in Canadian dollars using the Bank of Canada noon exchange rate that applied on the previous pay date. Mr. Gori’s salary is set in U.S. dollars but he is paid in Hong Kong dollars. We used the average 2015 exchange rate of HK$1.00 = $0.1649 to convert to Canadian dollars.

Share-based awards

The grant date fair value of performance share units, restricted share units, and deferred share units awarded to the named executives, including dividend equivalents, which are credited as additional units using the data in the table below. The grant date fair value is the closing price of a Manulife common share on the TSX on the last trading day before the grant date or the average closing price for the last five trading days before the grant date (whichever is higher).

Mr. Roder’s amount for 2014 includes a one-time special award of US$3,000,000 (one-third in performance share units that cliff vest after three years and two-thirds in performance deferred share units that cliff vest after five years), granted on August 18, 2014.

Mr. Thomson’s amount for 2015 includes a one-time special award of US$3,000,000 in deferred share units, granted on August 17, 2015, that vested immediately. You can read more about this award on page 85.

Mr. Gori’s amount for 2015 includes a one-time award of US$3,000,000, granted on March 2, 2015, to replace compensation he forfeited from his previous employer. The award includes US$500,000 in restricted share units that cliff vest after two years and US$2,500,000 in deferred share units that cliff vest after four years.

	Grant date	Share price	Exchange rate for awards in U.S. dollars

2015	August 17[1]	$22.82	US$1.00 = $1.3067
	March 2[2]	$21.81	US$1.00 = $1.2520
	February 24	$22.02	US$1.00 = $1.2486
2014	August 18[3]	$21.66	US$1.00 = $1.1093
	February 25	$21.20	US$1.00 = $1.1058
2013	February 19	$15.52	US$1.00 = $1.0038

1 See Mr. Thomson’s share-based awards

2 See Mr. Gori’s share-based awards

3 See Mr. Roder’s share-based awards

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		Exercise price	Fair value factor	Exchange rate for awards in U.S. dollars

Option-based awards	March 2, 2015[1]	$21.81	22.0%	US$1.00 = $ 1.2520
The grant date fair value of stock options awarded to the named executives was calculated using the data in the table to the right:	February 24, 2015	$22.02	22.0%	US$1.00 = $ 1.2486
	February 25, 2014	$21.20	22.8%	US$1.00 = $ 1.1058
	February 19, 2013	$15.52	20.9%	US$1.00 = $ 1.0038

	1 See Mr. Gori’s option-based awards

We used the Black-Scholes methodology to determine the accounting fair value of the stock option awards (the same assumptions we use for accounting purposes):		Expected life (years)	Expected volatility	Risk-free interest rate	Expected dividend yield

	2015	6.7	29.5%	1.75%	3.0%
	2014	6.7	30.0%	2.0%	3.0%
	2013	6.7	32.0%	1.25%	3.7%

Annual incentive

Paid in cash after our fiscal year-end once the results are finalized. The U.S. dollar amounts were converted to Canadian dollars using the exchange rates that applied on the previous pay dates: 2015: US$1.00 = $1.3835, 2014: US$1.00 = $1.2449 and 2013: US$1.00 = $1.0981.

Pension value

The sum of the amounts under compensatory change for each named executive in the pension tables on pages 98 and 100.

Mr. Gori’s amount has been converted to Canadian dollars using the average exchange rate of HK$1.00 = $0.1649 for 2015. This exchange rate is the same as that used in our 2015 consolidated financial statements.

All other compensation

Includes flexible spending account allowances in 2015 (in Canadian dollars): Mr. Guloien – $100,000, Mr. Roder – $55,000, Mr. Thomson – $55,000, Mr. Rooney – $55,000.

Mr. Roder’s amount for 2015 includes $19,894 for fees related to tax consulting.

Mr. Gori’s amount includes US$1,500,000 in cash payments to replace compensation he forfeited from his previous employer (converted to Canadian dollars using an average exchange rate of US$1.00 = $1.2654).

Mr. Gori’s amount also includes a housing allowance of $373,419, converted to Canadian dollars using the average 2015 exchange rate of HK$1.00 = $0.1649.

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EXECUTIVE COMPENSATION DETAILS

Equity compensation

Outstanding share-based and option-based awards (as at December 31, 2015)

	Option-based awards

	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)

Donald Guloien	Feb 15, 2006	135,208	$36.98	Feb 15, 2016	$0
	Feb 16, 2007	139,884	$40.38	Feb 16, 2017	$0
	Feb 20, 2008	202,945	$37.71	Feb 20, 2018	$0
	Feb 18, 2009	507,629	$15.67	Feb 18, 2019	$2,573,679
	May 18, 2009	389,889	$21.95	May 18, 2019	$0
	Feb 23, 2010	617,344	$19.48	Feb 23, 2020	$777,853
	Feb 22, 2011	560,071	$18.91	Feb 22, 2021	$1,024,930
	Feb 21, 2012	932,701	$12.64	Feb 21, 2022	$7,554,878
	Feb 19, 2013	816,983	$15.52	Feb 19, 2023	$4,264,651
	Feb 25, 2014	727,500	$21.20	Feb 25, 2024	$0
	Feb 24, 2015	840,106	$22.02	Feb 24, 2025	$0

Steve Roder	June 1, 2012	261,058	$11.23	June 1, 2022	$2,482,139
	Feb 19, 2013	309,463	$15.52	Feb 19, 2023	$1,615,397
	Feb 25, 2014	247,075	$21.20	Feb 25, 2024	$0
	Feb 24, 2015	360,837	$22.02	Feb 24, 2025	$0

Warren Thomson	Feb 15, 2006	41,150	$36.98	Feb 15, 2016	$0
	Feb 16, 2007	44,038	$40.38	Feb 16, 2017	$0
	Feb 20, 2008	58,854	$37.71	Feb 20, 2018	$0
	Feb 18, 2009	255,948	$15.67	Feb 18, 2019	$1,297,656
	May 18, 2009	24,202	$21.95	May 18, 2019	$0
	Feb 23, 2010	188,342	$19.48	Feb 23, 2020	$237,311
	Feb 22, 2011	183,296	$18.91	Feb 22, 2021	$335,432
	Feb 21, 2012	84,791	$12.64	Feb 21, 2022	$686,807
	Feb 19, 2013	272,328	$15.52	Feb 19, 2023	$1,421,552
	Feb 25, 2014	201,321	$21.20	Feb 25, 2024	$0
	Feb 24, 2015	237,122	$22.02	Feb 24, 2025	$0

Paul Rooney	Feb 15, 2006	38,504	$36.98	Feb 15, 2016	$0
	Feb 16, 2007	41,447	$40.38	Feb 16, 2017	$0
	Feb 20, 2008	67,648	$37.71	Feb 20, 2018	$0
	Feb 18, 2009	159,541	$15.67	Feb 18, 2019	$808,873
	May 18, 2009	41,416	$21.95	May 18, 2019	$0
	Feb 23, 2010	160,421	$19.48	Feb 23, 2020	$202,130
	Feb 22, 2011	185,914	$18.91	Feb 22, 2021	$340,223
	Feb 21, 2012	309,039	$12.64	Feb 21, 2022	$2,503,216
	Feb 19, 2013	284,706	$15.52	Feb 19, 2023	$1,486,165
	Feb 25, 2014	210,472	$21.20	Feb 25, 2024	$0
	Feb 24, 2015	247,431	$22.02	Feb 24, 2025	$0

Roy Gori	Mar 02, 2015	260,931	$21.81	Mar 02, 2025	$0

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	Share-based awards

	Grant date	Type of share- based award	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Donald Guloien	Feb 25, 2014	PSU	153,596	$ 3,185,573
		RSU	109,712	$ 2,275,418
	Feb 24, 2015	PSU	166,710	$ 3,457,575
		RSU	119,080	$ 2,469,711

		DSU			$ 4,233,086

Steve Roder	Feb 25, 2014	PSU	52,165	$ 1,081,904
		RSU	37,260	$ 772,776
	Aug 18, 2014	PSU	52,729	$ 1,093,590
		PDSU	105,458	$ 2,187,201
	Feb 24, 2015	PSU	71,604	$ 1,485,077
		RSU	51,146	$ 1,060,769

Warren Thomson	Feb 25, 2014	PSU	42,504	$ 881,533
		RSU	30,360	$ 629,669
	Feb 24, 2015	PSU	47,055	$ 975,912
		RSU	33,610	$ 697,074

		DSU			$ 3,954,468

Paul Rooney	Feb 25, 2014	PSU	44,436	$ 921,612
		RSU	31,740	$ 658,291
	Feb 24, 2015	PSU	49,101	$ 1,018,351
		RSU	35,072	$ 727,391

		DSU			$ 858,977

Roy Gori	Mar 02, 2015	PSU	51,412	$ 1,066,277
		RSU	66,100	$ 1,370,924
		DSU	146,891	$ 3,046,517

In the tables to the left and above:

¡	the value of unexercised in-the-money stock options is the difference between the exercise price of the stock options and $20.74, the closing price of Manulife common shares on the TSX on December 31, 2015. The amount is zero if the exercise price is higher than our year-end closing share price
¡	the market or payout values of the share-based awards are based on $20.74, the closing price of Manulife common shares on the TSX on December 31, 2015
¡	the value of performance share units and performance deferred share units that have not yet vested is calculated using a performance factor of 100%
¡	restricted share units (RSUs), performance share units (PSUs), deferred share units (DSUs) and performance deferred share units (PDSUs) are paid out in cash. We do not issue any common shares in connection with restricted share units, performance share units, deferred share units or performance deferred share units.

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EXECUTIVE COMPENSATION DETAILS

Incentive plan awards – value vested or earned during the year

The table below shows for each named executive:

¡	the value of stock options that vested in 2015 and the amount that would have been realized if they had been exercised on the vesting date
¡	the value of share-based awards for 2013 that vested in 2015
¡	the annual cash bonus earned for 2015.

	Option-based awards		Share-based awards	Annual incentive
	Value vested during the year ($)	Value received during the year ($)	Value vested during the year ($)	Value earned during the year ($)
Donald Guloien	$ 4,141,858	$ 0	$ 6,648,450	$ 2,884,682
Steve Roder	$ 1,311,494	$ 0	$ 4,192,842	$ 1,383,500
Warren Thomson	$ 1,439,448	$ 2,657,309	$ 2,216,143	$ 1,729,375
Paul Rooney	$ 1,391,449	$ 0	$ 2,316,886	$ 1,037,625
Roy Gori	$ 0	$ 0	$ 0	$ 1,660,200

The value of option-based awards is the difference between the exercise price of the stock options and the closing price of Manulife common shares on the TSX on the vesting date.

The value of share-based awards is the payout from restricted share units and performance share units that were granted on February 19, 2013, and vested and paid out in 2015.

Stock options exercised in 2015

	Grant date	Number of options	Exercise price	Gain

Warren Thomson	Feb 21, 2012	254,373	12.64	$2,657,309

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Securities authorized for issue under equity compensation plans

The table below shows the total number of securities to be issued and available for issue under our equity compensation plans as at December 31, 2015:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted average of exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity plans (#)
Equity compensation plans approved by security holders	30,969,772	20.72	18,377,108

This table tells you about our plans and their status as at March 9, 2016:

Executive stock option plan

The executive stock option plan was approved by shareholders at the 2000 annual and special meeting. Deferred share units, share appreciation rights, restricted shares and performance awards can also be granted under the executive stock option plan. We need shareholder approval to make any changes to the plan.

Maximum number of common shares that may be issued	73,600,000
¡ as a % of common shares outstanding	3.7%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
¡ to any one participant, or	5%
¡ to insiders as a whole	10%
Total number of common shares that have been issued in respect of stock options and deferred share units	24,793,346
¡ as a % of common shares outstanding	1.3%

Stock plan for non-employee directors

The stock plan for non-employee directors was approved by shareholders at the 2001 annual and special meeting. Deferred share units can also be granted under the stock plan. We need shareholder approval to make any changes to the plan.

Maximum number of common shares that may be issued	1,000,000
¡ as a % of common shares outstanding	less than 0.1%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
¡ to any one participant, or	5%
¡ to insiders as a whole	10%
Total number of common shares that have been issued in respect of deferred share units	578,363
¡ as a % of common shares outstanding	less than 0.03%

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EXECUTIVE COMPENSATION DETAILS

We granted 3,994,414 stock options to senior executives in 2015. The table below shows the total number of stock options, share-settled deferred share units outstanding, and securities available for future grant under the plans:

(as at December 31, 2015)	Stock options/DSUs outstanding		Securities available for future issue
	#	As a % of diluted common shares	#	As a % of diluted common shares
Stock plan for non-employee directors	421,637	0.02%
Stock options	29,857,832	1.51%	18,377,108	0.93%
Deferred share units	690,303	0.03%
Total	30,969,772	1.57%	18,377,108	0.93%

Overhang, dilution and burn rate
(as at December 31)	2013	2014	2015
Overhang	2.95%	2.75%	2.50%
the total number of common shares reserved for issue to employees and directors, less the number of stock options and share-settled deferred share units redeemed, expressed as a percentage of the total number of common shares outstanding on a diluted basis
Dilution	1.86%	1.66%	1.57%
the total number of stock options and share-settled deferred share units outstanding, expressed as a percentage of the total number of common shares outstanding on a diluted basis
Burn rate	0.24%	0.17%	0.21%
the number of stock options and share-settled deferred share units granted annually, expressed as a percentage of the total number of common shares outstanding on a diluted basis

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Retirement benefits

Executives participate in various defined benefit and defined contribution pension plans and supplemental retirement arrangements.

All of our traditional defined benefit pension programs have been closed to new members because of the financial risks associated with them. In their place, we have introduced capital accumulation retirement programs including cash balance, 401(k) and defined contribution plans, where contributions are typically a fixed percentage of each employee’s pensionable earnings taking median market practice into account.

We may also provide supplemental retirement arrangements if tax rules limit the benefits that would otherwise be provided by our registered (or tax qualified) pension plans. The supplemental arrangements are not tax qualified and are typically unfunded.

To receive the benefits from their supplemental arrangements, executives generally have to comply with several conditions after they leave Manulife:

¡	non-solicit: all executives, other than the few in traditional defined benefit supplemental arrangements, have a non-solicit provision for 24 months after their employment ends
¡	non-compete:
–	24 months for all executives in traditional defined benefit supplemental arrangements
–	12 months for senior vice presidents, 18 months for executive vice presidents and 24 months for senior executive vice presidents in capital accumulation supplemental arrangements
¡	if an executive breaches the non-compete provision in their traditional defined benefit supplemental arrangement, the benefits are reduced by one-third
¡	if an executive breaches any of the post-employment conditions attached to all or a part of their capital accumulation supplemental arrangements, those benefits are fully forfeited.

Amounts on the pages that follow that are determined in another currency have been converted using the exchange rates used in our 2015 consolidated financial statements.

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EXECUTIVE COMPENSATION DETAILS

Defined benefit pension plan table

Mr. Guloien and Mr. Rooney participate in the Manulife defined benefit plan and supplemental arrangement in Canada. Mr. Thomson participated in the John Hancock defined benefit cash balance plan and supplemental arrangement while he was working in the U.S. from 2007 to 2009.

The table below shows:

¡	their years of credited service at the end of 2015 and at the normal retirement age of 65
¡	the estimated annual benefit accrued or earned for service up to year-end and to age 65
¡	a reconciliation of the defined benefit obligation from December 31, 2014 to December 31, 2015.

The annual pension for senior executives in the Canadian defined benefit supplemental arrangement is capped based on their level at retirement and a maximum of 35 years of credited service:

¡	$1,200,000 for Mr. Guloien
¡	$800,000 for senior executive vice presidents.

	Number of years of credited service		Annual benefits payable		Opening present value of	Compensatory change		Non-	Closing present value of defined
	Dec 31, 2015	Age 65	Dec 31, 2015	Age 65	defined benefit obligation	Service cost	Other	compensatory change	benefit obligation

Donald Guloien	34.8	35.0	$ 1,200,000	$ 1,200,000	$ 16,534,200	$ 0	$ 0	($476,500)	$ 16,057,700

Warren Thomson	3.0	3.0	$ 13,100	$ 13,100	$ 121,500	$ 0	$ 0	$28,500	$ 150,000

Paul Rooney	29.4	35.0	$ 673,100	$ 800,000	$ 8,400,000	$ 281,800	$ 0	($124,600)	$ 8,557,200

Annual benefits payable

Based on current pensionable earnings and the noted credited service, subject to the limits discussed above, and payable from age 65. Mr. Rooney continues to earn additional pension benefits at the capped accrual amount of $22,857 for each year of service until he reaches the maximum of 35 years in 2021.

Opening present value and closing present value

Values of the projected pension for service to December 31, 2014 and December 31, 2015 respectively, using the actuarial assumptions used to determine the defined benefit pension obligations at those dates, as disclosed in Note 16 of our 2015 consolidated financial statements.

Service cost

The projected pension earned for service in 2015, using the actuarial assumptions used to determine the pension plan obligations, as disclosed in Note 16 of our 2015 consolidated financial statements.

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Other

The impact of any plan amendments and differences between the actual and assumed compensation.

Non-compensatory change

Includes the impact of interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions, experience gains and losses and, in the case of Mr. Thomson, any amounts due to currency fluctuations.

Exchange rates

Mr. Thomson’s year-end amounts have been converted using the December 31 exchange rate of US$1.00 = $1.3841 for 2015 and US$1.00 = $1.1601 for 2014. The other amount has been converted using the average 2015 exchange rate of US$1.00 = $1.2786.

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EXECUTIVE COMPENSATION DETAILS

Defined contribution pension plan table

Mr. Roder and Mr. Thomson participate in the Manulife defined contribution plan and supplemental arrangement in Canada. Mr. Guloien also participates in the defined contribution supplemental arrangement for his service since reaching his defined benefit pension maximum. Mr. Thomson participated in the John Hancock 401(k) plan and the defined contribution supplemental arrangement while he was working in the U.S. from 2007 to 2009. Mr. Gori participates in the Manulife Mandatory Provident Fund Top-up in Hong Kong.

The table below is a reconciliation of the account balances from December 31, 2014 to December 31, 2015:

	Opening	Compensatory change		Non-	Closing
	accumulated			compensatory	accumulated
	value	Service cost	Other	change	value

Donald Guloien	$ 1,945,500	$ 727,500	$0	$ 133,700	$ 2,806,700

Steve Roder	$ 498,800	$ 264,900	$0	$ 44,200	$ 807,900

Warren Thomson	$ 1,956,800	$ 299,100	$0	$ 92,200	$ 2,348,100

Roy Gori	$ 0	$ 37,300	$0	$ 37,100	$ 74,400

Service cost

The total amount contributed and/or notionally credited to each named executive in 2015 by Manulife or John Hancock under their respective plans.

Other

The impact of any plan amendments.

Non-compensatory change

Includes any contributions made by the named executives, all investment income credited during the year and any amounts due to currency fluctuations.

Exchange rates

Mr. Thomson’s year-end amounts for the U.S. plans have been converted using the December 31 exchange rate of US$1.00 = $1.3841 for 2015 and US$1.00 = $1.1601 for 2014. Other U.S. plan amounts have been converted using the average 2015 exchange rate of US$1.00 = $1.2786.

Mr. Gori’s year-end amount has been converted using the December 31 exchange rate of HK$1.00 = $0.1786 for 2015. The other amounts have been converted using the average 2015 exchange rate of HK$1.00 = $0.1649.

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Canada

Who participates
Defined benefit pension plan
Canadian-based executives who were promoted or hired before January 1, 1999 (there are five members remaining)
Defined contribution pension plan
Canadian-based executives who were hired after January 1, 1999
Terms
Pensions are based on credited service and average pensionable earnings at retirement
Pensionable earnings are calculated as the highest base salary plus annual incentive (including the amount participants elect to receive as deferred share units) earned over any 36 consecutive months
In 2016, participants contribute 4% of their pensionable earnings up to the current year’s maximum pensionable earnings (YMPE) and 6% of earnings that exceed this amount, up to an annual limit of $8,724
Participants contribute 2% of pensionable earnings
Participants can make voluntary contributions ranging from 0.5% to 5% of pensionable earnings
Pensionable earnings are limited to $202,960 for 2015 and are calculated as base salary (plus the annual incentive for officers)
Participants choose from a range of investment options to decide how they want to invest their account
Annual pension formula
Years of credited service
x
the sum of:
1) 1.3% of pensionable earnings up to the average of the last three years’ maximum pensionable earnings limits under the Canada/Quebec Pension Plans (final average YMPE)
+
2) 2% of pensionable earnings that exceed the final average YMPE ($52,400 in 2015)
The resulting pension is limited to the maximum pension permitted by the Income Tax Act (Canada)
Vesting of the pension is immediate
We contribute 3% of pensionable earnings and a 50% match on participant voluntary contributions after the first year of employment
Total company and employee contributions are limited to the defined contribution maximum under the Income Tax Act ($25,370 in 2015)
Company contributions vest immediately

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EXECUTIVE COMPENSATION DETAILS

Retirement
Participants can retire before 65 with full pension if they’re at least 50 and their age plus years of service total at least 90
If a participant has less than 90 points but is 50 or older with 10 or more years of service, the pension is reduced 0.5% for each month that retirement is before age 55 plus 0.25% for each month after age 55 that retirement is before age 60 (or the date the participant reaches 90 points if later)
For others, the pension is reduced on an actuarial equivalent basis
With a spousal waiver, the plan pays a pension for life and guarantees payments for at least 120 months, unless the participant chooses a different form of payment. Otherwise, a reduced pension is paid for at least five years with two-thirds continuing to the spouse on the participant’s death
Participants can transfer the value of their account to a locked-in retirement vehicle or to purchase a life annuity when they leave employment
Defined benefit supplemental arrangement
We have individual supplemental retirement agreements that top up the defined benefit plan pension to what it would have been if there was not a maximum pension under the Income Tax Act (Canada), subject to the maximums noted earlier
Defined contribution supplemental arrangement
Canadian executives who were hired after January 1, 1999 and employees who were promoted to an executive level after this date are eligible
We credit 10% of pensionable earnings (15% for Mr. Guloien) above the pensionable earnings limit to a notional account for each participant
Pensionable earnings are calculated as base salary and the annual incentive, including the amount taken as deferred share units
Investment income credits are based on the investment options selected by the participant
Participants can take the value of their account in instalments at retirement, or withdraw it as a lump sum with our consent

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United States

Defined benefit pension plan (cash balance)
401(k) plan
Who participates
All U.S. employees
Participation is voluntary for all U.S. employees
Terms
Participants do not contribute
Participants receive contribution credits in a notional account that earns interest credits
Interest credits are based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the 12 months ending September 30 of the preceding calendar year
Participants contribute up to 50% of their eligible salary to the IRS maximum (US$18,000 in 2015)
Eligible salary is limited to the IRS maximum (US$265,000 in 2015)
Participants choose from a range of investment options to invest the contributions
Pension formula
We credit participant accounts with 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation that exceeds this base
Eligible compensation is limited to the IRS maximum (US$265,000 in 2015), and is calculated as base salary plus the annual incentive received
Company contributions vest after three years of service
We contribute a 100% match on employee contributions to a maximum of 4% of eligible salary
Total company and employee contributions are limited to the IRS maximum (US$53,000 in 2015)
Company contributions vest after three years of service
Retirement
Normal retirement is 65, but benefits can be paid at any retirement age based on the value of the participant’s account on the date their pension begins
Payments are normally made as a life annuity, but participants can choose a lump sum or other payment option
Participants receive the value of their account when they leave employment or if they become permanently disabled

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EXECUTIVE COMPENSATION DETAILS

Hong Kong

Defined benefit supplemental arrangement (cash balance)
John Hancock stopped making contribution credits as of December 31, 2007
Interest credits are based on:
the average yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12 months ending November 30 of the preceding calendar year
+
0.25%, subject to a minimum interest credit of 5.25% compounded semi-annually
Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment
Defined contribution supplemental arrangement
We credit 8% of eligible compensation above the IRS maximum to a notional account for each participant
Eligible compensation is calculated as base salary and the annual incentive, including the amount taken as deferred share units
Investment income credits are based on the investment options selected by the participant
Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment
Defined contribution plan (Manulife Mandatory Provident Fund (MPF) Top-up)
Who participates
All Hong Kong permanent employees
Terms
Participants contribute 5% of annual salary
Contributions on salary up to the MPF limit (HK$360,000 in 2015) go to the mandatory account. Contributions on salary above the MPF limit go to the voluntary account
Participants choose from a range of investment options to invest the contributions
Pension formula
We contribute based on length of service as follows:
Less than 5 years
5 to 10 years
More than 10 years
5% of annual salary
7.5% of annual salary
10% of annual salary
All our contributions, other than the first 5% of annual salary up to the MPF limit, go to the voluntary account
Our contributions to the mandatory account vest immediately
Our contributions to the voluntary account vest on a sliding scale based on length of service that grades by 10% per year starting at 30% after three years to 100% after 10 years
Retirement
Participants can receive the value of the voluntary account at any time but can receive the value of the mandatory account only after age 60

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EXECUTIVE COMPENSATION

Termination and change in control

The table below shows the incremental amounts that would be paid to each named executive if employment is terminated under five different scenarios.

The actual amount will depend on our share price at the time as well as other variables, such as the executive’s age and years of service. The information below is calculated as at December 31, 2015 for all of the named executives:

	Type of payment	Retirement (early or normal)	Resignation	Termination with cause	Termination without cause	Change in control

Donald Guloien	Severance	0	0	0	8,851,256	10,359,159
	Additional vesting of RSUs, PSUs and stock options	14,516,165	0	0	14,516,165	15,409,317
	Pension	0	0	0	0	0

	Total value	14,516,165	0	0	23,367,421	25,768,477

Steve Roder	Severance	–	0	0	3,310,808	–
	Additional vesting of RSUs, PSUs and stock options	–	0	0	0	–
	Pension	–	0	0	0	–

	Total value	–	0	0	3,310,808	–

Warren Thomson	Severance	0	0	0		–
	Additional vesting of RSUs, PSUs and stock options	4,329,677	0	0	4,329,677	–
	Pension	0	0	0	0	–

	Total value	4,329,677	0	0	4,329,677	–

Paul Rooney	Severance	–	0	0	4,242,420	–
	Additional vesting of RSUs, PSUs and stock options	–	0	0	0	–
	Pension	–	0	0	0	–

	Total value	–	0	0	4,242,420	–

Roy Gori	Severance	–	0	0	3,009,825	–
	Additional vesting of RSUs, PSUs and stock options	–	0	0	0	–
	Pension	–	0	0	0	–

	Total value	–	0	0	3,009,825	–

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EXECUTIVE COMPENSATION DETAILS

No severance is paid if the executive resigns or retires.

If we terminate the executive with cause, employment ends immediately, no severance is paid and performance share units, performance deferred share units, restricted share units, stock options and the supplemental retirement benefit are forfeited.

For purposes of the treatment of equity-based awards, Mr. Guloien and Mr. Thomson are eligible for normal retirement. Mr. Roder, Mr. Rooney and Mr. Gori are not eligible for either early or normal retirement. For additional details, see page 111.

Equity-based awards will be treated in accordance with the terms and conditions of the applicable award agreements and the plan documents unless the named executive has an employment agreement that indicates otherwise. See page 108 for information about Mr. Guloien’s change in control agreement. Any vesting that has occurred as part of normal employment is not included in the table on the previous page. The value attributable to the additional vesting of equity awards is based on $20.74, the closing price of Manulife common shares on the TSX on December 31, 2015. The value of performance share units and performance deferred share units is calculated assuming a performance factor of 100%.

Termination without cause

All the named executives except Mr. Thomson have employment agreements that specify their entitlements in termination without cause. These entitlements, which are outlined in the table on the next page, are conditional on the executive signing a full and final release and remaining bound by covenants in their employment agreements to:

¡	protection of confidential information (indefinitely)
¡	company ownership of our intellectual property (indefinitely)
¡	non-solicitation (for two years)
¡	non-competition (for one year for Mr. Guloien and Mr. Gori, and two years for Mr. Roder and Mr. Rooney)
¡	non-disparagement (indefinitely for Mr. Guloien, and two years for Mr. Roder, Mr. Rooney and Mr. Gori).

Breaches of any of the covenants entitle Manulife to seek a court injunction, in addition to pursuing any other available rights and remedies.

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Donald Guloien	Mr. Guloien is entitled to:
	¡	two times his annual salary, two times his target annual incentive, two times his annual executive flexible spending account allowance, and continuation of his group insurance benefits coverage (excluding life, short-term and long-term disability) for 24 months
	¡	50% of any PSUs granted within one year before a termination without cause or retirement will continue to vest and pay out on their vesting date, subject to performance conditions (all other equity-based awards will be treated according to the terms that apply for normal retirement and other relevant terms and conditions in the related award agreements and plan documents)

Steve Roder	Mr. Roder is entitled to:
	¡	18 months of notice or compensation in lieu of notice, which includes base salary at the time of termination and a pro-rated amount of his target annual incentive
	¡	continuation of his group benefits for 18 months (excluding life, short-term and long-term disability)

If Mr. Roder becomes re-employed in a comparable position during the severance period:
	¡	he will no longer participate in the group benefits plans
	¡	his severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Paul Rooney	Mr. Rooney is entitled to:
	¡	24 months of compensation, which includes his base salary and target annual incentive at the time of termination. We have sole discretion to provide it as a lump sum, a series of payments over time or a combination of the two
	¡	continuation of his group benefits for 18 months (excluding life, short-term and long-term disability)
If we decide to provide all or any of the compensation as a series of payments and Mr. Rooney finds a new job or becomes self-employed during the 24 months following the termination:
	¡	the continuing payment will stop and he will be entitled to a lump sum payment of 50% of his remaining severance payments

Roy Gori	Mr. Gori is entitled to:
	¡	18 months of notice or compensation in lieu of notice, which includes base salary at the time of termination and a pro-rated amount of his target annual incentive
	¡	continuation of his medical, dental and group life insurance benefits for 18 months
If Mr. Gori becomes re-employed in a comparable position during the severance period:
	¡	he will no longer participate in the group benefits plans
	¡	his severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

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EXECUTIVE COMPENSATION DETAILS

Change in control

Mr. Guloien is the only executive who has a change in control agreement that protects him from losing employment benefits if there is a change in control. He entered into a change in control agreement when he was appointed President and CEO in May 2009, and it was amended in March 2014.

If there is a change in control and Mr. Guloien’s employment is terminated without cause or for good reason within a protection period that starts 90 days before a change in control and ends 24 months after the change in control, he is entitled to:

¡	two times his annual salary and two times his average annual incentive awarded in the prior three years
¡	full vesting and payment of outstanding awards, including those granted within the past year
¡	continuation of his group benefits for up to three years (excluding life and disability insurance)
¡	two years’ eligibility for relocation benefits as defined by our relocation policy
¡	extension of the period to exercise stock options to one year after the date of termination or the date specified in the award (whichever is later, however it cannot be later than the actual option expiry date).

Mr. Guloien’s existing medium and long-term incentive awards will have accelerated vesting if, following a change in control, the successor employer does not assume or honour the awards, or offer equivalent awards under new substitute plans.

Change in control is described as any of the following:

¡	the incumbent directors no longer constitute at least a majority of the board
¡	any party becomes a beneficial owner holding directly or indirectly 35% of our voting shares
¡	our shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction our shareholders retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board
¡	our shareholders approve the complete liquidation or dissolution of Manulife or the sale of our assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board
¡	management of Manulife is transferred to a non-affiliated party.

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Good reason is described as any of the following events during the protection period:

¡	we diminish Mr. Guloien’s position, authority or scope or scale of duties or responsibilities
¡	we require him to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent
¡	we reduce his annual base salary or do not increase it in line with adjustments to the base salary of other executives
¡	we reduce his target annual incentive award
¡	we do not either continue or provide an alternative to Manulife’s welfare benefit plans or programs for benefits, perquisites and expense reimbursements
¡	we do not maintain reasonable and adequate indemnification for his services as an officer of Manulife.

How a change in employment status affects equity compensation

The chart below summarizes the treatment of restricted share units (RSUs), performance share units (PSUs), stock options and deferred share units (DSUs) granted in 2015 when a named executive retires, resigns, is terminated without cause or dies:

¡	awards that have not vested may be forfeited if the executive breaches post-employment conditions. The named executives are subject to non-competition and non-solicitation conditions for two years
¡	awards may be clawed back as the board can recoup or cancel the incentive awards if the executive is involved in fraud or a serious misconduct
¡	awards are forfeited if the executive is terminated with cause
¡	restricted share units, performance share units, stock options and deferred share units may be transferred to a beneficiary or an estate when a named executive dies.

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EXECUTIVE COMPENSATION DETAILS

| | Early retirement | Normal retirement | Resignation or termination without cause | Death |
|---|---|---|---|---|
| **RSUs/PSUs** | Number of RSUs/PSUs is pro-rated<br>Payment on the scheduled payout date, subject to any performance conditions | Number of RSUs/PSUs is pro-rated for grants within the first anniversary of the grant date<br>RSUs/PSUs vest in full for grants beyond the first anniversary of the grant date<br>Payment on the scheduled payout date, subject to any performance conditions | RSUs/PSUs are forfeited | RSUs/PSUs vest in full<br>Payment as of the date of death<br>Performance conditions are waived |
| **Stock options** | Unvested options terminate<br>Vested options can be exercised until the end of the term | Unvested options are pro-rated for grants made in the previous 12 months<br>Unvested options continue to vest in full according to the vesting schedule<br>Vested options can be exercised until the end of the term | Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause<br>Vested options can be exercised for a 90-day period beginning one year after termination without cause | Unvested options vest<br>Vested options can be exercised within one year of the date of death |
| **PDSUs/DSUs** | Canadian executives must redeem vested awards by December 15 of the following year<br>U.S. executives can redeem vested awards on the date they've designated on their deferral election form | | | |

RSUs/PSUs
Stock options
PDSUs/DSUs
Early retirement
Number of RSUs/PSUs is pro-rated
Payment on the scheduled payout date, subject to any performance conditions
Unvested options terminate
Vested options can be exercised until the end of the term
Normal retirement
Number of RSUs/PSUs is pro-rated for grants within the first anniversary of the grant date
RSUs/PSUs vest in full for grants beyond the first anniversary of the grant date
Payment on the scheduled payout date, subject to any performance conditions
Unvested options are pro-rated for grants made in the previous 12 months
Unvested options continue to vest in full according to the vesting schedule
Vested options can be exercised until the end of the term
Resignation or termination without cause
RSUs/PSUs are forfeited
Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause
Vested options can be exercised for a 90-day period beginning one year after termination without cause
Death
RSUs/PSUs vest in full
Payment as of the date of death
Performance conditions are waived
Unvested options vest
Vested options can be exercised within one year of the date of death
PDSUs/DSUs
Canadian executives must redeem vested awards by December 15 of the following year
U.S. executives can redeem vested awards on the date they’ve designated on their deferral election form

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EXECUTIVE COMPENSATION

Treatment of the award on resignation or termination may be specified in the named executives’ employment agreements (see page 106). If a named executive reaches normal or early retirement during the severance period that follows a termination without cause, certain vested options may be exercised until the end of the severance period.

For awards granted up to and including 2014:

¡	vested options can generally be exercised until the third anniversary of early retirement
¡	unvested options continue to vest and can be exercised until the third anniversary of normal retirement and vested options can generally be exercised until the third anniversary of normal retirement
¡	vested options can be exercised for up to 90 days following a termination without cause.

Retirement conditions vary by grant:

1	Senior vice presidents and above can get treatment similar to early retirement if these conditions are met.

2	Senior vice presidents and above can get treatment similar to normal retirement if these conditions are met.

Awards granted in 2015 and later to senior vice presidents or above, subject to the executive providing at least three months’ prior notice of retirement
All other awards
Early retirement
55 years old and 10 years continuous service
55 years old and age plus continuous service totals at least 651
55 years old and 10 years continuous service
Normal retirement
65 years old
60 years old and 10 years of continuous service
at least 55 years old and age plus continuous service totals at least 75, or at least 55 years old and age plus continuous service totals at least 702
65 years old
60 years old and 10 years of continuous service, or
at least 55 years old and age plus continuous service totals at least 75

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EXECUTIVE COMPENSATION DETAILS

Compensation of employees who have a material impact on risk

We’re committed to ensuring our compensation program is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the Financial Stability Board’s Implementation Standards and other governance practices related to compensation. In 2015, our internal auditors conducted an annual independent review of the executive compensation program and confirmed our alignment with the FSB Principles. See page 54 for more information about our compensation governance practices.

FSB Principles and Basel Commission for Banking Supervision Pillar 3 Requirements

The management resources and compensation committee oversees our global human resources strategy, policies and programs, management succession and executive compensation, and all of the directors on the committee are independent.

The tables below show the breakdown of 2015 compensation for employees who have a material impact on our risk exposure (material employees), which includes all executives who were members of the executive committee in 2015.

Compensation was awarded in U.S. dollars and converted to Canadian dollars using the exchange rates we used for the summary compensation table (see page 90).

2015 compensation

Number of material employees	Total compensation ($ thousands)	Fixed compensation ($ thousands)	Variable compensation ($ thousands)		Non-deferred compensation ($ thousands)	Deferred variable compensation ($ thousands)	Severance payments ($ thousands)
15	75,645	12,733	AIP	15,662	30,629	43,511	1,505
			Special awards	2,234
			RSUs	10,820
			PSUs/PDSUs	11,935
			Stock options	13,705
			Total	54,356

Variable compensation

Includes the annual incentive and grant values of restricted share units, performance share units, performance deferred share units and stock option awards. All material employees received incentive awards for 2015.

Deferred variable compensation

The total value of restricted share units, performance share units, performance deferred share units and stock option awards.

Deferred compensation outstanding

	RSUs/PSUs/DSUs		Stock options
Number of material employees	Outstanding vested ($ thousands)	Outstanding unvested ($ thousands)	Outstanding vested ($ thousands)	Outstanding unvested ($ thousands)	Total value of deferred compensation outstanding at year-end ($ thousands)	Deferred compensation paid out in 2015 ($ thousands)	Value of deferred compensation granted in 2015 ($ thousands)	Implicit change in deferred compensation value ($ thousands)
15	16,706	39,670	31,716	12,554	100,647	26,481	22,860	(12,046)

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EXECUTIVE COMPENSATION

You can read about the management resources and compensation committee’s composition and mandate in its report on page 36, and the compensation decision-making process and program design beginning on page 72

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Restricted share units, performance share units and deferred share units

Amounts are based on $20.74, the closing price of Manulife common shares on the TSX on December 31, 2015.

Vested and unvested, unexercised in-the-money stock options

Amounts are the difference between the exercise price of the stock options and $20.74, the closing price of common shares on the TSX on December 31, 2015.

Deferred compensation paid out in 2015

The total value of restricted share units and performance share units vested and paid out and any gains from stock options exercised in 2015. In 2015 there were no discretionary adjustments of deferred compensation or payments made due to malus, clawbacks or similar reversals or downward revaluations of awards.

Implicit change in deferred compensation value

The increase (or decrease) in value of deferred compensation due to any change in share price and performance vesting conditions.

114  Manulife Financial Corporation

Where to find it
Our governance practices	117	Independence	128
		Diversity	129
About the Manulife board	118	Skills and experience	130
Roles and responsibilities	120	Director development	132
Board committees	126	Assessment	133
		Board succession	134
Serving as a director	127
Integrity	127	Other information	135
Equity ownership	127	Liability insurance	135
Serving on other boards	127	Loans to directors and officers	135
Term limits	128	Directors’ approval	135

Governance at Manulife
We believe that good corporate governance is critical to our long-term success, preserving the Manulife brand and protecting the interests of our shareholders.
Eight principles guide governance at Manulife
These support our values as a company and the way we conduct ourselves and do business
Independence Accountability Clarity of roles Effective strategy
Prudent risk management Leadership Ethical culture Integrity of disclosure

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What we do
✓ Independence
¡	A majority of our directors are independent
¡	All members of our four board committees are independent
¡	Board committees can retain independent advisors
¡	We separated the roles of Chairman and Chief Executive Officer in 1993
¡	We have an annual strategic planning meeting with the board and management separate from regular board meetings
¡	In camera sessions are held at every board and committee meeting
¡	Independent directors meet separately every year
✓ Ethics and integrity
¡	We promote a strong culture of integrity and ethical behaviour
¡	We require all directors to certify compliance with our code of business conduct and ethics every year
✓ Leadership, development and succession
¡	Shareholders elect individual directors annually
¡	Our majority voting policy complies with the TSX rules
¡	We limit directors to a term of 12 years under our tenure policy
¡	We provide directors with orientation and continuing education
¡	The board has a formal annual assessment process
¡	The corporate governance and nominating committee maintains a skills matrix for directors
✓ Diversity
¡	We have a diversity policy that includes diversity characteristics including gender, age, ethnicity, disability, sexual orientation and geographic representation
¡	Diversity and inclusion is promoted and embedded in our global talent management, talent acquisition and leadership programs
✓ Shareholder engagement and alignment
¡	We have a robust shareholder engagement program that is led by the Chairman
¡	We require directors and executives to meet share ownership guidelines to align their interests with those of our shareholders
✓ Risk oversight
¡	We have strong risk oversight, carried out by the board and supported by the risk committee
¡	We have cross-membership between board committees with risk responsibilities
¡	The audit and risk committees have joint meetings at least once a year

What we don’t do
x No hedging of Manulife securities
¡	We do not allow hedging of Manulife securities
x No pensions or stock options for non-executive directors
¡	We do not allow non-executive directors to participate in stock options or our pension plans
x No slate voting for directors
¡	We do not have slate voting – shareholders can vote for or withhold their vote from individual directors
x No tie-breaking vote
¡	Our Chairman does not have a deciding vote in the event of a tie at the board

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GOVERNANCE AT MANULIFE

Our governance practices

Our governance policies and practices are consistent with our vision to be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions.

Our governance policies and practices also are consistent in all material respects with the various rules and requirements that apply to us:

¡	Insurance Companies Act (Canada)
¡	corporate governance guidelines established by OSFI and the Canadian Securities Administrators
¡	U.S. Securities and Exchange Commission rules and regulations
¡	TSX corporate governance guidelines
¡	NYSE corporate governance rules for domestic issuers.

Contacting the board
You can contact the board with any questions or concerns:
Chairman of the Board
Manulife Financial Corporation
200 Bloor Street East
Toronto, Ontario M4W 1E5
Canada
Email corporate_governance@manulife.com
If you have questions or concerns for a board committee, please address your note to the chair of the appropriate committee.

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About the Manulife board

The board is responsible for overseeing our business and affairs as set out in the board’s mandate. The board carries out its responsibilities directly and through its four standing committees. You can read about the board’s responsibilities in more detail beginning on page 120. You’ll find a copy of the board’s mandate on our website (manulife.com) as well as on SEDAR

(sedar.com).

All of our directors are independent (except Donald Guloien, because he is also CEO), and all members of the board’s standing committees are independent. This ensures the board and committees can effectively oversee all aspects of our business and act in Manulife’s best interests.

The board needs a mix of certain skills, experience and personal qualities for proper oversight and effective decision-making, and sets its size and composition accordingly. The board reviews its size and make-up with the corporate governance and nominating committee from time to time, and may appoint new directors to the board between annual meetings. You can read more about board diversity and the skills and experience of our directors beginning on page 129.

The corporate governance and nominating committee reviews the board mandate annually. The board mandate, committee charters and position descriptions for the Chairman, committee chairs, individual directors and the CEO are posted on our website (manulife.com).

The board holds a meeting of independent directors at least once a year. Each committee also sets aside time at each meeting to meet without management present.

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GOVERNANCE AT MANULIFE

Chairman
provides independent board leadership and oversight
Board of directors
oversees:
culture of integrity and ethics
strategic planning
risk management
leadership development and succession planning
corporate governance
internal controls
communications and public disclosure
Audit committee
oversees the external auditors, internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions serves as the conduct review committee
reviews our compliance with legal and regulatory requirements
Corporate governance and nominating committee
develops our governance policies, practices and procedures
develops and oversees the approach to director succession and development develops and oversees the process for assessing effectiveness of the board, its committees and individual directors
oversees director compensation
Management resources and compensation committee
oversees: our global human resources strategy, policies and programs management succession
executive compensation
pension plan governance
Risk committee
oversees:
the management of our principal risks
our programs, policies and procedures to manage those risks
Management
reports to the committees and the board
control functions such as finance, risk, compliance and internal audit operate independently of the business units

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Roles and responsibilities

The board is responsible for approving our strategy, risk oversight, leadership development and succession planning, among other things. It reviews and approves our financial statements, major investments, the raising of capital, organizational restructuring and other significant matters such as mergers, acquisitions and divestitures.

1 — Promoting a culture of integrity and ethical behaviour

The board and management promote a strong culture of integrity and ethical behaviour. Our code of business conduct and ethics applies to all directors, officers and employees and sets out the importance of Manulife’s values, ethics in the workplace and our business relationships, avoiding conflicts of interest, protecting our assets, and prompt reporting of illegal or unethical behaviour.

Anyone, including third parties, can contact our Global Compliance Office, or file a confidential report by contacting our EthicsHotline, 24 hours a day, 7 days a week. Reports can be made anonymously.

Online	manulifeethics.com
By phone	1-866-294-9534
(toll free in North America)

All Manulife directors, officers and employees have a duty to comply with the code and to report an incident if they suspect fraud or other unethical behaviour or wrongdoing, including a breach relating to accounting, auditing or internal controls. There will be no retaliation for anyone who makes a report in good faith.

Each year everyone subject to the code must complete annual training and confirm that they have read and comply with the code. The audit committee monitors compliance with the code and reviews the code every year.

Some limited aspects of the code can be waived for directors and senior executives in exceptional situations if approved by the board on the recommendation of the audit committee, and promptly disclosed. To date, the board has not waived any aspect of the code. You can access a copy of the code on our website (manulife.com).

2 — Strategic planning

We hold an annual strategic planning meeting for the board and senior management, separate from regular board meetings, where board members and management discuss emerging trends, the competitive environment, risk issues and any significant business issues or products as important context for our strategic direction.

Management develops strategic, financial and capital plans, our risk appetite and allocation of resources. The strategic business plans include the strategy and related opportunities and risks for Manulife and each of its four divisions.

The board reviews the plans, risk appetite and resource allocation, consults further with management and considers any other key issues before it approves them.

The board monitors management’s progress throughout the year. It receives regular updates from the CEO and management on strategic developments and our performance against the strategic plan, and oversees adjustments management makes to the plans to reflect new conditions or environmental factors.

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GOVERNANCE AT MANULIFE

The planning meeting regularly rotates among Canada, the U.S. and Asia to give the board an opportunity to visit our operations and meet with local staff. The 2015 meeting was held in Montreal because of our long-standing presence in Quebec and the importance of the region to our operations.

Directors can also attend site visits to gain more insight into a specific market or aspect of our business. In 2015 we organized a site visit to Boston for a group of directors to see areas of our U.S. operations.

3 — Risk oversight

Manulife’s business strategy and risk appetite are fundamental in meeting our objectives and creating long-term shareholder value.

All of our activities involve risk and elements of risk taking. The objective is to balance the company’s level of risk with our business, growth and profitability goals, to provide integrated customer solutions while achieving consistent and sustainable performance over the long term that benefits the shareholders.

The board is responsible for risk oversight and approves our risk appetite which includes our risk philosophy, the types of risks we are willing to assume in our business activities, and our risk tolerance and limits. The board looks to the audit committee, risk committee and management resources and compensation committee to assist in overseeing certain areas of risk:

¡	the audit committee
–	oversees compliance with legal and regulatory requirements
–	oversees policies and internal control systems for effectiveness to mitigate our exposure to financial risk
–	reviews our quarterly and annual financial statements and related disclosure before recommending to the board for their review and approval
–	meets directly with OSFI, our principal regulator
¡	the risk committee
–	identifies and assesses our principal risks
–	reviews the risk impact of the business plan and new business initiatives
–	oversees the risk management function
–	oversees our compliance with risk management policies
–	evaluates the company’s risk culture
¡	the risk committee and audit committee oversee our risk management program, including reviewing our risk appetite and appropriate balance of risk and return
¡	the management resources and compensation committee and risk committee assess how our executive compensation program aligns with sound risk management principles and our risk appetite.

Directors typically sit on two committees which adds depth to committee deliberations. The audit committee and risk committees have at least one joint meeting every year.

Enterprise risk management (ERM) framework

Our ERM framework governs all of our risk taking and risk management activities worldwide. It provides a structured approach to implementing risk taking and risk management activities

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at an enterprise level, supporting our long-term revenue, earnings and capital growth strategy. It is communicated through risk policies and standards that provide reasonable assurance that the design and execution of strategies across the organization is consistent with the objectives and risk appetite of the organization.

Management develops our risk strategy and risk appetite. Both are forward looking and aligned with our business strategy, and cascaded throughout Manulife with accountabilities and delegation of authority at various levels for proper oversight.

Management also identifies the principal risks we face in our business. We consider internal and external factors and develop strategies for managing each principal risk and group them into six categories – strategic, market, liquidity, credit, insurance and operational.

We use a compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks, and assess our compensation program against the framework every year.

We have comprehensive risk policies and practices that underpin our business activities and support the governance standards for life insurance companies generally.

Compliance and reporting

Management manages the principal risks and implementation of controls to manage risk, and regularly assesses whether there are any material deficiencies. It updates the board on our principal risks at least quarterly.

Controls and certifications

We update our risk policies, risk management processes, internal controls and management information systems regularly to make sure they match our risk profile and comply with regulatory requirements. We also do stress testing on an ongoing basis to support the way we identify, assess and mitigate risk.

The CEO and CFO certify our disclosure controls and procedures, annual financial statements and quarterly financial statements, among other things, to meet legal and regulatory requirements.

4 — Leadership development and succession

The management resources and compensation committee reviews our approach to human resources, talent management, compensation and the succession planning process for senior executives.

Diversity

We value a high performing workforce that reflects the diversity of our customers and the communities where we operate. We believe that a diverse workforce, especially in leadership roles, can enhance performance, foster innovation and improve business results.

Our ability to attract, develop and retain a diverse workforce is due largely to the global nature of our business and our reputation as strong, reliable, trustworthy and forward thinking. While we haven’t relied on formal targets to increase diversity or

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women in management, we’re focusing on developing a diverse workforce that is more representative of our customer base and has more women in leadership positions.

In 2015, Donald Guloien and the Chairman joined the 30% Club, a group that aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

The table below shows the number of women in leadership positions at Manulife and our subsidiaries:

(as at February 29, 2016)
Women in senior leadership roles (vice president and higher)	100 of 448	22.3%
Women in senior executive roles (executive vice president and higher)	6 of 34	17.6%

Increasing female leadership is a priority in our corporate strategy, and we’ve made tangible progress over the past few years by:

¡	embedding diversity practices in our global talent management programs and including gender diversity results in workforce reporting to senior management and the board
¡	incorporating gender diversity into the ongoing review and discussion of our top succession talent
¡	continuing internal and external training and development programs, including mentorship programming, for high performing women
¡	exploring unconscious bias, inclusive leadership and other diversity training for rollout to all employee levels
¡	continuing to provide dedicated support and development of the Manulife Global Women’s Alliance (GWA), internal employee communities for women that focus on professional development and networking. Each chapter has an executive sponsor (vice president or higher, and country general manager level in some cases) to increase exposure and impact. In 2015, the GWA nearly doubled to 15 chapters worldwide
¡	internally and externally celebrating and promoting the value of women in business, including our first official celebration of International Women’s Day
¡	revising workforce policies around flexible work arrangements and family leave to better accommodate and retain female employees
¡	adding more external partnerships with leading networks that support the advancement of women and provide opportunities to share best practices and attend events and educational sessions that encourage leadership across the organization. Organizations include Women in Capital Markets and Catalyst (a not-for-profit think-tank focused on the advancement of women in business), among others
¡	continuing to enhance the way we source, assess and select candidates. We follow a formal recruitment process where all vacancies up to and including vice president roles are posted internally and externally, and all executive search vendors must ensure their slate of candidates is diverse and includes a focus on women.

We may also establish other measurable objectives for increasing diversity in leadership as we continue to develop our overall approach to diversity globally.

Management development and assessment

The management resources and compensation committee oversees our human resources strategy and our talent management program globally.

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Management development

We integrate our talent and succession planning process for senior management with the primary objective of having high performing individuals in critical roles across the organization.

We’re focusing on several areas to ensure we have depth of talent and diverse leadership to fill critical roles in the future:

¡	acquiring and retaining high performing, high potential talent
¡	selective external hiring of exceptional, seasoned executives
¡	increasing our diversity to better reflect the global markets where we operate
¡	identifying early high performing, high potential employees, with a particular focus on growing our pipeline of women in senior roles, developing their skills and providing regular assessments
¡	engaging our talent and driving high performance
¡	significantly investing in the development of our top talent both on the job and through formal development programs.

High potential employees go through a career development program that combines formal training in specific areas and practical work experience that is meaningful and varied and may include roles in different divisions or an international assignment.

Assessment

We have a formal assessment process that is based on corporate and individual performance. The independent directors assess the CEO’s performance every year and the board approves the CEO’s objectives for the following year. The management resources and compensation committee reviews assessments of the performance of senior executives every year, based on business performance, including risk-related aspects, and individual performance. The board also approves compensation decisions for the CEO and other senior executives based on these assessments.

The audit committee assesses the effectiveness of the heads of our oversight functions, including the CFO, Chief Internal Auditor, Chief Actuary and Global Compliance Chief. The risk committee assesses the effectiveness of the Chief Risk Officer. The management resources and compensation committee and the board approve all senior executive appointments.

Management succession planning

Our succession strategy is based on promoting talented individuals within the organization, and hiring from outside to strengthen our capabilities where appropriate and to build diverse perspectives and fresh thinking.

The board and committees review the succession plans for senior management and the heads of our key oversight functions. The board develops the CEO’s succession plan, and the management resources and compensation committee monitors succession plans for senior executives. The management resources and compensation committee, with the assistance of the audit committee and risk committee where appropriate, also monitors succession plans for the heads of our oversight functions.

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Management devotes its attention to developing talent below the senior executive level to ensure there is a well trained, high performing pool of executives with a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high performing company. Developing our people helps retention and ensures orderly transitions.

The management resources and compensation committee conducts a review of the succession planning process every year.

5 — Communications and shareholder engagement

Disclosure policy and practices

The board has established policies for the treatment and disclosure of information to ensure it is accurate, understandable and broadly disseminated on a timely basis.

The disclosure committee is responsible for reviewing all material disclosure before sending it to the board for review and approval, and overseeing and monitoring our disclosure processes and practices. It is made up of members of senior management and reports to the audit committee on disclosure matters.

A cross-functional group that includes members of senior management, as well as employees from our legal, investor relations, corporate communications groups, and others as required, meets regularly to review information and developments to assess materiality and determine whether the information must be publicly disclosed.

Our risk disclosure committee reviews all risk disclosure and recommends changes to content as appropriate.

The board reviews and approves our financial statements, management’s discussion and analysis (MD&A) and earnings releases based on the review and recommendation of the audit committee, as well as the annual information form, management information circular and other material disclosure.

Engagement

We and the board believe that engaging and communicating directly with shareholders and other stakeholders is important for providing timely and meaningful feedback.

The Chairman’s shareholder engagement outreach program, which is part of the broader board engagement program facilitated by our investor relations group and consistent with the board’s shareholder engagement principles (manulife.com), includes:

¡	an annual shareholder engagement outreach program to generate dialogue and feedback on a variety of topics, which the Chairman hosts and leads. The 2015 program included eight meetings and nine conference calls with a number of our largest shareholders, representing approximately 477 million shares, or approximately 36% of the total value of outstanding shares held by our institutional shareholders (based on information from Ipreo as at September 30, 2015). Topics this year included board composition and priorities, organizational culture, recent acquisitions, focus on innovation and disruption, capital deployment, executive compensation and our dividend policy, among others

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¡	ongoing communication, which is an important part of creating an open, candid and productive dialogue. The chairs of each committee are available at every annual meeting to respond to questions from shareholders
¡	encouraging shareholders to attend the annual meeting, because it offers a valuable opportunity to discuss Manulife, our corporate governance practices and other topics.

Say on executive pay

This year shareholders will again have an opportunity to have a say on our approach to executive pay. This is an advisory vote, so the results are not binding. The board will, however, take the results into account together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future. You can read more about this on page 15.

Shareholder proposals

Shareholders can submit proposals to be considered at an annual meeting and included in our circular. The corporate governance and nominating committee oversees this process. You can read more about shareholder proposals on page 16.

For more information

You can find more information about Manulife on our website, including webcasts of the quarterly investor conference calls and senior management’s presentations to the investment community, our annual reports and other investor information (manulife.com).

Board committees

The board has four standing committees to help it carry out its mandate:

¡	audit committee
¡	corporate governance and nominating committee
¡	management resources and compensation committee
¡	risk committee.

Each committee is made up entirely of independent directors, and has a committee charter. Committees set aside time at each meeting to meet in camera (without management present), and may also use part of this time to meet with independent advisors and individual members of management.

Committee chairs report to the board, providing updates on the committee’s deliberations and any recommendations that require the board’s approval.

Committees review their charter every year and update it as necessary. They also review an assessment by their committee members of the committee’s performance and effectiveness in carrying out the responsibilities set out in its charter. Each committee considers the results when developing its priorities and work plan for the coming year.

The corporate governance and nominating committee reviews composition at least once a year and reconstitutes committee membership as appropriate. The CEO is not involved in any of these decisions.

You can access the committee charters and position description for each committee chair on our website (manulife.com) and read the 2015 committee reports beginning on page 34.

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Independent advice

The board and committees may retain outside advisors to receive independent advice, and we pay for the cost of these services.

Individual directors may also retain outside advisors to receive advice on any board or committee matter, as long as it’s approved by the corporate governance and nominating committee.

Serving as a director

We and the board expect directors to conduct themselves professionally, with integrity, and always in the best interests of Manulife.

A director must commit the necessary time to their duties as a director and we expect them to attend all of their meetings absent extenuating circumstances. We compensate directors appropriately and our fee schedule is competitive with the market (see page 38 for details).

If a director changes employment or his or her country of residence, or there is any other significant change, he or she must notify the chair of the corporate governance and nominating committee. The committee will review the matter and consider an appropriate course of action. We expect the director to resign if the change creates a conflict of interest, or affects our ability to comply with legal or regulatory requirements or our own internal policies.	Directors who receive more withheld votes than for votes in an uncontested election have to submit their resignation. See page 18 for more about our majority voting policy.

Integrity

In addition to complying with our code of business conduct and ethics, directors are required to follow rules established to ensure they exercise independent judgment and avoid conflicts of interest.

Equity ownership

We require directors to hold equity in Manulife to align their interests with those of our shareholders. All independent directors must hold at least three times the annual board member retainer. Until they meet this requirement, directors receive their entire annual board member retainer in deferred share units. See page 38 for details.

Serving on other boards

We do not limit the number of public company boards our directors can serve on, however, the corporate governance and nominating committee must review and approve a proposed appointment to another board. As part of its review, the committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the

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proposed appointment would impede the director’s ability to devote the time and commitment necessary.

None of our directors serve together on another company board other than Manufacturers Life.

Term limits

Independent directors can serve up to 12 years on our board so we can balance the benefits of experience and the need for board renewal and new perspectives.

A director who has served the maximum term will only be nominated for election in exceptional circumstances. The board does, however, have discretion to nominate a director again for up to three years if the director’s specific expertise meets the needs of the board at that time.

The Chairman may serve a full five-year term as Chairman regardless of the number of years he or she has served as a director.

We eliminated the mandatory retirement age of 72 when term limits were introduced in December 2013. To allow an orderly transition, independent directors who had served at least 12 years on the board as of the date of the 2014 annual meeting but had not turned 72 (the mandatory retirement age in effect prior to December 5, 2013) are eligible for re-election until 2019. John Cassaday is the only director who is covered by this transitional provision.

Independence

We have a board independence policy that complies with all legal, regulatory and securities exchange requirements that apply.

A director is independent if he or she doesn’t have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with their ability to exercise independent judgment. All of the nominated directors are independent, except for Donald Guloien because of his position as CEO of Manulife. Members of the audit committee and the management resources and compensation committee also meet the additional independence requirements of those committees.

Independent Chairman

We separated the roles of Chairman and CEO in 1993 to promote independent leadership and oversight by the board.

The Chairman must be an independent director. The Chairman is appointed each year by the directors and can serve up to five years in the role. Richard DeWolfe became Chairman in 2013 and has never been a Manulife employee.

The Chairman is responsible for providing leadership to the board, encouraging open discussion and debate and guiding deliberations on strategic and policy matters. The Chairman has frequent discussions with senior management, sets the meeting agendas and attends all committee meetings whenever possible. The Chairman works closely with the corporate governance and nominating committee on all governance matters. The Chairman’s mandate is available on our website (manulife.com).

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Independent directors

The independent directors meet regularly with senior management, and meet without management present at the end of each board and committee meeting.

The independent directors also meet in a closed session at least once every year to review the performance of the CEO and approve his compensation, review the board’s own performance assessments and approve the board’s objectives for the following year.

They may also have closed sessions with independent advisors or members of management.

Diversity

Having a mix of highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom to generate healthy discussion and debate and effective decision-making. Manulife is a founding member of the Canadian Board Diversity Council, which focuses on advancing board diversity in Canada.

The board adopted a diversity policy in 2012 and enhanced it in 2014. The policy covers age, gender, ethnicity, disability, sexual orientation and geographic representation. When identifying director candidates, the	63% of the eight directors appointed in the last five years have been women.

corporate governance and nominating committee considers prospective candidates based on merit, along with all of these characteristics, in the context of competencies, expertise, skills, background and other qualities the board identifies from time to time as being important. Adherence to the policy is also taken into account as part of the annual performance and effectiveness evaluations of the corporate governance and nominating committee and the board.

The policy sets out the board’s objective of women representing at least 30% of the independent directors, an objective we’ve met since 2013. The committee reviews this objective every year and may recommend changes or additional objectives as appropriate. The table below shows the number of women currently on the board. All of them have been nominated for election at this year’s annual meeting (see page 17).

(as at March 9, 2016)
Female directors (as a percentage of total directors)	5 of 15	33%
Female directors (as a percentage of independent directors)	5 of 14	36%

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Skills and experience

The corporate governance and nominating committee helps determine the necessary qualities, skills and experience for a member of the board of a global financial services company and Manulife in particular.

Directors must possess six core attributes:

¡	a reputation for integrity and ethical behaviour
¡	a demonstrated ability to exercise judgment and communicate effectively
¡	financial knowledge
¡	prominence in their area of expertise
¡	experience relevant to our operations
¡	sufficient time to dedicate to board and committee work.

They must also have a mix of key skills and experience as set out in the table below. The committee maintains a skills matrix to identify any gaps or emerging areas of importance.

	Minimum required
Senior executive Broad business experience (as a senior officer or chair of the board of a major public, private or not-for-profit organization)	all	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Other directorships Director of a major organization	majority	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓

Public sector Experience working in a Crown Corporation, educational institution or any other non-commercial organization	2	✓	✓			✓	✓			✓			✓

Financial experience Based on the definitions of financial literacy or expert for members of the audit committee under securities laws	majority	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Risk management experience Experience in identifying the principal risks of an organization and oversight or management of a risk management system (as a CEO, risk management executive or member of the risk committee of a public company board)	4	✓		✓		✓	✓	✓		✓		✓	✓	✓	✓	✓

Global financial services executive | Knowledge of investment management Experience in the financial services industry or experience overseeing complex financial transactions and investment management	4				✓		✓	✓			✓	✓		✓	✓	✓

Operations | Governance Experience gained through direct involvement with business or regulatory operations in:	Asia 4		✓				✓	✓	✓	✓		✓	✓	✓
	Canada 4		✓	✓	✓		✓		✓	✓		✓	✓	✓	✓
	U.S. 4	✓		✓			✓	✓		✓	✓	✓		✓		✓
Human resources management and executive compensation Experience in overseeing compensation design (as a CEO, CFO, senior human resources executive or consultant, or member of the compensation committee of a public company board)	3	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓

Richard DeWolfe Joseph Caron John Cassaday Susan Dabarno Sheila Fraser Donald Guloien Luther Helms Tsun-yan Hsieh Thomas Jenkins Pamela Kimmet Donald Lindsay John Palmer James Prieur Andrea Rosen Lesley Webster

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Director development

Directors receive ongoing education to keep them up to date in their knowledge and understanding of our businesses and market and regulatory environment so they can carry out their responsibilities effectively.

Orientation

We’re able to attract qualified and experienced directors from various backgrounds with a diverse range of skills. New directors receive orientation to help them become more knowledgeable about Manulife as quickly as possible. The program is tailored for each director’s knowledge, skills and experience.

Directors receive information about Manulife, the board and board committees and their duties as a director. The Chairman and committee chairs meet with new directors to discuss the role of the board and committees and to give them an opportunity to have a candid discussion and ask questions.

We also arrange sessions with senior management on a wide variety of relevant subjects to help new directors gain a deeper understanding of our business, priorities and challenges.

All directors have a standing invitation to attend committee meetings and new directors are encouraged to do so as part of their orientation.

Continuing education

We run a continuing education program for all directors and the corporate governance and nominating committee coordinates the program agenda.

The program typically includes regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics.

We also organize site visits for directors so they gain additional insights into various aspects of our business and our global operations. Site visits also give directors an opportunity to meet directly with management and other employees in those areas or regions.

Committee chairs also coordinate education sessions on specific topics for their committee members.

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The table below details our continuing education program for directors in 2015:

Topic	Date	Audience
Business and operations
Wealth and asset management distribution channels	September 2015	board
Market trends
Global economic outlook	May 2015	board
Market disruptors (external experts)	December 2015	board
Trends in the utilities industry	May 2015	risk committee
Trends in the oil and gas industry	May 2015	audit committee
Developing holistic and long-lasting customer relationships (external experts)	May 2015	audit committee
Asian insurance and wealth management trends (external experts)	July 2015	board
Risk
Trading oversight in Asia	May 2015	risk committee
Market conduct risk	June 2015	audit committee risk committee
Hedging	November 2015	board
Governance and compensation
Compensation policy and trends (external experts)	June 2015	management resources and compensation committee
Shareholder activism (external experts)	November 2015	board risk committee
Corporate governance trends	December 2015	corporate governance and nominating committee

We also encourage directors to participate in outside professional development programs. We pay for these expenses as long as the Chairman and the chair of the corporate governance and nominating committee approve the program in advance.

All of our directors are members of the Institute of Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences. In 2015, directors also participated in (or were members of) additional external education programs provided by The Corporate Directors Group, the Northwind Professional Institute, the Global Risk Institute and the Canada Institute Advisory Board of the Woodrow Wilson International Center for Scholars.

Assessment

The corporate governance and nominating committee hires an independent advisor to help carry out an annual assessment of the board, committees and individual directors.

Directors complete a comprehensive questionnaire to assess the performance and effectiveness of the following:

¡	the board vis-à-vis its mandate

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¡	the Chairman in carrying out his mandate
¡	the committees they’re members of, and the chairs of those committees, in carrying out the responsibilities required by the committee charters.

Senior executives who interact regularly with the committees are also invited to complete committee assessments to provide additional perspective.

The independent advisor compiles the assessments, completes an analysis and reports its findings on the board to the Chairman and the corporate governance and nominating committee. The independent advisor also reports its findings on each of the committees to the respective committee chair. These results are used to address any areas for improvement and develop the board’s priorities for the following year.

The Chairman also meets with each director to receive any candid feedback for developing the board’s priorities for the following year. He then meets with the board to discuss the recommendations and plan the implementation of the board’s priorities for the coming year.

Each committee also receives their assessment results and goes through a similar process.

Board succession

The corporate governance and nominating committee manages board succession in light of the board’s overall needs, term limits and retirements. It also reviews board composition in light of the annual board assessment results and recommends any changes as appropriate.

The committee is responsible for the director candidate search, identifying qualified candidates for nomination to the board, on its own, with suggestions from the board and others, and using the services of an independent advisor or search firm to help identify suitable candidates who meet the board’s selection criteria and support the diversity objectives. It also maintains a list of prospective candidates who meet established criteria and our diversity objectives.

The committee considers prospective candidates based on merit, with the expertise, skills, background, experience and other qualities the board identifies as important for supporting our strategy and operations. It also takes into account legal and regulatory requirements, such as residency and independence, and considers gender, age, ethnicity, disability, sexual orientation and geographic representation as part of the board’s diversity policy. You can read more about board diversity on page 129 or access the board’s diversity policy on our website (manulife.com).

The Chairman, CEO, committee chairs and other directors interview any suitable candidates and an independent firm conducts a background check. The committee considers input from all of these sources before it recommends a candidate for the board’s review and approval for nomination or appointment to the board.

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Other information

Liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur as directors and officers of Manulife and our subsidiaries in circumstances where we cannot indemnify them. Our current policy provides approximately US$300 million in coverage and expires in September 2016.

Loans to directors and officers

We may grant loans to our directors, officers and other employees in the regular course of business as long as the loans are in compliance with legal and regulatory requirements and are on market terms, and therefore on the same terms as loans we make to customers with similar creditworthiness.

As at February 29, 2016 the total indebtedness to Manulife or any of our subsidiaries of all officers, directors and employees and former officers of Manulife or our subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, was $6,290,667. None of our directors or executive officers had any other indebtedness to Manulife or any of our subsidiaries other than routine indebtedness.

Directors’ approval

The board of directors has approved the contents of this circular and authorized us to distribute it to all shareholders of record.

Antonella Deo

Vice President and Corporate Secretary

March 9, 2016

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